As filed with the Securities and Exchange Commission on February 7, 2005

Registration No. 333-121557

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hornbeck Offshore Services, Inc.*

(Exact name of registrant as specified in its charter)

Delaware	72-1375844	4424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Primary Standard Industrial Classification Code Number)

103 Northpark Boulevard, Suite 300

Covington, Louisiana 70433

(985) 727-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd M. Hornbeck

President, Chief Executive Officer and Secretary

103 Northpark Boulevard, Suite 300

Covington, Louisiana 70433

(985) 727-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

R. Clyde Parker, Jr., Esq.

Ricardo Garcia-Moreno, Esq.

Winstead Sechrest & Minick P.C.

2400 Bank One Center

910 Travis Street

Houston, Texas 77002

(713) 650-8400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

* Includes existing domestic significant restricted subsidiaries guaranteeing the securities being registered hereby, which are also registrants. Information about these additional registrants appears on the following page.

TABLE OF SUBSIDIARY GUARANTOR REGISTRANTS

(Exact name of Additional Registrant as Specified in its Charter)(1)	(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	I.R.S. Employer Identification Number
Hornbeck Offshore Services, LLC	Delaware	4424	72-1375844
Hornbeck Offshore Operators, LLC	Delaware	4424	72-1375844
Hornbeck Offshore Transportation, LLC	Delaware	4424	72-1375844
Hornbeck Offshore Trinidad & Tobago, LLC	Delaware	4424	72-1375844
HOS-IV, LLC	Delaware	4424	72-1375844
Energy Services Puerto Rico, LLC	Delaware	4424	72-1375844

(1)	The address for each subsidiary guarantor registrant is 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433.

PROSPECTUS

$225,000,000

Hornbeck Offshore Services, Inc.

Offer to Exchange

6.125% Series B Senior Notes due 2014 with Issuance

Registered under the Securities Act of 1933

for

6.125% Series A Senior Notes due 2014

Terms of The Exchange Offer:

•	We are offering to exchange up to $225,000,000 in principal amount of our 6.125% Series B Senior notes due 2014 for our outstanding 6.125% Series A Senior notes due 2014. The issuance of the Series B notes has been registered under the Securities Act of 1933, the Series B notes are tradable without restriction under the federal securities laws and have terms that are substantially identical to the terms of the Series A notes.

•	We will exchange all Series A notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of Series B notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on March 7, 2005, unless extended. We do not currently intend to extend the exchange offer.

•	Tenders of Series A notes may be withdrawn at any time before the expiration of the exchange offer.

•	The exchange of Series B notes for Series A notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	Each broker-dealer that receives Series B notes in connection with this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Series B notes. If a broker-dealer acquired Series A notes as a result of market-making or other trading activities, such broker-dealer may use this prospectus, as supplemented or amended, in connection with resales of Series B notes.

The Series B Notes:

•	Maturity. December 1, 2014.

•	Interest Payments. We will pay interest on the Series B notes at an annual rate of 6.125% on June 1 and December 1 of each year until maturity. We will make the first interest payment on June 1, 2005. Interest on the Series B notes will accrue from November 23, 2004, the date of issuance of the Series A notes.

•	Ranking. The Series B notes will be senior, unsecured obligations. They will rank equally in right of payment to our existing and future senior indebtedness. The Series B notes will be effectively subordinated to all of our secured indebtedness to the extent of the fair value of the assets collateralizing such indebtedness.

•	Guarantees. The Series B notes will be guaranteed by all of our domestic significant restricted subsidiaries on an unsecured basis.

•	Optional Redemption. We may, at our option, redeem all or a part of the Series B notes from time to time at the redemption prices and subject to the conditions described in this prospectus.

•	Change of Control. If we experience a change of control, any noteholder may require us to repurchase all or a part of its Series B notes for cash at 101% of the principal amount of the notes.

•	Listing. We do not intend to list the Series B notes on any securities exchange or arrange for them to be quoted on any quotation system.

See the “ Description of Series B Notes” section beginning on page 87 for more information about the Series B notes to be issued in this exchange offer.

See the “ Risk Factors” section beginning on page 14 for a discussion of factors you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 7, 2005

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or Commission. In making your decision to participate in this exchange offer, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed after that date.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus incorporates important business and financial information about us that we have not included in or delivered with this prospectus. This information is available without charge upon written or oral request, from James O. Harp, Jr., Chief Financial Officer, by writing to us at Hornbeck Offshore Services, Inc., 103 Northpark Boulevard, Suite 300, Covington, Louisiana, 70433, by telephone at (985) 727-2000 or by e-mail at ir@hornbeckoffshore.com. In order to obtain timely delivery of such documents, holders of outstanding notes must request this information no later than five business days prior to the expiration date of the exchange offer for the outstanding Series A notes.

We have filed with the Commission a registration statement on Form S-4 under the Securities Act of 1933, as amended, or Securities Act, related to the Series B notes offered by this prospectus. As allowed by Commission rules, this prospectus does not contain all of the information contained in the registration statement. The complete registration statement and the documents filed as exhibits to the registration statement are available to the public over the Internet at the Commission’s web site at http://www.sec.gov. If you have a question on any contract, agreement or other document filed as an exhibit to the registration statement, please see the exhibits for a more complete description of the matter involved. You may also read and copy any document we have filed with the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-732-0330 for further information on the operation of the public reference facilities. Our Commission filings are also available at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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We file annual, quarterly and current reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934, as amended, or Exchange Act. The reports and documents that we file with the Commission are available free of charge at the Commission’s website named above, as well as our website at http://www.hornbeckoffshore.com under the caption “Investors.” Information on our website does not constitute part of this prospectus.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus, including certain information set forth in the sections entitled “Prospectus Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. We have based these forward-looking statements on our current views and assumptions about future events and our future financial performance. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “predict”, “project”, “should” or “will” or other comparable words or the negative of these words. When you consider our forward-looking statements, you should keep in mind the risk factors we describe and other cautionary statements we make in this prospectus.

Among the risks, uncertainties and assumptions to which these forward-looking statements may be subject are:

•	activity levels in the energy markets;

•	changes in oil and natural gas prices;

•	increases in supply of new vessels;

•	the effects of competition;

•	our ability to complete vessels under construction without significant delays or cost overruns;

•	our ability to integrate acquisitions successfully;

•	demand for refined petroleum products or in methods of delivery;

•	loss of existing customers and our ability to attract new customers;

•	changes in laws;

•	changes in international economic and political conditions;

•	financial stability of our customers;

•	retention of skilled employees and our management;

•	laws governing the health and safety of our employees working offshore;

•	our ability to finance our operations on acceptable terms and access the debt and equity markets to fund our capital requirements, which may depend on general market conditions and our financial condition at the time;

•	our ability to charter our vessels on acceptable terms; and

•	our success at managing these risks.

Our forward-looking statements are only predictions based on expectations that we believe are reasonable. Actual events or results may differ materially from those described in any forward-looking statement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. To the extent these risks, uncertainties and assumptions give rise to events that vary from our expectations, the forward-looking events discussed in this prospectus may not occur.

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PROSPECTUS SUMMARY

This prospectus summary highlights selected information from this prospectus to help you understand our business and the terms of the exchange offer. We urge you to read all of this prospectus carefully to gain a fuller understanding of our business and the terms of the exchange offer, as well as some of the other considerations that may be important to you, in considering whether to participate in the exchange offer. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether to participate in the exchange offer.

References in this prospectus to “the company”, “we”, “us”, “our”, or like terms refer to Hornbeck Offshore Services, Inc. and its subsidiaries, except as otherwise indicated. References in this prospectus to “OSVs” mean offshore supply vessels; to “deepwater” mean offshore areas, generally 1,000’ to 5,000’ in depth, and ultra-deepwater areas, generally more than 5,000’ in depth; to “deep well” mean a well drilled to a true vertical depth of 15,000’ or greater; and to “new generation”, when referring to OSVs, mean modern, deepwater-capable vessels subject to the regulations promulgated under the International Convention on Tonnage Measurement of Ships, 1969, which was adopted by the United States and made effective for all U.S.-flagged vessels in 1992.

References in this prospectus to “Series A notes” refers to the 6.125% Series A Senior Notes due 2014 that were issued by us on November 23, 2004; to “Series B notes” refers to the 6.125% Series B Senior Notes due 2014 offered by us in this prospectus and issuable in the exchange offer; and to “notes” refers to both the Series A notes and the Series B notes unless stated otherwise herein.

Hornbeck Offshore Services, Inc.

We are a leading provider of technologically advanced, new generation OSVs serving the offshore oil and gas industry, primarily in the U.S. Gulf of Mexico and in select international markets. The focus of our OSV business is on complex exploration and production activities, which include deepwater, deep well and other logistically demanding projects. We are also a leading transporter of petroleum products through our tug and tank barge segment serving the energy industry, primarily in the northeastern United States and Puerto Rico.

Historically, demand for our OSV services has been primarily driven by the drilling of deep wells, whether in the deepwater or on the U.S. Continental Shelf, and other complex exploration and production projects that require specialized drilling and production equipment. In addition, our new generation OSVs are increasingly in demand by our customers for conventional drilling projects because of the ability of our OSVs to reduce overall offshore logistics costs for the customer through the vessels’ greater capacities and operating efficiencies.

According to the Minerals Management Service, or MMS, in 2002 the deepwater region accounted for 68% of total U.S. Gulf of Mexico oil production and 38% of total U.S. Gulf of Mexico natural gas production, up substantially from 4% and 1%, respectively, in 1990. In addition, the MMS estimates that deep reservoirs on the Continental Shelf may hold up to 55 tcf of undiscovered natural gas. This potential reserve base compares favorably to the current total of approximately 26 tcf of proven natural gas reserves in the entire U.S. Gulf of Mexico. As the trend toward these deeper, larger and more complex projects emerged in the mid-1990s, we recognized that conventional 180’ OSVs were not well-suited to effectively service these projects or to operate in the challenging environments in which they were conducted. Since that time, we have constructed 17 new generation OSVs based on the proprietary designs of our in-house team of naval architects and have acquired six additional new generation OSVs.

Our fleet of 23 OSVs is among the youngest in the industry with an average age of approximately four years. We are the only publicly traded company with a significant fleet of U.S.-flagged, new generation OSVs. All of our OSVs have enhanced capabilities that allow them to more effectively support the premium drilling equipment required for deep drilling and related specialty services. In contrast to conventional 180’ OSVs, our vessels have dynamic positioning capability, as well as greater range and storage and off-loading capacity. These features are essential to the efficient servicing of deep well drilling projects given the typical size, depth, complexity and location of such projects. We are capable of providing OSV services to our customers anywhere in the world. Currently, we have four OSVs operating in Trinidad & Tobago and one OSV in Mexico and we are actively pursuing additional contracts in these and other select international markets. In addition, because of the increased capabilities of our new generation OSVs, our customers have begun chartering these vessels at rates higher than those earned by conventional 180’ OSVs for conventional drilling projects in the U.S. Gulf of Mexico.

Our tug and tank barge fleet consists of 14 ocean-going tugs, 16 ocean-going tank barges and one coastwise tanker. Three of our 15 single-hulled tank barges were recently retired from service at the end of 2004 as mandated by the Oil Pollution Act of 1990, or OPA 90. To mitigate the loss of barrel-carrying capacity from such retirements, and to add additional capacity, we currently have five double-hulled tank barges under construction. We believe our tug and tank barge business complements our OSV business by providing additional revenue and geographic diversification, while allowing us to offer another line of services to integrated oil and gas companies. Demand for our tug and tank barge services is primarily driven by the level of refined petroleum product consumption in the northeastern United States and Puerto Rico. The Energy Information Administration, or EIA, projects that refined petroleum product consumption in the East Coast region of the United States will increase by an average of 1.7% per year from 2002 to 2010. During this time frame, we expect a significant number of the industry’s single-hulled vessels operating in this market to be retired from service due to OPA 90. In order to replace vessels being retired, vessel operators will need to incur significant capital costs to construct replacement double-hulled vessels to maintain their fleet capacity and we believe they will require higher dayrates in order to justify such capital outlays. We believe that this supply and demand environment may favorably impact our operating results.

Our Competitive Strengths

Technologically Advanced Fleet of OSVs.    Our new generation OSVs have significantly more capacity and operate more efficiently than conventional 180’ OSVs. Our proprietary vessels incorporate sophisticated technologies and are designed specifically to operate safely in complex and challenging environments. These technologies include dynamic positioning, roll reduction systems and controllable pitch thrusters, which allow our vessels to maintain position with minimal variance, and our unique cargo handling systems, which permit high volume transfer rates of liquid mud and dry bulk. We believe that we earn higher average dayrates and maintain higher utilization rates than our competitors due to the superior capabilities of our OSVs, our seven-year track record of safe and reliable performance and the collaborative efforts of our in-house design team in providing marine solutions to our customers.

Young OSV Fleet.    We believe that we operate one of the youngest fleets of U.S.-flagged OSVs. While the average age of the industry’s conventional 180’ U.S.-flagged OSV fleet is approximately 24 years, the average age of our OSV fleet is approximately four years. Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared to older vessels. We believe that our operation of new, technologically advanced OSVs gives us a competitive advantage in obtaining long-term contracts for our vessels and in attracting and retaining crews.

Commitment to Safety and Quality.    As part of our commitment to safety and quality, we have voluntarily pursued and received certifications and classifications that are not generally held by other companies in our industry. Safety is an increasingly important consideration for oil and gas operators due to the environmental and regulatory sensitivity associated with offshore drilling and production activity. We believe that customers recognize our commitment to safety and that our strong reputation and performance history provide us with a competitive advantage.

Leading Presence in Core Target Markets.    Our 23 OSVs comprise the second largest fleet of technologically advanced, new generation OSVs qualified for work in the U.S. Gulf of Mexico. Currently, 18 of our 23 OSVs operate in that area. We also operate one of the largest fleets of tugs and tank barges for the transportation of petroleum products in Puerto Rico and believe that we are the fourth largest tank barge transporter of petroleum products in New York Harbor. We believe that having scale in our selected markets benefits our customers and provides us with operating efficiencies.

Successful Track Record of Vessel Construction and Acquisitions.    Our management team has significant naval architecture, marine engineering and shipyard experience. We believe that our history of designing and constructing 17 new generation OSVs on time and on budget provides us with a competitive advantage in obtaining contracts for our vessels prior to their actual delivery. Our company has designed its operations and management systems in contemplation of additional growth through new vessel construction and acquisitions. From 1997 to 2004, we have successfully completed and integrated five acquisitions involving 15 ocean-going tugs and 13 ocean-going tank barges, one acquisition of a coastwise tanker, two acquisitions involving six 220’ new generation OSVs, and one acquisition of a 165’ fast supply vessel. Our financial results for 2003 reflect the operations of an average of 17.3 OSVs. We currently own and operate 23 OSVs, an increase of 32.9% over the 2003 average. We recently commenced construction of five double-hulled tank barges based on a proprietary design developed by our in-house engineering team.

Favorable OPA 90 Fleet Status.    Data provided by a U.S. Coast Guard report dated September 2001 indicates that 5.5 million barrels of single-hulled tank barge capacity would need to be retired by 2005 and an additional 3.5 million barrels by 2010, as mandated by OPA 90. According to the report, this represented, on a cumulative basis as of each such retirement date, 22% and 36%, respectively, of the total 24.9 million barrel single- and double-hulled tank barge capacity that existed in 2001. Because 10 of our 12 active single-hulled tank barges are not required to be replaced or retrofitted with double hulls until 2015, we believe we have a competitive advantage over operators who have a higher percentage of single-hulled tank barges that must be retired or modified to add double hulls before 2010.

Experienced Management Team with Proven Track Record.    Our executive management team has an average of 21 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions.

Our Strategy

Apply Existing and Develop New Technologies to Meet our Customers’ Vessel Needs.    Our new generation OSVs are designed to meet the higher capacity and performance needs of our clients’ increasingly more complex drilling and production programs. In addition, our proprietary double-hulled tank barges currently under construction are designed to maximize transit speed, improve cargo through-put rates and enhance crew safety features. We are committed to applying existing and developing new technologies to maintain a technologically advanced fleet that will enable us to continue to provide a high level of customer service and meet the developing needs of our customers for OSVs and ocean-going tugs and tank barges.

Expand Fleet Through Newbuilds and Strategic Acquisitions.    We plan to expand our fleet through construction of new vessels, including construction of new generation OSVs and double-hulled tank barges as market conditions warrant, retrofitting of certain vessels and through strategic acquisitions. We believe that acquisition opportunities are likely to arise as consolidation continues in our two industry segments. We intend to use our expertise and experience to evaluate and execute strategic acquisitions where the opportunity exists to expand our service offerings in our core markets and create or enhance long-term client relationships.

Pursue Optimal Mix of Long-Term and Short-Term Contracts.    We seek to balance our portfolio of customer contracts by entering into both long-term and short-term charters. Long-term charters, which contribute to higher utilization rates, provide us with more predictable cash flow. Most of our long-term charters contain annual dayrate escalation provisions. Short-term charters provide the opportunity to benefit from increasing dayrates in favorable market cycles. We plan our mix of long-term and spot market contracts with respect to our OSVs based on anticipated market conditions. By design, substantially all of our tank barges operate under long-term contracts.

Build Upon Existing Customer Relationships.    We intend to build upon existing customer relationships by expanding the services we offer to those customers with diversified marine transportation needs. Many integrated oil and gas companies require OSVs to support their exploration and production activities and ocean-going tugs and tank barges to support their refining, trading and retail distribution activities. Moreover, many of our customers that conduct operations internationally have expressed interest in chartering our OSVs in such markets. For example, we are currently operating three OSVs in Trinidad & Tobago for service to a customer with whom we have a long-standing relationship in the U.S. Gulf of Mexico.

Optimize Tug and Tank Barge Operations.    Due to OPA 90 phase-out requirements of single-hulled barges, the total barrel-carrying capacity of existing tank vessels transporting petroleum products domestically is projected to decline from its current level without a commensurate increase in newbuildings and retrofittings. In addition, the energy industry is increasingly outsourcing its marine transportation requirements and focusing on safety and reliability as a key determinant in awarding new business. We believe that these trends will improve the balance of supply and demand, and result in improved tank barge utilization and dayrates.

Recent Developments

Series A Notes Offering; Tender Offer; Redemption.    On November 23, 2004, we issued $225 million in aggregate principal amount of Series A notes in a private placement. The net proceeds from the Series A notes offering were approximately $219 million, net of estimated transaction costs. We used $181 million of such proceeds to repurchase approximately 91% of the then outstanding $175 million aggregate principal amount of our 10 5/8% senior notes due 2008 pursuant to a tender offer and related consent solicitation, which expired at 5:00 p.m., Eastern time, on December 3, 2004. On January 14, 2005, we redeemed the entire balance of the outstanding 10 5/8% senior notes at an aggregate redemption price of approximately $17 million, plus accrued interest. The related redemption was also funded with a portion of the proceeds raised in the Series A notes offering.

Initial Public Offering.    On March 31, 2004, we completed an initial public offering of six million shares of our common stock at $13.00 per share, for total gross proceeds of approximately $78 million. On April 28, 2004, we issued an additional 126,000 shares of our common stock pursuant to the exercise by the underwriters of the over-allotment option to purchase additional shares, which resulted in incremental gross proceeds to the company of approximately $1.6 million. Our shares of common stock trade on the New York Stock Exchange under the symbol “HOS”.

Amendment to Revolving Credit Facility.    On February 13, 2004, we amended and restated our revolving credit facility primarily to extend its maturity date and to increase its nominal size from $60 million to $100 million. Our current borrowing base under the facility remains unchanged at $60 million, and it matures on February 13, 2009.

Double-Hulled Tank Barge Newbuild Program.    In November 2003, we commenced our fourth new vessel construction program, the first such program for our tug and tank barge segment. Since then, we have contracted with shipyards for the construction of five double-hulled tank barges. We expect to take delivery of two of these tank barges during the first half of 2005 and the remaining tank barges by the end of 2005. These vessels are built based on a proprietary design developed by our in-house engineering team. In June 2004, we purchased, and subsequently retrofitted, two ocean-going tugs to complement the vessels under construction. The primary purpose of our tank barge newbuild and retrofit program is to address the retirement of three of our single-hulled tank barges at the end of 2004 as required under OPA 90 and to add new barrel-carrying capacity. We expect to incur construction, acquisition and retrofit costs of approximately $105 million for the five tank barges and two tugs, before allocation of construction period interest.

We were formed as a Delaware corporation in 1997. Our principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, and our telephone number is (985) 727-2000. Our website address is http://www.hornbeckoffshore.com. Information on our website does not constitute part of this prospectus.

Summary of the Exchange Offer

In connection with the offering of the Series A notes, we entered into an exchange registration rights agreement, or registration rights agreement, with the initial purchasers in the offering in which we agreed to complete an exchange offer within 210 days after the date we issued the Series A notes, offering holders of Series A notes the opportunity to exchange their Series A notes for Series B notes in a registered exchange offer under the Securities Act. Holders of Series A notes should read the discussion under the headings “—Summary of the Terms of the Series B Notes” beginning on page 9 and “Description of the Series B Notes” beginning on page 87 for further information regarding the Series B notes and resales of the Series B notes.

Exchange Offer

We are offering to exchange Series B notes for Series A notes. Series A notes may be exchanged only in integral multiples of $1,000. We will exchange the Series B Notes for all outstanding Series A notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

Expiration Time and Date	The exchange offer will expire at 5:00 p.m., New York City time, on March 7, 2005, unless we decide to extend it. No extension will continue beyond March 9, 2005.

Condition to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. A minimum aggregate principal amount of outstanding Series A notes being tendered is not a condition to the exchange offer.

Procedures for Tendering

Series A notes

To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, or DTC, for tendering the Series A notes. These automated tender offer program procedures require that the exchange agent receive, prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program and that DTC confirm that:

•	DTC has received your instructions to exchange your Series A notes, and

•	you agree to be bound by the terms of the letter of transmittal.

For more information on tendering your Series A notes, please refer to the sections in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer”, “—Procedures for Tendering” and “—Book-Entry Transfer”.

Resale of Series B Notes

Except as provided below, we believe that the Series B notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	the Series B notes are being acquired in the ordinary course of business,

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the Series B notes issued to you in the exchange offer,

•	you are not our affiliate, and

•	you are not a broker-dealer tendering outstanding Series A notes acquired directly from us for your account.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties that are not related to us. The Commission has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the Commission would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied, or if our belief is not accurate, and you transfer any Series B notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your Series B notes from those requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability. Each broker-dealer that receives Series B notes for its own account in exchange for outstanding Series A notes, where the outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B notes. See “Plan of Distribution”.

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders

You may withdraw your tender of Series A notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, but you must follow the withdrawal procedures described in “Exchange Offer—Withdrawal of Tenders”.

Acceptance and Delivery

If you fulfill all conditions required for proper acceptance of Series A notes, we will accept all Series A notes that you properly tender in the exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return to you without expense any Series A note that we do not accept for exchange, or with respect to which all conditions for acceptance have not been met, as promptly as practicable after the expiration date. We will deliver the Series B notes as promptly as practicable after the expiration date and acceptance of the Series A notes for exchange.

Fees and Expenses	We will bear all expenses incident to the exchange offer.

Use of Proceeds	We will not receive any proceeds for the issuance of the Series B notes. We have filed the exchange offer registration statement to meet our obligation under the registration rights agreement.

Failure to Exchange

If you do not exchange your Series A notes in this exchange offer, you will no longer be able to require us to register the Series A notes under the Securities Act, except in limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the Series A notes unless we have registered the Series A notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of or in a transaction not subject to the Securities Act.

Tax Considerations	The exchange of Series B notes for Series A notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, additional copies of this prospectus or the letter of transmittal to the exchange agent addressed as follows: 6th & Marquette Avenue, Minneapolis, MN 55479, Attention: Reorg. Dept. Eligible institutions may make requests by phone at (612) 667-9764 and by facsimile at (612) 667-4927.

Summary of the Terms of the Series B Notes

The Series B notes will be substantially identical to the Series A notes except that the issuance of the Series B notes will be registered under the Securities Act and the Series B notes will not have restrictions on transfer under the Securities Act, registration rights or provisions for payment of additional interest as liquidated damages. The Series B notes will evidence the same debt as the Series A notes, and the same indenture that governs the Series A notes will govern the Series B notes.

Securities Offered	$225,000,000 aggregate principal amount of Series B notes.

Maturity	December 1, 2014.

Interest Payment Dates	We will pay interest on the Series B notes semi-annually in arrears on June 1 and December 1 of each year, commencing June 1, 2005.

Guarantees	All of our domestic, significant restricted subsidiaries will guarantee the Series B notes on a senior, unsecured basis.

Ranking

The Series B notes will be our senior, unsecured obligations, ranking equally in right of payment with all of our existing and future senior indebtedness and senior in right of payment to any subordinated indebtedness incurred by us in the future. The indenture pursuant to which the Series B notes will be issued will permit us and our subsidiaries to incur additional indebtedness, subject to certain conditions. The Series B notes and subsidiary guarantees will be effectively subordinated to our secured indebtedness and that of our subsidiary guarantors, including any indebtedness under our revolving credit facility, to the extent of the fair value of our assets and those of our subsidiaries collateralizing such indebtedness.

Optional Redemption

We may, at our option, redeem all or a part of the Series B notes at any time on or after December 1, 2009 at the redemption prices described in this prospectus. At any time before December 1, 2009, we may also redeem all or a part of the Series B notes at a redemption price equal to 100% of the principal amount of the Series B notes plus the make whole premium described in this prospectus. In addition, prior to December 1, 2007, we may redeem up to 35% of the aggregate principal amount of the Series B notes with the proceeds of certain equity offerings at the redemption price specified in this prospectus.

Change of Control	If we experience a change of control, any noteholder may require us to repurchase all or a part of its Series B notes for cash at 101% of the principal amount of the Series B notes.

Certain Covenants	The indenture for the Series B notes will contain certain covenants that, among other things, will limit our ability and that of certain of our subsidiaries to:

•	pay dividends or make other distributions,

•	purchase equity interests or redeem subordinated indebtedness early,

•	incur additional indebtedness,

•	create liens on our assets to secure debt,

•	engage in sale-and-leaseback transactions,

•	issue or sell capital stock of our subsidiaries,

•	sell assets or merge or consolidate with another company, and

•	enter into certain transactions with affiliates.

All of these limitations will be subject to a number of important qualifications.

Covenant Termination

If the Series B notes are rated investment grade by either Moody’s or S&P and no default has occurred and is continuing under the indenture, we and our subsidiaries will no longer be subject to many of the foregoing covenants. See “Description of the Series B Notes—Covenant Termination”.

No Existing Public Market

The Series B notes will be transferable without restriction under U.S. federal securities laws, but there is currently no public market for the Series B notes. We can provide no assurance that any market for the Series B notes will develop or, if a market does develop, that it will offer any significant opportunity of liquidity.

Governing Law	New York.

Trustee	Wells Fargo Bank, National Association.

For further information regarding the Series B notes, see “Description of the Series B Notes”.

Risk Factors

See “Risk Factors” beginning on page 14 for a discussion of certain factors you should consider before participating in the exchange offer for our Series B notes.

Hornbeck Offshore Services, Inc.

Summary Financial Information

(In thousands, except operating data)

The following table presents summary financial information regarding our company, which should be read in conjunction with, and is qualified in its entirety by reference to, our historical consolidated financial statements, the notes to those statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary financial information set forth below as of and for the years ended December 31, 2001, 2002 and 2003 has been derived from our audited consolidated financial statements. The summary financial information set forth below as of and for the nine months ended September 30, 2003 and 2004 has been derived from our unaudited consolidated financial statements.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Statement of Operations Data:
Revenues	$68,791	$92,585	$110,813	$81,572	$94,526
Operating expenses	25,135	36,337	46,805	33,232	42,113
Depreciation and amortization	7,670	12,296	17,590	12,433	16,876
General and administrative expenses	8,039	9,681	10,731	8,654	9,829
Operating income	27,947	34,271	35,687	27,253	25,708
Interest expense	16,646	16,207	18,523	13,378	13,890
Net income	7,019	11,647	11,190	9,122	7,573

Balance Sheet Data (at period end):
Cash and cash equivalents	$53,203	$22,228	$12,899	$12,462	$17,503
Property, plant and equipment, net	180,781	226,232	316,715	314,068	346,974
Total assets	258,817	278,290	365,242	363,298	405,656
Total long-term debt(1)	171,976	172,306	212,677	172,580	172,963
Total stockholders’ equity	59,866	71,876	112,395	110,327	192,893

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$33,345	$24,955	$25,499	$11,484	$14,626
Investing activities	(88,328)	(55,771)	(98,166)	(91,382)	(43,222)
Financing activities	75,198	(159)	63,322	70,132	33,184

Other Financial Data (unaudited):
EBITDA(2)	$37,072	$47,289	$54,161	$40,524	$42,821
Capital expenditures	88,328	55,771	105,816	99,032	43,222

Other Operating Data (unaudited):
Offshore Supply Vessels:
Average number(3)	7.8	11.0	17.3	15.8	22.8
Average utilization rate(4)	99.1%	94.9%	88.6%	90.0%	85.2%
Average dayrate(5)	$11,872	$12,176	$10,940	$11,460	$9,864
Tugs and Tank Barges:
Average number of tank barges(6)	12.3	16.0	15.9	15.9	16.0
Average fleet capacity (barrels)(6)	847,780	1,130,727	1,145,064	1,141,308	1,156,330
Average barge size (barrels)(6)	68,109	70,670	72,082	72,019	72,271
Average utilization rate(4)	84.4%	78.1%	73.6%	72.8%	82.3%
Average dayrate(7)	$8,944	$9,499	$10,971	$11,125	$11,278

(1)	Excludes original issue discount associated with our 10 5/8% senior notes in the amount of $3,024, $2,694 and $2,323 as of December 31, 2001, 2002 and 2003, respectively, and $2,420 and $2,037 for the nine months ended September 30, 2003 and 2004, respectively. The amount as of December 31, 2003 includes $40,000 outstanding under our long-term, revolving credit facility, which was undrawn at the end of all other periods presented.

(2)	See our discussion of EBITDA as a non-GAAP financial measure immediately following these footnotes.
(3)	We owned 22 OSVs at December 31, 2003. We took delivery of a newly constructed OSV on January 21, 2004.
(4)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(5)	Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.
(6)	The averages for the year ended December 31, 2003 give effect to our sale of the Energy 5502 on January 28, 2003 and our acquisition of the Energy 8001 on February 28, 2003. As of December 31, 2003, our tank barge fleet consisted of 16 vessels. Three of these tank barges were retired from service by the end of 2004. We currently have five double-hulled tank barges under construction.
(7)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost of in-chartering third-party equipment paid by customers.

Reconciliation of EBITDA to Net Income

EBITDA consists of earnings (net income) before interest expense, income tax expense, depreciation and amortization. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

•	it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our vessels) from our operating results.

Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a basis for incentive cash bonuses paid to our executive officers and other shore-based employees;

•	to assess compliance with financial ratios and covenants included in our revolving credit facility and the indenture governing our senior notes; and

•	in communications with stockholders, lenders, senior note holders, rating agencies and others, concerning our financial performance.

In March 2003, the Commission adopted rules regulating the use of non-GAAP financial measures, such as EBITDA, in filings with the Commission, disclosures and press releases. These rules require non-GAAP financial measures to be presented with and reconciled to the most nearly comparable financial measure calculated and presented in accordance with GAAP. The following table reconciles EBITDA with our net income:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Net income	$7,019	$11,647	$11,190	$9,122	$7,573
Interest expense:
Debt obligations(1)	13,694	16,207	18,523	13,378	13,890
Put warrants(2)	2,952	—	—	—	—
Income tax expense	5,737	7,139	6,858	5,591	4,482
Depreciation and amortization	7,670	12,296	17,590	12,433	16,876

EBITDA	$37,072	$47,289	$54,161	$40,524	$42,821

(1)	Interest expense from debt obligations includes a loss of $3,029 incurred during 2001 resulting from the early extinguishment of debt. The loss relates to the write-off of deferred financing costs upon the refinancing of all our debt through the issuance of our 10 5/8% senior notes in July 2001.
(2)	Interest expense from put warrants represents an adjustment to the estimated fair value of the put warrants. According to the Emerging Issues Task Force, or EITF, Issue 88-9, as supplemented by EITF Issue 00-19, which we have adopted, we are required to account for warrants that contain put options at their estimated fair value with the changes reported as interest expense. We repurchased and terminated all of the warrants for $14,500 in October 2001.

RISK FACTORS

In considering whether to participate in the exchange offer, you should carefully read and consider the risks described below, together with all of the information we have included in this prospectus.

Risks Relating to our Business

Demand for our OSV services substantially depends on the level of activity in offshore oil and gas exploration, development and production.

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control, including:

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	worldwide demand for oil and natural gas;

•	consolidation of oil and gas and oil service companies operating offshore;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political and economic conditions and policies;

•	technological advances affecting energy production and consumption;

•	weather conditions;

•	environmental regulation; and

•	the ability of oil and gas companies to generate or otherwise obtain funds for exploration and production.

We expect levels of oil and gas exploration, development and production activity to continue to be volatile and affect the demand for our OSVs.

A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for OSVs and thus decrease the utilization and dayrates of our OSVs. Such decreases could have a material adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies for exploration, development and production may not necessarily result in increased demand for our OSVs.

Increases in the supply of new generation OSVs could decrease dayrates.

Certain of our competitors have announced plans to construct new OSVs to be deployed in domestic and foreign locations. A remobilization to the U.S. Gulf of Mexico of U.S.-flagged OSVs currently operating in other regions or a repeal or significant modification of the Merchant Marine Act of 1920, commonly referred to as the Jones Act, or the administrative erosion of its benefits, permitting OSVs that are either foreign-flagged, foreign-built, foreign-owned, foreign-controlled or foreign-operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of OSVs, whether through new construction, refurbishment or conversion of vessels from other uses, remobilization or changes in law or its application, could not only increase competition for charters and lower utilization and dayrates, which would adversely affect our revenues and profitability, but could also worsen the impact of any downturn in oil and natural gas prices on our results of operations and financial condition.

Intense competition in our industry could reduce our profitability and market share.

Contracts for our OSVs and tank barges are generally awarded on an intensely competitive basis. The most important factors determining whether a contract will be awarded include:

•	quality and capability of the vessels;

•	ability to meet the customer’s schedule;

•	safety record;

•	reputation;

•	price; and

•	experience.

Some of our competitors, including diversified multinational companies in the OSV segment, have substantially greater financial resources and larger operating staffs than we do. They may be better able to compete in making vessels available more quickly and efficiently, meeting the customer’s schedule and withstanding the effect of declines in dayrates and utilization rates. They may also be better able to weather a downturn in the oil and gas industry. As a result, we could lose customers and market share to these competitors. Some of our competitors may also be willing to accept lower dayrates in order to maintain utilization, which can have a negative impact upon dayrates and utilization in our OSV segment.

The failure to successfully complete construction of our vessels on schedule and on budget and to utilize those and the other vessels in our fleet at profitable levels could adversely affect our financial condition and results of operations.

We have five double-hulled, ocean-going tank barges currently under construction. We also plan to construct additional new generation OSVs and double-hulled tank barges as market conditions warrant. Our construction projects are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Significant delays could have a material adverse effect on anticipated contract commitments with respect to vessels under construction, while significant cost overruns or delays not adequately protected by liquidated damages provisions, in general could adversely affect our financial condition and results of operations. Moreover, customer demand for vessels currently under construction may not be as strong as we presently anticipate, and our inability to obtain contracts on anticipated terms or at all may have a material adverse effect on our revenues and profitability. In addition, our OSVs are typically chartered or hired to provide services to a specified drilling rig. A delay in the availability of the drilling rig to our customer may have an adverse impact on our utilization of the contracted vessel and thus on our financial condition and results of operations.

If we are unable to acquire additional vessels or businesses and successfully integrate them into our operations, our ability to grow may be limited.

We regularly consider possible acquisitions of single vessels, vessel fleets and businesses that complement our existing operations to enable us to grow our business. We can give no assurance that we will be able to identify desirable acquisition candidates or that we will be successful in entering into definitive agreements on satisfactory terms. An inability to acquire additional vessels or businesses may limit our growth potential. Even if we consummate an acquisition, we may be unable to integrate it into our existing operations successfully or realize the anticipated benefits of the acquisition. The process of integrating acquired operations into our own may result in unforeseen operating difficulties, may require significant management attention and financial resources.

Revenues from our tug and tank barge business could be adversely affected by a decline in demand for domestic refined petroleum products and crude oil or a change in existing methods of delivery in response to insufficient availability of tug and tank barge services and other conditions.

A reduction in domestic consumption of refined petroleum products or crude oil may adversely affect the revenues of our tug and tank barge business and, therefore, our financial condition and results of operation. Weather conditions also affect demand for our tug and tank barge services. For example, a mild winter may reduce demand for heating oil in the northeastern United States.

Moreover, alternative methods of delivery of refined petroleum products or crude oil may develop as a result of insufficient availability of tug and tank barge services, the cost of compliance with homeland security, environmental regulations or increased liabilities connected with the transportation of refined petroleum products and crude oil. For example, long-haul transportation of refined petroleum products and crude oil is generally less costly by pipeline than by tank barge. While there are significant impediments to building new pipelines, such as high capital costs and environmental concerns, entities may propose new pipeline construction to meet demand for petroleum products. To the extent new pipeline segments are built or existing pipelines converted to carry petroleum products, such activity could have an adverse effect on our ability to compete in particular markets.

The loss of our contract of affreightment with Amerada Hess Corporation or the early termination of contracts on our OSVs could have an adverse effect on our operations.

The revenues we derived from our long-term contract of affreightment with Amerada Hess for the year ended December 31, 2003, constituted more than 10% of our total revenues for such period. Under the terms of the contract of affreightment, we are required to meet certain performance criteria and, if we fail to meet such criteria, Amerada Hess would be entitled to terminate the contract. Should we fail to fulfill our performance obligations under the contract of affreightment, and Amerada Hess terminates the contract, it would adversely affect our financial condition and results of operations. Our contract of affreightment provides for minimum annual cargo volume to be transported and allows Amerada Hess to reduce its minimum commitment, subject to a significant adjustment penalty. Most of the long-term contracts for our OSVs contain early termination options in favor of the customer; however, some have substantial early termination penalties or other provisions designed to discourage the customers from exercising such options. We cannot assure that our customers would not choose to exercise their termination rights in spite of such penalties. Unless extended, our contract with Amerada Hess is scheduled to expire on March 31, 2006. Any termination could temporarily disrupt our business or otherwise adversely affect our financial condition and results of operations.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

Increasingly stringent federal, state, local and foreign laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the United States Coast Guard, the National Transportation Safety Board and the United States Customs Service, and their foreign equivalents, and to regulation by private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, while the Customs Service is authorized to inspect vessels at will. Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment, increased manning, or operational changes. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, imposition of remedial obligations or the suspension or termination of our operations. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers. Moreover, these laws and regulations could change in ways that substantially increase costs that we may not be able to pass along to our customers. Any changes in laws, regulations or standards that would impose additional requirements or restrictions could adversely affect our financial condition and results of operations.

We are also subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of a national emergency or a threat to the security of the national defense, the Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (which includes United States corporations), including vessels under construction in the United States. If one of our OSVs, tugs or tank barges were purchased or requisitioned by the federal government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our tugs is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We would also not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our OSVs, tugs or tank barges. The purchase or the requisition for an extended period of time of one or more of our OSVs, tugs or tank barges could adversely affect our results of operations and financial condition.

Finally, we are subject to the Jones Act, which requires that vessels engaged in coastwise trade to carry cargo between U.S. ports be documented under the laws of the United States and be controlled by U.S. citizens. To ensure that we are determined to be a U.S. citizen as defined under these laws, our certificate of incorporation contains certain restrictions on the ownership of our capital stock by non-U.S. citizens and establishes certain mechanisms to maintain compliance with these laws. If we are determined at any time not to be in compliance with these citizenship requirements, our vessels would become ineligible to engage in the coastwise trade in U.S. domestic waters, and our business and operating results would be adversely affected. The Jones Act’s provisions restricting coastwise trade to vessels controlled by U.S. citizens have recently been circumvented by foreign interests that seek to engage in trade reserved for vessels controlled by U.S. citizens and otherwise qualifying for coastwise trade. Legal challenges against such actions are difficult, costly to pursue and are of uncertain outcome. To the extent such efforts are successful and permit foreign competition, such competition could have a material adverse effect on domestic companies in the offshore service vessel industry and on our financial condition and results of operations.

Our business involves many operating risks that may disrupt our business or otherwise result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our vessels are subject to operating risks such as:

•	catastrophic marine disaster;

•	adverse weather and sea conditions;

•	mechanical failure;

•	collisions;

•	oil and hazardous substance spills;

•	navigation errors;

•	acts of God; and

•	war and terrorism.

The occurrence of any of these events may result in damage to or loss of our vessels and their tow or cargo or other property and injury to passengers and personnel. If any of these events were to occur, we could be exposed to liability for resulting damages and possible penalties, that pursuant to typical marine indemnity policies, we must pay and then seek reimbursement from our insurer. Affected vessels may also be removed from service and thus be unavailable for income-generating activity. While we believe our insurance coverage is at adequate levels and insures us against risks that are customary in the industry, we may be unable to renew such coverage in the future at commercially reasonable rates. Moreover, existing or future coverage may not be sufficient to cover claims that may arise.

Our expansion into international markets subjects us to risks inherent in conducting business internationally.

Over the past two years we have derived an increasing portion of our revenues from foreign sources. We therefore face risks inherent in conducting business internationally, such as legal and governmental regulatory requirements, potential vessel seizure or nationalization of assets, import-export quotas or other trade barriers, difficulties in collecting accounts receivable and longer collection periods, political and economic instability, adverse tax consequences, difficulties and costs of staffing international operations, currency exchange rate fluctuations and language and cultural differences. All of these risks are beyond our control. We cannot predict the nature and the likelihood of any such events. If such an event should occur, however, it could have a material adverse effect on our financial condition and results of operations.

Future results of operations depend on the long-term financial stability of our customers.

Many of the contracts we enter into for our vessels are full utilization contracts with initial terms ranging from one to five years. We enter into these long-term contracts with our customers based on a credit assessment at the time of execution. Our financial condition in any period may therefore depend on the long-term stability and creditworthiness of our customers. We can provide no assurance that our customers will fulfill their obligations under our long-term contracts and the insolvency or other failure of a customer to fulfill its obligations under such contract could adversely affect our financial condition and results of operations.

We may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

We require skilled employees who can perform physically demanding work. As a result of the volatility of the oil and gas industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and to retain our current employees. If we are not able to increase our service rates to our customers to compensate for wage-rate increases, our financial condition and results of operations may be adversely affected.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.

Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers’ compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we may have greater exposure for any claims made by these employees.

Our success depends on key members of our management, the loss of whom could disrupt our business operations.

We depend to a large extent on the efforts and continued employment of our executive officers and key management personnel. We do not maintain key-man insurance. The loss of services of one or more of our executive officers or key management personnel could have a negative impact on our financial condition and results of operations.

Restrictions contained in the indenture governing the notes offered hereby and in the agreement governing our revolving credit facility may limit our ability to obtain additional financing and to pursue other business opportunities.

Covenants contained in the indenture governing the notes offered hereby and in the agreement governing our revolving credit facility require us to meet certain financial tests, which may limit or otherwise restrict:

•	our flexibility in operating, planning for, and reacting to changes, in our business;

•	our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities; and

•	our ability to obtain additional financing for working capital, capital expenditures, including our newbuild programs, acquisitions, general corporate and other purposes.

We have high levels of fixed costs that will be incurred regardless of our level of business activity.

Our business has high fixed costs, and downtime or low productivity due to reduced demand, weather interruptions or other causes can have a significant negative effect on our operating results and financial condition.

Risks Relating to the Exchange Offer and the Series B Notes

If you do not properly tender your Series A notes, you will continue to hold securities issued in a transaction that was not registered under the Securities Act and thus will be subject to significant restrictions on transfer.

We will only issue Series B notes in exchange for Series A notes that you timely and properly tender. Therefore, you should timely tender the Series A notes and carefully follow the instructions on tendering such Series A notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of Series A notes.

If you do not exchange your Series A notes for Series B notes pursuant to the exchange offer, the Series A notes you hold will continue to be subject to the existing transfer restrictions under the Securities Act. In general, you may not offer or sell the Series A notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the Series A notes under the Securities Act unless our registration rights agreement with the initial purchasers of the Series A notes requires us to do so. Further, if you continue to hold any Series A notes after the exchange offer is consummated, you may have difficulty selling them because there will be fewer Series A notes outstanding.

If an active trading market does not develop for the Series B notes, you may be unable to sell the Series B notes or to sell the Series B notes at a price satisfactory to you.

The Series B notes will be new securities for which there currently is no established trading market. Although we are registering the issuance of the Series B notes under the Securities Act, we do not intend to apply for listing of the Series B notes on any securities exchange or for quotation of the Series B notes in any automated dealer quotation system. In addition, although we believe that the initial purchasers of the Series A notes intend to make a market in the Series B notes after the exchange offer, the initial purchasers may stop making a market at any time. Finally, if a large number of holders of Series A notes do not tender Series A notes or tender Series A notes improperly, the limited number of Series B notes that would be issued and outstanding after we consummate the exchange offer could adversely affect the development of a market for the Series B notes.

Your right to receive payments on the Series B notes will be effectively junior to our future indebtedness to the extent it is secured by our assets or is owed by our foreign subsidiaries.

The Series B notes will effectively rank behind any secured indebtedness we may incur, to the extent of the assets that secure such indebtedness, including future borrowings under our revolving credit facility. As a result, upon any distribution to our creditors or the creditors of our subsidiaries in a bankruptcy, liquidation or reorganization or similar proceeding relating to us, our subsidiaries or our respective property, the holders of our secured debt will be entitled to be paid in cash, to the extent of the value of the collateral securing such debt, before any payment may be made with respect to the Series B notes.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, our subsidiaries or our respective properties, holders of the Series B notes will participate with our trade creditors and all other holders of our senior unsecured indebtedness in the assets remaining. In any of these cases, we may not have sufficient funds to pay all of our creditors, and holders of the Series B notes may receive less, ratably, than the holders of secured debt.

In addition, our foreign subsidiaries will not be guarantors under the Series B notes unless they guarantee any of our debt or the debt of our domestic subsidiaries. Accordingly, the Series B notes will rank behind the debt of our foreign subsidiaries.

We and our subsidiaries are not fully prohibited from incurring substantially more debt, and such debt will be effectively senior to the Series B notes offered hereby to the extent it is secured by our assets.

We have a five-year $100 million senior secured revolving credit facility with a currently undrawn borrowing base of $60 million. Under the terms of the indenture governing the Series B notes, we and our subsidiaries may incur substantial additional indebtedness (including secured indebtedness) in the future. All or substantially all of our future borrowings under our revolving credit facility will be effectively senior to the Series B notes to the extent of the assets securing any such borrowings. If we add new debt to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

We are a holding company and will rely on our subsidiaries for funds necessary to meet our financial obligations, including the Series B notes.

We conduct all of our activities through our subsidiaries. We will depend on those subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on the Series B notes. We cannot assure you that the earnings from, or other available assets of, these operating subsidiaries will be sufficient to enable us to pay principal or interest on the Series B notes when due.

Although the occurrence of specific change of control events affecting us will permit you to require us to repurchase your Series B notes, we may not be able to repurchase your Series B notes.

Upon the occurrence of specific change of control events affecting us, you will have the right to require us to repurchase your Series B notes at 101% of their principal amount, plus accrued and unpaid interest, if any. Our ability to repurchase your Series B notes upon such a change of control event would be limited by our access to funds at the time of the repurchase and the terms of our debt agreements. Upon a change of control event, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under our credit facilities. The source of funds for these repayments would be our available cash or cash generated from other sources. We cannot assure you that we will have sufficient funds available upon a change of control to make any required repurchases of tendered Series B notes.

A court may avoid or subordinate a guarantee of the Series B notes by our subsidiaries to the extent the guarantee is determined to be a fraudulent conveyance.

Our obligations under the Series B notes will be guaranteed on a general unsecured basis by our domestic, significant subsidiaries. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or avoid any guarantee issued by one or more of our subsidiaries. It is also possible that under certain circumstances a court could hold that the direct obligations of a subsidiary would be superior to the obligations under its guarantee of the Series B notes. Generally, if a court determines that

•	any of our subsidiaries guaranteed our obligations with the intent of hindering, delaying or otherwise defrauding a creditor or did not receive fair consideration or a reasonably equivalent value for issuing the guarantee and

•	the subsidiary was insolvent or engaged or about to engage in activity that could render it insolvent the court may avoid or subordinate the guarantee in favor of the subsidiary’s other obligations. A subsidiary may be considered insolvent if the sum of its debts is greater than its assets, at a fair valuation, or the present fair salable value of its assets is less than the amount required to pay the probable liability on its aggregate existing debts and liabilities as they become absolute and matured. We can give no assurance regarding the standards a court would use to determine whether a subsidiary was solvent at the relevant time or whether a guarantee would be otherwise avoided or subordinated. In rendering opinions in connection with the notes, counsel for the company will not express any opinion as to the effect of federal or state fraudulent transfer and conveyance laws on the enforceability of a subsidiary guarantee. If a subsidiary guarantee is avoided as a fraudulent conveyance or held unenforceable for any other reason, a holder of Series B notes would not have any claim against the subsidiary, but would be a creditor solely of the company.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the Series A notes, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to:

•	file within 90 days after the issuance of the Series A notes a registration statement with the Commission with respect to a registered offer to exchange each Series A note for a Series B note having terms substantially identical to the Series A notes;

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective by the Commission under the Securities Act within 180 days after the issuance of the Series A notes;

•	upon effectiveness of the exchange offer registration statement, commence the exchange offer and use reasonable best efforts to issue, not later than 30 days after such registration statement is declared effective, the Series B notes in exchange for all Series A notes validly tendered and not validly withdrawn during the exchange offer; and

•	keep the exchange offer open for not less than 20 business days.

We have fulfilled the agreements described in the first two of the preceding bullet points and are offering eligible holders of the Series A notes the opportunity to exchange their Series A notes for Series B notes registered under the Securities Act. Holders are eligible, if they are not prohibited by any law or policy of the Commission, from participating in this exchange offer and if they make various representations to us. The Series B notes will be substantially identical to the Series A notes, except that the Series B notes will not contain terms with respect to transfer restrictions under the Securities Act, registration rights or payment of additional interest as liquidated damages.

We have agreed in certain circumstances to file and use our reasonable best efforts to cause the Commission to declare effective a shelf registration statement to cover resales of outstanding Series A notes by holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. We are required to file the shelf registration statement if:

•	prior to the consummation of the exchange offer, existing Commission interpretations are changed such that the Series B notes would not be freely transferable without restriction under the Securities Act;

•	the exchange offer is not completed within 210 days following the issuance of the Series A notes; or

•	the exchange offer is not available to any holder.

If obligated to file the shelf registration statement, we will use reasonable best efforts to file the shelf registration statement with the Commission on or prior to 30 days after such filing obligation arises, to cause the shelf registration statement to be declared effective by the Commission on or prior to 120 days after such shelf registration statement is filed and to keep the shelf registration statement effective for up to two years.

We have also agreed, with certain exceptions, to pay additional interest to holders of the applicable notes upon the occurrence of any of the following events:

•	if we fail to file an exchange offer or shelf registration statement with the Commission on or prior to the date specified for such filing;

•	if a required exchange or shelf registration statement is not declared effective on or prior to the date specified for such effectiveness;

•	if the exchange offer is not consummated within 30 days after the initial effective date of the exchange offer registration statement; or

•	if the exchange offer or shelf registration statement is declared effective but thereafter is withdrawn by us or becomes subject to a stop order of the Commission suspending its effectiveness without being succeeded immediately by another effective registration statement.

Each of the events described above is a “registration default” and we must pay, as liquidated damages, additional interest from the occurrence of a registration default until all then existing registration defaults have been cured.

The rate of additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. We are required to pay such additional interest on regular interest payment dates in the same manner as other interest is paid on the outstanding notes. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes.

Upon the effectiveness of this registration statement, the consummation of the exchange offer, the effectiveness of a shelf registration statement or the effectiveness of a succeeding registration statement as required under the registration rights agreement, as the case may be, the accrual of additional interest will cease.

To exchange your Series A notes for transferable Series B notes in the exchange offer, you will be required to make the following representations:

•	you will acquire any Series B notes in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the Series B notes;

•	you are not engaged in and do not intend to engage in the distribution of the Series B notes;

•	if you are a broker-dealer that will receive Series B notes for your own account in exchange for Series A notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such Series B notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

In addition, if your outstanding Series A notes are included in a shelf registration statement, we may require you to provide information about yourself and your intended method of distribution to be used in connection with the shelf registration statement as may be required to comply with the Securities Act. A holder who sells Series A notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.

The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the Commission as an exhibit to the registration statement of which this prospectus is a part.

Resale of Series B Notes

Based on no-action letters issued by the staff of the Commission to third parties, we believe that Series B notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you acquire such Series B notes in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the Series B notes.

Because, however, we have not obtained a no-action letter in connection with the exchange offer for the Series B notes, we cannot assure you that the Commission would make a similar determination with respect to this exchange offer.

If you tender your Series A notes in the exchange offer with the intention of participating in any manner in a distribution of the Series B notes, you

•	cannot rely on such interpretations by the Commission staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any distribution of Series B notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of Series B notes only as specifically described in this prospectus. Only broker-dealers that acquired the Series A notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives Series B notes for its own account in exchange for Series A notes, where such Series A notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge by way of the letter of transmittal that it will deliver a prospectus in connection with any resale of the Series B notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of Series B notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any Series A notes properly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue Series B notes in principal amount equal to the principal amount of Series A notes surrendered under the exchange offer. Series A notes may be tendered only for Series B notes and only in integral multiples of $1,000. The exchange offer is not otherwise conditioned upon any minimum aggregate principal amount of Series A notes being tendered for exchange.

As of the date of this prospectus, $225 million in aggregate principal amount of the Series A notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Series A notes. There will be no fixed record date for determining registered holders of Series A notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission. Series A notes that you do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These Series A notes will be entitled to the rights and benefits such holders have under the indenture relating to the notes and certain provisions of the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered Series A notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Series B notes from us.

If you tender Series A notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of Series A notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any Series A notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on March 7, 2005, unless, in our sole discretion, we extend it. No extension will continue beyond March 9, 2005.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open to a date no later than March 9, 2005. We may delay acceptance of any Series A notes by giving oral or written notice of such extension to their holders. During any such extensions, all Series A notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

If we extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of Series A notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right

•	to delay accepting for exchange any Series A notes;

•	to extend the exchange offer; or

•	to terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of Series A notes. If we amend the exchange offer in a manner that we determine material, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the Series A notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

We will not be required to accept for exchange or to exchange any Series B notes for any Series A notes if the exchange offer, or participation in the exchange offer by a holder of Series A notes, would violate applicable law or any applicable interpretations of the staff of the Commission. In addition, we may terminate the exchange offer as provided in this prospectus before accepting Series A notes for exchange in the event of such a potential violation.

We will not be obligated to accept for exchange the Series A notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer, “—Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to allow us to use an appropriate form to register the Series B notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any Series A notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Series A notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any Series A notes tendered, and will not issue Series B notes in exchange for any such Series A notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your outstanding Series A notes to the exchange agent as described below. It is your responsibility to properly tender your outstanding Series A notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your exchange.

If you have any questions or need help in exchanging your Series A notes, please call the exchange agent whose address and phone number are set forth in “Prospectus Summary—The Exchange Offer—Exchange Agent.”

All of the outstanding Series A notes were issued in book-entry form, and all of the outstanding notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the outstanding notes may be tendered using the Automated Tender Offer Program, or ATOP, instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their outstanding Series A notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender outstanding Series A notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange outstanding Series A notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of the Series A notes.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding Series A notes and withdrawal of tendered outstanding Series A notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding Series A notes not properly tendered or any outstanding Series notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularity or condition of tender as to particular outstanding Series A notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding Series A notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding Series A notes, neither the exchange agent, us nor any other person will incur any liability for failure to give such notification. Tenders of outstanding Series A notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding Series A notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable following the expiration date.

When We Will Issue Series B Notes

In all cases, we will issue Series B notes in exchange for Series A notes that we have accepted for exchange under the exchange offer, as promptly as practicable after expiration of the exchange offer, only after the exchange agent timely receives, prior to 5:00 p.m., New York City time, on the expiration date:

•	a book-entry confirmation of transfer of such Series A notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Series A Notes Not Accepted or Exchanged

If we do not accept any tendered Series A notes for exchange or if Series A notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Series A notes will be returned without expense to their tendering holder. Such non-exchanged Series A notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	you will acquire any Series B notes that you receive in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the Series B notes;

•	you are not engaged in and do not intend to engage in the distribution of the Series B notes;

•	if you are a broker-dealer that will receive Series B notes for your own account in exchange for Series A notes, you acquired those Series A notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such Series B notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time before 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn Series A notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any Series A notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Series A notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding Series A notes. This crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn Series A notes by following the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. We may make additional solicitation by telegraph, facsimile, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Series B notes for Series A notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of Series B notes for Series A notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange your Series A notes for Series B notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the Series A notes. In general, you may offer or sell the Series A notes only if they are registered under the Securities Act or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Series A notes under the Securities Act.

Accounting Treatment

We will record the Series B notes in our accounting records at the same carrying value as the Series A notes. This carrying value is the aggregate principal amount of the Series A notes as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered Series A notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Series A notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Series A notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Series B notes in the exchange offer. In consideration for issuing the Series B notes as contemplated by this prospectus, we will receive Series A notes in a like principal amount. The form and terms of the Series B notes are identical in all respects to the form and terms of the Series A notes, except the Series B notes do not include certain transfer restrictions under the Securities Act, grant any registration rights or provide for payment of additional interest as liquidated damages. Series A notes surrendered in exchange for the Series B notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the Series B notes will not result in any change in our outstanding indebtedness.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization at September 30, 2004:

•	on a historical basis; and

•	as adjusted to reflect the issuance of the Series A notes and the application of the net proceeds from the Series A notes offering, based on the purchase of an aggregate of $159,454,000 of our existing 10 5/8% senior notes on November 23, 2004 at a price of 110.228% of the principal amount, and the redemption of the remaining $15,546,000 of principal amount of our 10 5/8% senior notes at a price of 109.234% of the principal amount, together, in each instance, with accrued interest to September 30, 2004.

The information in this table is unaudited. This table should be read in conjunction with our audited historical financial statements and the notes to those statements included in this prospectus.

	As of September 30, 2004
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents(1)	$17,503	$40,441

Debt:
Revolving credit facility	$—	$—
10 5/8% senior notes due 2008(2)	172,963	—
6.125% Series A Notes due 2014	—	225,000

Total debt	172,963	225,000

Stockholders’ equity:
Preferred stock	—	—
Common stock	208	208
Additional paid-in capital	163,197	163,197
Retained earnings(3)	29,456	13,540
Accumulated other comprehensive income	32	32

Total stockholders’ equity	192,893	176,977

Total capitalization	$365,856	$401,977

(1)	Includes other available funds in addition to proceeds of this offering.
(2)	Net of original issue discount of $2,037 in the “Actual” column.
(3)	Includes loss on early extinguishment of debt comprised of the repurchase premium, related fees and expenses and the write-off of unamortized original issue discount and deferred financing costs related to the repurchase of the 10 5/8% senior notes.

The issuance of the Series B notes in exchange for the outstanding Series A notes as contemplated in this prospectus will not result in any change to our capitalization.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(In thousands, except per share data and operating data)

Our selected historical consolidated financial information as of and for the periods ended December 31, 1999, 2000, 2001, 2002 and 2003 was derived from our audited historical consolidated financial statements. Our selected historical financial information as of and for the nine-month periods ended September 30, 2003 and 2004 is derived from our unaudited consolidated financial statements. The data should be read in conjunction with and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Capitalization” and our historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

Year Ended December 31,	Nine Months Ended September 30,
1999	2000	2001	2002	2003	2003	2004
Statement of Operations Data:
Revenues	$25,723	$36,102	$68,791	$92,585	$110,813	$81,572	$94,526
Operating expenses	12,630	13,542	25,135	36,337	46,805	33,232	42,113
Depreciation and amortization	4,495	7,145	7,670	12,296	17,590	12,433	16,876
General and administrative expenses	2,617	3,078	8,039	9,681	10,731	8,654	9,829
Operating income	5,981	12,337	27,947	34,271	35,687	27,253	25,708
Interest income	170	305	1,455	667	178	141	213
Interest expense	7,524	15,478	16,646	16,207	18,523	13,378	13,890
Other income (expense)(1)	(20)	(138)	—	55	706	697	24
Income (loss) before income taxes	(1,393)	(2,974)	12,756	18,786	18,048	14,713	12,055
Income tax expense	(341)	(1,550)	(5,737)	(7,139)	(6,858)	(5,591)	(4,482)
Net income (loss)(2)(3)	(1,734)	(4,524)	7,019	11,647	11,190	9,122	7,573

Per Share Data:
Basic net income (loss)	$(0.38)	$(0.90)	$0.68	$0.96	$0.84	$0.70	$0.40
Diluted net income (loss)(3)	$(0.38)	$(0.90)	$0.67	$0.94	$0.82	$0.69	$0.39
Weighted average basic shares outstanding	4,547	5,038	10,265	12,098	13,397	13,016	18,834
Weighted average diluted shares outstanding	4,547	5,038	10,514	12,428	13,604	13,283	19,386

Balance Sheet Data (at period end):
Cash and cash equivalents	$6,144	$32,988	$53,203	$22,228	$12,899	12,462	17,503
Working capital	(2,429)	29,524	48,516	22,265	17,698	24,288	31,349
Property, plant and equipment, net	85,700	98,935	180,781	226,232	316,715	314,068	346,974
Total assets	103,486	147,148	258,817	278,290	365,242	363,298	405,656
Total long-term debt(4)	79,076	82,557	171,976	172,306	212,677	172,580	172,963
Total stockholders’ equity	9,194	38,197	59,866	71,876	112,395	110,327	192,893

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$1,915	$5,741	$33,345	$24,955	$25,499	$11,484	$14,626
Investing activities	(42,313)	(15,324)	(88,328)	(55,771)	(98,166)	(91,382)	(43,222)
Financing activities	43,359	36,427	75,198	(159)	63,322	70,132	33,184

Other Financial Data (unaudited):
EBITDA(5)	$9,263	$17,667	$37,072	$47,289	$54,161	40,524	42,821
Capital expenditures	42,293	15,324	88,328	55,771	105,816	99,032	43,222
Ratio of EBITDA to interest expense(6)	1.2	x	1.1	x	2.2	x	2.9	x	2.9	x	3.0	x	3.1	x
Ratio of earnings to fixed charges(7)	—	—	1.5	x	1.7	x	1.7	x	1.8	x	1.6	x

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
Other Operating Data (unaudited):
Offshore Supply Vessels:
Average number(8)	4.1	6.8	7.8	11.0	17.3	15.8	22.8
Average utilization rate(9)	93.1%	93.4%	99.1%	94.9%	88.6%	90.0%	85.2%
Average dayrate(10)	$6,724	$8,435	$11,872	$12,176	$10,940	$11,460	$9,864
Tugs and Tank Barges:
Average number of tank barges(11)	7.1	7.0	12.3	16.0	15.9	15.9	16.0
Average fleet capacity (barrels)(11)	434,861	451,655	847,780	1,130,727	1,145,064	1,141,308	1,156,330
Average barge size (barrels)(11)	61,464	64,522	68,109	70,670	72,082	72,019	72,271
Average utilization rate(9)	73.9%	71.4%	84.4%	78.1%	73.6%	72.8%	82.3%
Average dayrate(12)	$8,482	$8,982	$8,944	$9,499	$10,971	$11,125	$11,278

(1)	Represents other operating income and expenses, including gains (or loses) on disposition of assets and equity in income from investments.
(2)	Includes goodwill amortization of $126 for each of the three years in the period ended December 31, 2001. Effective January 1, 2002, SFAS No. 142 “Goodwill and Other Intangible Assets” required that goodwill and other indefinite-lived assets no longer be amortized, but instead be reviewed for impairment annually or more frequently if circumstances indicate potential impairment. Net income (loss) would have been $(1,608), $(4,398) and $7,145 for the years ended December 31, 1999, 2000 and 2001, respectively, if SFAS 142 had been in effect on January 1, 1999.
(3)	Excludes a net write-off of $108 ($0.02 basic and diluted per share of common stock) related to a cumulative effect of change in accounting principle for start-up costs in 1999.
(4)	Excludes original issue discount associated with our 10 5/8% senior notes in the amount of $3,024, $2,694, and $2,323 as of December 31, 2001, 2002 and 2003, respectively, and $2,420 and $2,037 for the nine months ended September 30, 2003 and 2004, respectively. The amount as of December 31, 2003 includes $40,000 outstanding under our long-term, revolving credit facility, which was undrawn as of September 30, 2004.
(5)	See our discussion of EBITDA as a non-GAAP financial measure immediately following these footnotes.
(6)	Calculated as EBITDA divided by interest expense. For purposes of calculating the ratio of EBITDA to interest expense, EBITDA consists of the components referred to in footnote (5) above.
(7)	Calculated as earnings divided by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest whether expensed or capitalized and amortization of loan costs. In fiscal years 1999 and 2000, our earnings were insufficient to cover fixed charges by approximately $3.0 million and $3.3 million, respectively.
(8)	We owned 22 OSVs at December 31, 2003. We took delivery of a newly constructed OSV on January 21, 2004.
(9)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(10)	Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.
(11)	The averages for the year ended December 31, 2003 give effect to our sale of the Energy 5502 on January 28, 2003 and our acquisition of the Energy 8001 on February 28, 2003. As of December 31, 2003, our tank barge fleet consisted of 16 vessels. Three of these tank barges were retired from service by the end of 2004. We currently have five double-hulled tank barges under construction.
(12)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost of in-chartering third-party equipment paid by customers.

Reconciliation of EBITDA to Net Income

EBITDA consists of earnings (net income) before interest expense, income tax expense, depreciation and amortization. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

•	it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our vessels) from our operating results.

Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a basis for incentive cash bonuses paid to our executive officers and other shore-based employees;

•	to assess compliance with financial ratios and covenants included in our revolving credit facility and the indenture governing our senior notes; and

•	in communications with stockholders, lenders, senior note holders, rating agencies and others, concerning our financial performance.

In March 2003, the Commission adopted rules regulating the use of non-GAAP financial measures, such as EBITDA, in filings with the Commission, disclosures and press releases. These rules require non-GAAP financial measures to be presented with and reconciled to the most nearly comparable financial measure calculated and presented in accordance with GAAP. The following table reconciles EBITDA with our net income (loss):

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
Net income (loss)	$(1,734)	$(4,524)	$7,019	$11,647	$11,190	$9,122	$7,573
Interest expense:
Debt obligations(1)	5,262	8,216	13,694	16,207	18,523	13,378	13,890
Put warrants(2)	2,262	7,262	2,952	—	—	—	—
Income tax expense	341	1,550	5,737	7,139	6,858	5,591	4,482
Depreciation and amortization	3,132	5,163	7,670	12,296	17,590	12,433	16,876

EBITDA	$9,263	$17,667	$37,072	$47,289	$54,161	$40,524	$42,821

(1)	Interest expense from debt obligations includes a loss of $3,029 incurred during 2001 resulting from the early extinguishment of debt. The loss relates to the write-off of deferred financing costs upon the refinancing of all our then outstanding debt through the issuance of our 10 5/8% senior notes in July 2001.
(2)	Interest expense from put warrants represents an adjustment to the estimated fair value of the put warrants. According to EITF Issue 88-9, as supplemented by EITF Issue 00-19, which we have adopted, we are required to account for warrants that contain put options at their estimated fair value with the changes reported as interest expense. We repurchased and terminated all of the warrants for $14,500 in October 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus.

General

As of December 31, 2004, we owned and operated a fleet of 23 technologically advanced, new generation OSVs and one fast supply vessel, of which 18 of our OSVs were operating in the U.S. Gulf of Mexico, four of our OSVs were operating offshore Trinidad & Tobago and one OSV was working offshore Mexico. We also own and operate 14 ocean-going tugs and 13 active ocean-going tank barges, one of which is double-hulled. Currently, 11 of our tank barges are operating in the northeastern United States, primarily New York Harbor, and two are operating in Puerto Rico. By the end of calendar 2005, our tug and tank barge segment is expected to consist of at least 14 ocean-going tugs and 18 ocean-going tank barges, six of which will be double-hulled. This projected fleet count reflects five double-hulled tank barges currently under construction and is net of the retirement of three single-hulled tank barges at the end of 2004 that are not in operation. Upon completion of this newbuild program, 46% of our tank barge fleet barrel capacity is currently expected to be double-hulled, up from 7% today.

We charter our OSVs on a dayrate basis, under which the customer pays us a specified dollar amount for each day during the term of the contract, pursuant to either fixed time charters or spot market charters. A fixed time charter is a contract with a term of at least one year in which the charterer obtains the right to direct the movements and utilization of the vessel in exchange for payment of a specified dayrate, generally paid monthly, but the vessel owner retains operational control over the vessel. Typically, the owner fully equips the vessel and is responsible for normal operating expenses, repairs, wages and insurance, while the charterer is responsible for voyage expenses, such as fuel, port and stevedoring expenses. Spot market charters in the OSV industry are generally time charter contracts with either relatively short, indefinite terms or fixed terms of less than one year. Generally, the vessel owner absorbs crew, insurance and repair and maintenance costs in connection with the operation of OSVs pursuant to spot market charters, while customers absorb all other direct operating costs.

All of our OSVs operate under time charters, and we plan our mix of long-term and spot market contracts with respect to our OSVs based on anticipated market conditions. The long-term contracts for our OSVs are consistent with those used in the industry and are typically either fixed for a term of months or years or are tied to the duration of a long-term contract for a drilling rig for which the vessel provides services. These contracts generally contain, among others, provisions governing insurance, reciprocal indemnifications, performance requirements and, in certain instances, dayrate escalation terms and renewal options.

While OSVs service existing oil and gas production platforms as well as exploration and development activities, incremental OSV demand depends primarily upon the level of drilling activity, which can be influenced by a number of factors, including oil and natural gas prices and drilling budgets of exploration and production companies. As a result, utilization rates have historically been tied to oil and natural gas prices and drilling activity. However, the relatively large capital commitments, longer lead times and investment horizons associated with deepwater and deep well projects have diminished the significance of these factors compared to conventional shelf projects.

We have developed five different classes of proprietary, new generation OSVs to meet the diverse needs of our customers. The mid-2003 acquisitions of six 220’ OSVs from Candy Fleet broadened the mix of equipment in our fleet, adding a sixth class of vessels well suited for deep shelf gas exploration and other complex shelf drilling applications. In addition, these new generation vessels complement our ability to fill the increasing demand for modern equipment for conventional drilling on the Continental Shelf. Because these acquired vessels were 220 class OSVs, our mix of OSVs smaller in size than the 240 class increased from 33% to 50% of our fleet, resulting in a commensurate decrease in our fleetwide average dayrates beginning in mid-2003. However, we have achieved a comparable reduction in both our fleetwide average capital costs and our daily operating expense per vessel.

Market conditions in the U.S. Gulf of Mexico continue to show positive trends. Based on feedback from our customers operating in the Gulf of Mexico, we believe that our customers recognize the superior capabilities of our proprietary OSVs, which has contributed to our ability to achieve higher dayrates and utilization rates and increased overall operating cost efficiencies than our competitors. Although the demand for new generation equipment has historically been driven by deepwater, deep shelf and highly complex projects, we are observing increased demand for our vessels for all types of projects, including transition zone and shelf activity, irrespective of water depth, drilling depth or project type. Notably, this prevailing shift in customer preference does not appear to be limited to the U.S. Gulf of Mexico, as we have observed this preference in foreign areas such as Mexico, Trinidad & Tobago, Brazil and West Africa.

Further indications of improvement in the U.S. Gulf of Mexico OSV market include the continued support for the expansion of deepwater and deep shelf projects, as evidenced by public comments from offshore drilling contractors relating to the increased demand for rigs, and public comments from oil and gas producers on increases to their capital budgets or acceleration of their development plans for these offshore areas. Additionally, there are signs that this could be a long-term trend. For example, in the offshore oil and natural gas lease sale held in August 2004 by MMS, interest in acquiring leases was the highest it has been in the last six years, a 22% increase from a year ago, with 44% of the leases bid on being located in ultra-deep water.

Generally, we operate an ocean-going tug and tank barge together as a “tow” to transport petroleum products between U.S. ports and along the coast of Puerto Rico. We operate our tugs and tank barges under fixed time charters, spot market charters, contracts of affreightment and consecutive voyage contracts. Spot market charters in the tug and tank barge industry are generally single-voyage contracts of affreightment or time charter contracts with terms of less than one year. A consecutive voyage contract is a contract for the transportation of cargo for a specified number of voyages between designated ports over a fixed period of time under which we are paid based on the volume of products we deliver per voyage. Under consecutive voyage contracts, in addition to earning revenues for volumes delivered, we earn a standby hourly rate between charters. One of our tank barges was chartered to a third party under a bareboat charter from January 2000 until it was sold to the third party on January 28, 2003. A bareboat charter is a “net lease” in which the charterer takes full operational control over the vessel for a specified period of time for a specified daily rate that is generally paid monthly to the vessel owner. The bareboat charterer is solely responsible for the operation and management of the vessel and must provide its own crew and pay all operating and voyage expenses.

The primary demand drivers for our tug and tank barge services are population growth, the strength of the U.S. economy, changes in weather, oil prices and competition from alternate energy sources. The tug and tank barge market, in general, is marked by steady demand over time. Results for the first and fourth quarters of a given year are typically higher due to normal seasonal winter-weather patterns that typically result in a drop-off of activity during the second and third quarters. We generally take advantage of this seasonality to prepare our tug and tank barge fleet for peak demand periods by performing our regulatory drydocking and maintenance programs during the second and third quarters. In addition, we regularly evaluate our customers’ needs and often elect to accelerate scheduled drydockings to take advantage of certain market opportunities.

As the next major OPA 90 milestone approached on January 1, 2005 and since that date, customer demand for double-hulled equipment has led to increases in dayrates for this equipment, particularly for tank barges in black oil service. We are actively working to ensure that our fleet is well positioned to take advantage of these opportunities as they develop. In November 2003, we commenced a double-hulled tank barge newbuild program to replace some of our existing single-hulled tank barges that will be retired from service in accordance with OPA 90. Since then, we have contracted with shipyards for the construction of five double-hulled tank barges. This newbuild program will replace single-hulled tonnage that we retired from service at the end of 2004 pursuant to OPA 90 and add additional capacity. The first two new double-hulled tank barges of this newbuild program were expected to be delivered in December 2004 to replace the capacity of the Energy 9801, Energy 9501, and Energy 8701, all of which were retired from service at the end of 2004. However, as a result of start-up delays at the shipyards and steel availability, we now expect to take delivery of these two tank barges during the first half of 2005 and the remaining three tank barges by the end of 2005. Due to these delays, based on delivery date protections contained in our shipyard contracts, we expect to receive a favorable adjustment to the construction costs for the two affected vessels.

Our operating costs are primarily a function of fleet size and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs and marine insurance. Because most of these expenses remain payable regardless of vessel utilization, our direct operating costs as a percentage of revenues may fluctuate considerably with changes in dayrates and utilization.

In addition to the operating costs described above, we incur fixed charges related to the depreciation of our fleet and costs for routine drydock inspections and maintenance and repairs necessary to ensure compliance with applicable regulations and to maintain certifications for our vessels with the U.S. Coast Guard and various classification societies. The aggregate number of drydockings and other repairs undertaken in a given period determines the level of maintenance and repair expenses and marine inspection amortization charges. We generally capitalize costs incurred for drydock inspection and regulatory compliance and amortize such costs over the period between such drydockings, typically 30 or 60 months. Applicable maritime regulations require us to drydock our vessels twice in a five-year period for inspection and routine maintenance and repair. If we undertake a large number of drydockings in a particular fiscal period, comparative results may be affected.

Our 2004 third quarter tug and tank barge segment results were roughly in-line with the second quarter of 2004 and showed some positive trends. A few barges in the market that were scheduled to be retired at the end of 2004 because of OPA 90, were removed from service early instead of incurring recertification costs. In addition, the northeast is continuing to experience increased activity due to gasoline and diesel inventory shortages, creating certain logistics issues for refineries. These factors contributed to a tightening tank barge market in the northeastern United States that we expect to continue because more single-hulled equipment was removed from service at the end of 2004. In fact, this tight market may result in a short-term undersupply in the northeastern United States during the peak season of 2005.

Critical Accounting Policies

Our consolidated financial statements included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles. In other circumstances, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon available information. We base our estimates and judgments on historical experience and various other factors that we believe are reasonable based upon the information available. Actual results may differ from these estimates under different assumptions and conditions. We believe that of our significant accounting policies discussed in Note 2 to our consolidated financial statements, the following may involve estimates that are inherently more subjective.

Purchase Accounting.    Purchase accounting requires extensive use of estimates and judgments to allocate the cost of an acquired enterprise to the assets acquired and liabilities assumed. The cost of each acquired operation is allocated to the assets acquired and liabilities assumed based on their estimated fair values. These estimates are revised during an allocation period as necessary when, and if, information becomes available to further define and quantify the value of the assets acquired and liabilities assumed. For example, costs related to the recertification of acquired vessels that are drydocked within the allocation period immediately following the acquisition of such vessels are reflected as an adjustment to the value of the vessels acquired and the liabilities assumed related to the drydocking. The adjusted basis of the vessel is depreciated over the estimated useful lives of the vessel. The allocation period does not exceed one year from the date of the acquisition. To the extent additional information to refine the original allocation becomes available during the allocation period, the allocation of the purchase price is adjusted. For example, if an acquired vessel was subsequently disposed of within the allocation period, the sales price of the vessel would be used to adjust the original assigned value to the vessel at the date of acquisition such that no gain or loss would be recognized upon disposition during the allocation period. If information becomes available after the allocation period, those items are reflected in operating results.

Carrying Value of Vessels.    We depreciate our tugs, tank barges, and OSVs over estimated useful lives of 14 to 25 years, three to 18 years and 25 years, respectively. The useful lives used for single-hulled tank barges is based on their classification under OPA 90, and for double-hulled tank barges it is 25 years. In assigning depreciable lives to these assets, we have considered the effects of both physical deterioration largely caused by wear and tear due to operating use and other economic and regulatory factors that could impact commercial viability. To date, our experience confirms that these policies are reasonable, although there may be events or changes in circumstances in the future that indicate the recoverability of the carrying amount of a vessel might not be possible. Examples of events or changes in circumstances that could indicate that the recoverability of a vessel’s carrying amount should be assessed might include a change in regulations such as OPA 90, a significant decrease in the market value of a vessel and current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with a vessel. If events or changes in circumstances as set forth above indicate that a vessel’s carrying amount may not be recoverable, we would then be required to estimate the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the vessel, we would be required to recognize an impairment loss.

Recertification Costs.    Our tugs, tank barges and OSVs are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock where other routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. We expense routine repairs and maintenance as they are incurred. Recertification costs can be accounted for in one of three ways: (1) defer and amortize, (2) accrue in advance, or (3) expense as incurred. Companies in our industry use either the defer and amortize or the expense as incurred accounting method. We defer and amortize recertification costs over the length of time in which the recertification is expected to last, which is generally 30 or 60 months. Major replacements and improvements, which extend the vessel’s economic useful life or functional operating capability, are capitalized and depreciated over the vessel’s remaining economic useful life. Inherent in this process are estimates we make regarding the specific cost incurred and the period that the incurred cost will benefit.

Revenue Recognition.    We charter our OSVs to customers under time charters based on a daily rate of hire and recognize revenue as earned on a daily basis during the contract period of the specific vessel. Tugs and tank barges are contracted to customers primarily under contracts of affreightment, under which revenue is recognized based on the number of days incurred for the voyage as a percentage of total estimated days applied to total estimated revenues. Voyage related costs are expensed as incurred. Substantially all voyages under these contracts are less than 10 days in length. We also contract our tugs and tank barges under time charters based on a daily rate of hire. Revenue is recognized on such contracts as earned on a daily basis during the contract period of the specific vessel.

Allowance for Doubtful Accounts.    Our customers are primarily major and independent, domestic and international, oil and oil service companies. Our customers are granted credit on a short-term basis and related credit risks are considered minimal. We usually do not require collateral. We provide an estimate for uncollectible accounts based primarily on management’s judgment. Management uses historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. Our historical losses have not been significant. However, because amounts due from individual customers can be significant, future adjustments to the allowance can be material if one or more individual customers balances are deemed uncollectible.

Income Taxes.    We follow SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires the use of the liability method of computing deferred income taxes. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The assessment of the realization of deferred tax assets, particularly those related to tax operating loss carryforwards, involves the use of management’s judgment to determine whether it is more likely than not that we will realize such tax benefits in the future.

Results of Operations

The tables below set forth, by segment, the average dayrates and utilization rates for our vessels and the average number of vessels owned during the periods indicated. These OSVs and tug and tank barges generate substantially all of our revenues and operating profit. The table does not include the results of operations of the HOS Hotshot, a 165-ft. fast supply vessel that we had been operating under a bareboat charter since it was delivered in April 2003. We exercised our option to purchase that vessel in May 2004.

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Offshore Supply Vessels:
Average number of vessels	7.8	11.0	17.3	15.8	22.8
Average utilization rate(1)	99.1%	94.9%	88.6%	90.0%	85.2%
Average dayrate(2)	$11,872	$12,176	$10,940	$11,460	$9,864

Tugs and Tank Barges:
Average number of tank barges	12.3	16.0	15.9	15.9	16.0
Average fleet capacity (barrels)	847,780	1,130,727	1,145,064	1,141,308	1,156,330
Average barge size (barrels)	68,109	70,670	72,082	72,019	72,271
Average utilization rate(1)	84.4%	78.1%	73.6%	72.8%	82.3%
Average dayrate(3)	$8,944	$9,499	$10,971	$11,125	$11,278

(1)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.

(2)	Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.
(3)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost paid by customers of in-chartering third-party equipment.

Summarized financial information concerning our reportable segments is shown below in the following table for the periods indicated (dollars in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Revenues by segment:
Offshore supply vessels
Domestic	$33,610	$43,702	$50,044	$36,323	$42,430
Foreign	—	2,676	12,358	8,800	10,719

	33,610	46,378	62,402	45,123	53,149

Tugs and tank barges
Domestic	$24,406	$36,020	$43,206	$32,854	$36,504
Foreign	10,775	10,187	5,205	3,595	4,873

	35,181	46,207	48,411	36,449	41,377

	$68,791	$92,585	$110,813	$81,572	$94,526

Operating expenses by segment:
Offshore supply vessels	$8,169	$14,367	$22,786	$15,742	$21,190
Tugs and tank barges	16,966	21,970	24,019	17,490	20,923

	$25,135	$36,337	$46,805	$33,232	$42,113

Depreciation and amortization:
Offshore supply vessels	$3,503	$5,830	$9,381	$6,546	$9,511
Tugs and tank barges	4,167	6,466	8,209	5,887	7,365

	$7,670	$12,296	$17,590	$12,433	$16,876

General and administrative expenses	$8,039	$9,681	$10,731	$8,654	$9,829

Interest expense	$16,646	$16,207	$18,523	$13,378	$13,890

Interest income	$1,445	$667	$178	$141	$213

Income tax expense	$5,737	$7,139	$6,858	$5,591	$4,482

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Revenues.    Revenues were $94.5 million for the nine months ended September 30, 2004, compared to $81.6 million for the same period in 2003, an increase of $12.9 million or 15.8%. This increase in revenues is primarily the result of the growth of our fleet since September 2003. Our operating fleet grew from an average of 44 vessels at the end of the third quarter of 2003 to 51 vessels at the end of the third quarter of 2004. The incremental revenues generated by the additional vessels accounted for a $8.3 million increase in revenue which was supplemented by a $4.6 million increase in revenues from our vessels that were in service during the entire nine-month periods ended September 30, 2004 and 2003.

Revenues from our OSV segment increased to $53.1 million for the first nine months of 2004 compared to $45.1 million for the first nine months of 2003, an increase of $8.0 million or 17.7%. Our utilization rate was 85.2% for the first nine months of 2004 compared to 90.0% for the same period of 2003. Our OSV average dayrate was $9,864 for the first nine months of 2004 compared to $11,460 for the same period in 2003, a decrease of $1,596 or 13.9%. Spot market contracts are more susceptible to the weak market conditions that existed over the past two years in the U.S. Gulf of Mexico. Our utilization and dayrates were more susceptible to market fluctuations during the first nine months of 2004 and thus lower than in the prior nine-month period as we had more OSVs operating under spot contracts compared to the year-ago period. The decrease in average dayrates also reflects the shift in our average vessel size after the addition of six 220’ class vessels to our OSV fleet in mid-2003.

Revenues from our tug and tank barge segment totaled $41.4 million for the first nine months of 2004 compared to $36.4 million for the same period in 2003, an increase of $5.0 million or 13.7%. Revenues for the nine months ended September 30, 2004 and 2003 included $1.8 and $2.3 million of in-chartering third party equipment paid by customers, respectively. The segment revenue increase is primarily due to the colder than average winter patterns that occurred during the first quarter of 2004 and higher barrel movements for gasoline and diesel fuel during the second and third quarters of 2004. Our utilization rate increased to 82.3% for the first nine months of 2004 compared to 72.8% for the same period in 2003 primarily due to the weather conditions and gasoline demand noted above and fewer drydocking days occurring in the first nine months of 2004 compared to the same period of 2003. Our average dayrate of $11,278 for the nine months ended September 30, 2004 was fairly consistent with our average dayrate of $11,125 for the same period of 2003.

Operating Expense.    Our operating expense increased to $42.1 million for the first nine months of 2004 compared to $33.2 million in the same period of 2003, an increase of $8.9 million or 26.8%. The increase in operating expense is primarily the result of seven more vessels being in service during the first nine months of 2004 compared to the first nine months of 2003.

Operating expense for our OSV segment increased $5.5 million or 35.0% for the first nine months of 2004 to $21.2 million compared to $15.7 million for the first nine months of 2003. This increase was primarily the result of having an average of seven more vessels in service during the first nine months of 2004 compared to the first nine months of 2003. Average daily operating costs per vessel for the first nine months of 2004 decreased over the same period of 2003 commensurate with the change in our per vessel decrease in operating costs related to the shift in our fleet complement in mid-2003.

Operating expense for our tug and tank barge segment was $20.9 million for the first nine months of 2004 compared to $17.5 million for the same period in 2003, an increase of $3.4 million or 19.4%. Operating expense for the nine months ended September 30, 2004 and 2003 included $0.7 and $1.4 million of the cost of in-chartering equipment that is paid by customers, respectively. Tug and tank barge operating expenses, as well as average daily operating costs per vessel, increased primarily due to increased costs related to Homeland Security measures, insurance, training, repair and maintenance, and drydocking amortization expense related to vessels recertified during the trailing twelve months.

Depreciation and Amortization.    Our depreciation and amortization expense of $16.9 million for the nine months ended September 30, 2004 increased $4.5 million or 36.3% compared to $12.4 million for the same period in 2003. Depreciation and amortization were higher in the first nine months of 2004 as a result of having an average of seven additional vessels in our fleet and increased drydocking activity compared to the same period in 2003. These expenses are expected to increase further with the recent acquisition of two ocean-going tugs, the acquisition of one fast supply vessel and the construction of five double-hulled tank barges, and when these and any other recently acquired or newly constructed vessels undergo their initial 30 and 60 month recertifications.

General and Administrative Expense.    Our general and administrative expense was $9.8 million for the first nine months of 2004 compared to $8.7 million for the same period of 2003, an increase of $1.1 million or 12.6%. The higher general and administrative expense was primarily due to increased overhead relating to the costs associated with the expansion of our fleet, and costs related to increased reporting obligations under the federal securities laws as a public company.

Interest Expense.    Interest expense was $13.9 million for the first nine months of 2004 compared to $13.4 million for the first nine months of 2003, an increase of $0.5 million or 3.7%. The increase in interest expense resulted from lower capitalized interest in 2004 compared to the 2003 period. Capitalization of interest costs relating to new construction of vessels was approximately $1.9 million and $2.3 million for the nine months ended September 30, 2004 and 2003, respectively. Average revolver balances were $14.8 million and $15.8 million for the nine months ended September 30, 2004 and 2003, respectively. Capitalized interest is expected to increase during the fourth quarter of 2004 as we now have five vessels under construction.

Interest Income.    Interest income was $0.2 million and $0.1 million in the first nine months of 2004 and 2003, respectively. Average cash balances were $15.2 million and $17.3 million for the nine months ended September 30, 2004 and 2003, respectively.

Income Tax Expense.    Our effective tax rate was 37.2% and 38.0% for the first nine months of 2004 and 2003, respectively. Our income tax expense primarily consists of deferred taxes due to our federal net operating loss carryforwards primarily generated by accelerated depreciation for tax purposes. Our income tax rate is higher than the federal statutory rate due primarily to expected state and foreign tax liabilities and items not deductible for federal income tax purposes.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues.    Revenues were $110.8 million for 2003, compared to $92.6 million for 2002, an increase of $18.2 million or 19.7%. This increase in revenues is primarily the result of the year-over-year growth of our fleet. Our operating fleet grew from an average of 39 vessels during 2002 to an average of 45 vessels during 2003. The additional revenues generated by these six vessels accounted for $14.5 million of the increase in our revenues. We also experienced a $3.7 million increase in revenues from our 39 vessels that were in service during each of the years ended December 31, 2003 and 2002.

Revenues from our OSV segment increased to $62.4 million for 2003, compared to $46.4 million for 2002, an increase of $16.0 million or 34.5%. Our utilization rate was 88.6% for 2003, compared to 94.9% in 2002. The increase in revenues was primarily the result of the year-over-year increase in the size of our fleet. The decrease in utilization was due to having fewer OSVs on long-term contracts and an increased proportion of vessels operating in the spot market, which is more susceptible to market fluctuations. The soft OSV spot market that began in mid-2002 continued throughout 2003. Our OSV average dayrate was $10,940 for 2003, compared to $12,176 in 2002, a decrease of $1,236 or 10.2%. The decrease in average dayrates primarily reflects the addition of six 220 class OSVs, which typically experience lower dayrates, regardless of market conditions, than our 240 or 265 class vessels and continued dayrate weakness in the U.S. Gulf of Mexico. Our average dayrate for the fourth quarter of 2003 was $9,769, which we believe is more indicative of our expectations for early 2004 than our annual average dayrate of $10,940 for 2003. The fourth quarter of 2003 was the first quarter that reflected a full contribution of the operating results from all six of the new 220 class OSVs we acquired in mid-2003, causing a shift in our OSV vessel mix.

Revenues from our tug and tank barge segment totaled $48.4 million for 2003 compared to $46.2 million for 2002, an increase of $2.2 million or 4.8%. The segment revenue increase was primarily due to the acquisition of one 80,000-barrel double-hulled tank barge on February 28, 2003. Our utilization rate decreased to 73.6% for 2003, compared to 78.1% for the same period of 2002 primarily due to more drydocking days occurring in 2003 and an increase in vessels operating under contracts of affreightment during the 2003 period. Our average dayrate increased $1,472, or 15.5%, to $10,971 for 2003 compared to $9,499 for 2002. The increased dayrates were primarily driven by higher average barge capacities and a bareboat charter contract that was replaced by a time charter contract, the latter of which commands a higher dayrate.

Operating Expenses.    Our operating expenses increased to $46.8 million for 2003, compared to $36.3 million for 2002, an increase of $10.5 million or 28.9%. The increase in operating expenses was primarily the result of having more vessels in service in 2003 compared to 2002.

Operating expenses for our OSV segment increased $8.4 million or 58.3% for 2003 to $22.8 million, compared to $14.4 million for 2002. This increase was primarily the result of five newly constructed, larger class OSVs being in service for substantially more days during 2003 compared to 2002, and the acquisition of six 220 class OSVs in mid-2003. Daily operating costs per vessel for 2003 decreased over 2002, primarily due to a change in the OSV fleet complement in the second half of 2003.

Operating expenses for our tug and tank barge segment were $24.0 million for 2003, compared to $22.0 million for 2002, an increase of $2.0 million or 9.1%. The operating expense increase was primarily due to the acquisition of the Energy 8001 in February 2003. Average daily operating expenses per vessel in the tug and tank barge segment remained fairly constant.

Depreciation and Amortization.    Our depreciation and amortization expense of $17.6 million in 2003 increased $5.3 million or 43.1% compared to $12.3 million for the same period in 2002. Depreciation and amortization was higher in 2003 as a result of having an average of six additional vessels in our fleet and increased drydocking activity compared to the same period in 2003. These expenses were expected to increase further with the delivery of one OSV in early 2004 and once other recently acquired or newly constructed vessels underwent their initial 30 and 60 month recertifications.

General and Administrative Expenses.    Our general and administrative expenses were $10.7 million for 2003, compared to $9.7 million for 2002, an increase of $1.0 million or 10.3%. This increase primarily resulted from increased overhead relating to the costs associated with increased reporting obligations under federal securities laws incurred during 2003 but not in 2002 and the expansion of our fleet during 2003.

Interest Expense.    Interest expense was $18.5 million in 2003, compared to $16.2 million in 2002, an increase of $2.3 million or 14.2%. The increase in interest expense resulted from lower capitalized interest in 2003 of $2.7 million related to the construction in progress of four vessels compared to $3.9 million related to the construction of eight vessels in progress during 2002. In addition, the net increase in interest expense was impacted by an average balance outstanding under our revolving credit facility during calendar 2003 of $20.0 million compared to 2002, when the facility was undrawn all year.

Interest Income.    Interest income was $0.2 million in 2003 compared to $0.7 million in 2002, a decrease of $0.5 million or 71.4%. Average cash balances were $17.6 million and $37.7 million for the years ended December 31, 2003 and 2002, respectively, which substantially contributed to the decrease in interest income during the year ended December 31, 2003.

Income Tax Expense.    Our effective tax rate was 38.0% for 2003 and 2002. Our income tax expense primarily consists of deferred taxes due to our federal tax net operating loss carryforwards primarily generated by accelerated depreciation for tax purposes, of approximately $37.4 million as of December 31, 2003, that are available through 2018 to offset future taxable income. Our income tax rate is higher than the federal statutory rate due primarily to expected state and foreign tax liabilities and items not deductible for federal income tax purposes.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues.    Revenues were $92.6 million for 2002, compared to $68.8 million in 2001, an increase of $23.8 million or 34.6%. The increase in revenues was primarily the result of the year-over-year increase in the size of our fleet. Our operating fleet grew from an average of 28 vessels during 2001 to an average of 39 during 2002.

Revenues from our OSV segment increased to $46.4 million in 2002, compared to $33.6 million for 2001, an increase of $12.8 million or 38.1%. Our average OSV fleet size grew by 3.2 vessels during 2002 compared to 2001. The average utilization rate was 94.9% for 2002, compared to 99.1% for 2001. The 4.2% decrease in utilization for 2002 resulted from a reduced number of long-term contracts and an increased proportion of vessels operating in the spot market, which is more susceptible to market fluctuations. The spot OSV market was softer in 2002 and we experienced more drydocking days in 2002 than in 2001. Our OSV average dayrate was $12,176 for 2002, compared to $11,872 for 2001, an increase of $304 or 2.6%. The increase in average dayrates primarily reflected the addition of larger, newly constructed 240 and 265 class OSVs, which experience higher dayrates than our 200 class OSVs.

Revenues from our tug and tank barge segment totaled $46.2 million for 2002, compared to $35.2 million in 2001, an increase of $11.0 million or 31.3%. This increase in revenue was primarily due to the acquisition of nine tugs and nine tank barges on May 31, 2001, which increased average fleet capacity in barrels from 451,655 to 1,130,727. Revenues for 2002 included $2.9 million that was equal to the cost of in-chartering third party equipment paid by customers, compared to $1.4 million for 2001. Our utilization rate decreased 6.3% to 78.1% for 2002, compared to 84.4% for 2001, primarily due to a significant increase in vessels operating under contracts of affreightment during 2002, and the adverse impact of the warm winter season and weak economic conditions experienced in the northeastern United States since the third quarter of 2001. More barrels moved under contracts of affreightment also contributed to our average dayrate increasing by $555 to $9,499 for 2002, compared to $8,944 for 2001.

Operating Expenses.    Our operating expenses increased to $36.3 million for 2002, compared to $25.1 million in 2001, an increase of $11.2 million or 44.6%. The increase in operating expenses was the result of an average of 10.7 more vessels in service during 2002 compared to 2001.

Operating expenses for our OSV segment increased $6.2 million, or 75.6%, in 2002 to $14.4 million, compared to $8.2 million in 2001. This increase was primarily the result of an average of 3.2 more new OSVs being in service during 2002 compared to 2001. Daily operating costs per vessel for 2002 increased slightly over 2001, primarily due to the higher costs of operating larger vessels, including increased manning requirements.

Operating expenses for our tug and tank barge segment was $22.0 million for 2002, compared to $17.0 million in 2001, an increase of $5.0 million or 29.4%. The increase in operating expenses was primarily the result of the addition of nine tugs and nine tank barges on May 31, 2001. Daily operating expenses per vessel in the tug and tank barge segment remained fairly constant.

As discussed in Note 2 to the audited consolidated financial statements contained herein, we adopted SFAS 142 effective January 1, 2002 and, accordingly, we have ceased amortizing goodwill. Operating expenses for 2001 included goodwill amortization of $0.1 million.

Depreciation and Amortization.    Our depreciation and amortization expense of $12.3 million in 2002 increased $4.6 million or 59.7% compared to $7.7 million for the same period in 2001. Depreciation and amortization was higher in 2002 as a result of having more vessels in service and increased drydocking activity during 2002 compared to the same period in 2001. These expenses were expected to increase further with the delivery of four 240 ED OSVs scheduled for delivery during 2003 and once other recently acquired or newly constructed vessels underwent their initial 30 and 60 month recertifications.

General and Administrative Expenses.    Our general and administrative expenses were $9.7 million for 2002, compared to $8.0 million in 2001, an increase of $1.7 million or 21.3%. This increase primarily resulted from increased overhead relating to the nine tugs and nine tank barges acquired on May 31, 2001 and increased costs associated with reporting obligations under federal securities laws that we were subject to during all of 2002 but during only a portion of 2001.

Interest Expense.    Interest expense from debt obligations was $16.2 million in 2002, compared to $13.7 million in 2001, an increase of $2.5 million or 18.2%. The increase in interest expense from debt obligations resulted from the refinancing of our conventional floating rate debt through the issuance of $175.0 million of 10 5/8% senior notes in July 2001 with a higher fixed rate and average balance of debt outstanding for 2002. This increase was offset in part by the capitalization of interest costs of $3.9 million and $3.1 million for 2002 and 2001, respectively. Higher capitalized interest in 2002 was related to the construction in progress of seven offshore supply vessels compared to six vessels during 2001. Included in interest expense was a loss of approximately $3.0 million incurred during 2001 resulting from the early extinguishment of debt. This loss related to the write-off of deferred financing costs upon the refinancing of our debt through the issuance of our senior notes. For more information, please read “Recent Accounting Pronouncements” below.

Interest expense also includes the results of fair value adjustments to warrants having put options. There was no such adjustment for 2002 compared to an adjustment for 2001 of $3.0 million as the warrants were repurchased and terminated during October 2001.

Interest Income.    Interest income was $0.7 million in 2002, compared to $1.5 million in 2001, a decrease of $0.8 million or 53.3%. The decrease in interest income resulted from substantially lower interest rates earned on lower average cash balances invested during 2002 compared to 2001.

Income Tax Expense.    Our effective income tax provision for 2002, compared to 2001 was higher primarily due to foreign and state income taxes and the impact of non-deductible interest expense resulting from fair value adjustments for warrants with put options, which was $3.0 million lower in 2002 than in 2001. Our income tax expense primarily consists of deferred taxes due to our federal tax net operating loss carryforwards primarily generated by accelerated depreciation for tax purposes. Our income tax rate is higher than the federal statutory rate due primarily to expected state tax liabilities, foreign taxes and items not deductible for federal income tax purposes.

Liquidity and Capital Resources

Our capital requirements have historically been financed with cash flow from operations, proceeds from issuances of our common equity and debt securities, and borrowings under our credit facilities. We require capital to fund ongoing operations, the construction of new vessels, acquisitions, vessel recertifications, discretionary capital expenditures and debt service. The nature of our capital requirements and the types of our financing sources are not expected to change significantly.

We have a five-year $100 million senior secured revolving credit facility with a current borrowing base of $60 million. As of September 30, 2004, we had $60 million of credit immediately available under such facility. We have made, and may make additional, short-term draws on our revolving credit facility from time to time to satisfy scheduled capital expenditure requirements or for other corporate purposes. Any liquidity in excess of our planned capital expenditures will be utilized to repay debt or finance the implementation of our growth strategy, which includes expanding our fleet through the construction of new vessels, retrofit of existing vessels or acquisition of additional vessels, including OSVs and ocean-going tugs and tank barges, as needed to take advantage of the demand for such vessels. Upon completion, the five double-hulled tank barges currently being constructed will replace three single-hulled vessels that were retired from service pursuant to OPA 90 prior to January 1, 2005 and increase the net barrel-carrying capacity of our fleet by approximately 320,000 barrels or 28%.

We believe that our current working capital, projected cash flow from operations and available capacity under our revolving credit facility, will be sufficient to meet our cash requirements for the foreseeable future. Although we expect to continue generating positive working capital through our operations, events beyond our control, such as mild winter conditions, a reduction in domestic consumption of refined petroleum products, or declines in expenditures for exploration, development and production activity may affect our financial condition or results of operations. However, depending on the market demand for OSVs, tugs and tank barges and other growth opportunities that may arise, we may require additional debt or equity financing.

Operating Activities.    We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled $33.3 million in 2001, $25.0 million in 2002 and $25.5 million in 2003. The increase in operating cash flows in 2003 over 2002 was primarily due to the growth of our fleet and the decrease from 2001 to 2002 was primarily related to increased cash interest paid. Cash flows from operations from 2001 to 2003 were also impacted by year-over-year increases in cash outlays for drydock recertification activity. Cash flows from operating activities totaled $14.6 million for the nine months ended September 30, 2004 compared to $11.5 million for the same period in 2003. This increase in operating cash flows from the year-ago period was primarily due to higher cash outlays for drydock recertification activity during the nine months ended September 30, 2003. Our cash flow from operations for calendar 2004 will reflect a full year of revenue contribution from the nine vessels we added to our fleet in 2003 and nine months of activity for one OSV that entered service in March 2004. However, continued strengthening of market conditions in the U.S. Gulf of Mexico could improve cash flows from operations.

As of December 31, 2003, we had federal tax net operating loss carryforwards of approximately $37.4 million available through 2018 to offset future taxable income. These tax net operating losses were generated primarily through accelerated tax depreciation applied to our vessels. Our use of these federal tax net operating losses and additional tax benefits may be limited due to U.S. tax laws. Based on the age and composition of our current fleet, however, we expect to continue generating federal tax net operating losses over the near term.

Investing Activities.    Investing activities for 2003 were approximately $99.8 million, primarily for the construction of new vessels, acquisitions of OSVs and a double-hulled tank barge, and miscellaneous capital expenditures. These 2003 expenditures were offset by $1.7 million in cash proceeds from the sale of one tank barge. During 2002, investing activities were $56.1 million for new construction of vessels offset by $0.3 million in cash proceeds from the sale of a tug. Investing activities in 2001 were $88.3 million for the construction of new vessels, vessel acquisitions and other equipment purchases and improvements.

Net cash used in investing activities was $43.2 million for the nine months ended September 30, 2004 compared to $91.4 million for the same period in 2003. Cash used in investing activities for both periods were primarily for new vessel construction, vessel acquisitions and miscellaneous capital expenditures, and, for the nine months ended September 30, 2003, an offset of $1.7 million in cash proceeds from the sale of a single-hulled tank barge during such period. For the remainder of 2004, investing activities are anticipated to include costs for new vessel construction related to five double-hulled tank barges, the retrofit of two recently acquired tugs, capital expenditures comprised of discretionary vessel modifications and miscellaneous corporate equipment purchases, and the potential construction or acquisition of additional vessels.

Financing Activities.    Financing activities during 2003 consisted primarily of the private placement of approximately 1.9 million shares of our common stock, raising net cash proceeds of approximately $23.3 million that were used in part, together with net short-term borrowings under our revolving credit facility of $40 million, to fund certain vessel purchases. Financing activities during

2002 consisted primarily of the incurrence of variable rate debt financing under our revolving credit facility for asset purchases. In 2001, we issued $175 million of 10 5/8% senior notes and realized net proceeds of approximately $165 million, a substantial portion of which was used to repay and fully extinguish approximately $130 million of indebtedness outstanding under our then-existing credit facilities. In October 2001, we paid $14.5 million to repurchase the warrants that were originally issued in connection with one of our credit facilities that was repaid from the proceeds of the 10 5/8% senior notes.

Net cash provided by financing activities was $33.2 million for the nine months ended September 30, 2004, generated primarily from net proceeds from our recent initial public offering of common stock, after payment of our then existing outstanding borrowings under our revolving credit facility. For the nine months ended September 30, 2003, net cash provided by financing activities was $70.1 million generated primarily from the proceeds of borrowings under our revolving credit facility and issuance of $23.3 million of our common stock in a private placement to partially fund certain vessel purchases.

On November 3, 2004, we commenced a tender offer and solicitation of consents relating to the repurchase of our existing 10 5/8% senior notes. The tender offer expired at 5:00 p.m., Eastern time, on December 3, 2004. On November 23, 2004, we completed the private placement of our Series A notes, resulting in net offering proceeds of approximately $219 million, net of estimated transaction costs. In connection with the tender offer and related consent solicitation, we used $181 million of such proceeds to repurchase approximately 91% of our outstanding $175 million aggregate principal amount of 10 5/8% senior notes. In addition, approximately $17 million, plus accrued interest, of the offering proceeds was used to redeem the remaining 10 5/8% senior notes on January 14, 2005.

Based on the purchase and redemption of the 10 5/8% senior notes as disclosed in “Capitalization” above, for the fourth quarter of 2004 we expect to record an after-tax loss on early extinguishment of debt of approximately $14.7 million. The per share impact of this loss is expected to be $0.75 per diluted share for the year ended December 31, 2004 and $0.70 per diluted share for the fourth quarter 2004. Further, for the first quarter of 2005 we expect to record an after-tax loss on early extinguishment of debt of approximately $1.1 million, or $0.05 per diluted share, in connection with the redemption of the remaining 10 5/8% senior notes on January 14, 2005. We expect the issuance of the Series A notes and the repurchase and redemption of the outstanding 10 5/8% senior notes to result in pre-tax savings, before allocation of construction period interest, of approximately $5.2 million in annualized net interest expense, even though long-term debt has increased $50 million. This bond refinancing lowered our effective interest rate from 11.18% to 6.38%.

Contractual Obligations

The following table sets forth our aggregate contractual obligations as of December 31, 2003 (in thousands).

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
Senior notes(1)	$175,000	$—	$—	$175,000	$—
Revolving credit facility(2)	40,000	—	—	—	40,000
Operating leases(3)	2,994	1,166	1,570	258	—
Vessel construction commitments(4)	31,245	31,245	—	—	—

Total	$249,239	$32,411	$1,570	$175,258	$40,000

(1)	Includes original issue discount of $2,323. A portion of the proceeds of the Series A notes offering was used to repurchase and redeem our existing 10 5/8% senior notes.
(2)	As of September 30, 2004 we had no outstanding balance on our revolving credit facility.
(3)	Included in operating leases are commitments for office space, vessel rentals, office equipment, and vehicles. On June 30, 2003, we entered into a lease for our principal executive offices in Covington, Louisiana. The lease covers 23,756 sq. ft. and has an initial term of five years, which commenced September 1, 2003, with two optional five-year renewal periods. The cost of leasing this new facility is included in the table.

(4)	The timing of the incurrence of these costs is subject to change among periods based on the achievement of shipyard milestones, however, the amounts are not expected to change materially in the aggregate. As of September 30, 2004, we expect to incur approximately $69 million related to the construction of five double-hulled tank barges and the retrofit of two tugs, before the allocation of construction period interest.

We have a $100 million revolving credit facility with a current borrowing base of $60 million. As of September 30, 2004, we had no outstanding balance thereunder, as we used a portion of the net proceeds from our recent initial public offering of our common stock to re-pay all borrowings thereunder. Thus, we have $60 million of borrowing capacity immediately available under that facility.

As of September 30, 2004, we had outstanding debt of $173 million, net of original issue discount, under our unsecured 10 5/8% senior notes. The effective interest rate on the senior notes was 11.18%. As described in “Liquidity and Capital Resources—Financing Activities” above, approximately 91% of these notes were repurchased in the fourth quarter of 2004, and the remaining 9% were redeemed in the first quarter of 2005.

For additional information with respect to our revolving credit facility and our senior notes, please refer to Note 7 of our consolidated financial statements included herein.

During the nine months ended September 30, 2004, we expended $27.5 million for new vessel construction and acquisition, before allocation of construction period interest, which was comprised of $1.5 million for an OSV and $26.0 million for our tank barge newbuild program and the acquisition of two ocean-going tugs. The five barges now under construction, along with the purchase in June 2004 and subsequent retrofit of two higher horsepower, ocean-going tugs that will be used as power sources for these larger barges, are expected to cost approximately $105.0 million in the aggregate, of which about $35.3 million has already been incurred and paid from the fourth quarter of 2003 through the first nine months of 2004. We expect to incur the remaining balance of $69.7 million as follows: $24.0 million during the remainder of 2004 and $45.7 million in 2005. The timing of the incurrence of these costs is subject to change among periods based on the achievement of shipyard milestones. However, the amounts are not expected to change materially in the aggregate.

Inflation

To date, general inflationary trends have not had a material effect on our operating revenues or expenses.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations”. SFAS 141 eliminated the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. The purchase method of accounting is required to be used for all business combinations initiated after June 30, 2001. SFAS 141 also requires separate recognition of intangible assets that meet certain criteria.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if circumstances indicate potential impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. For goodwill and indefinite-lived intangible assets acquired prior to July 1, 2001, goodwill continued to be amortized through 2001 at which time amortization ceased and a transitional goodwill impairment test was performed. Any impairment charges resulting from the initial application of the new rules were classified as a cumulative change in accounting principle. We completed our initial transition evaluation by June 30, 2002, which is within the six-month transition period allowed by the new standard.

We determined that our goodwill balances would not be impaired. Goodwill amortization for each of the years ended December 31, 2001, 2002 and 2003 was $126,000, $0, and $0, respectively. The following table presents our net income as reported in our consolidated financial statements compared to what would have been reported had SFAS 142 been in effect as of January 1, 2001 (in thousands).

	Year Ended December 31,
	2001	2002	2003
Net income, as reported	$7,019	$11,647	$11,190
Amortization of goodwill	126	—	—

Net income, as adjusted	$7,145	$11,647	$11,190

There was a $0.01 basic and diluted earnings per share effect in 2001 for implementation of SFAS 142.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. SFAS 144 also supersedes certain aspects of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred rather than as of the measurement date as presently required by APB 30. Additionally, certain dispositions may now qualify for discounted operations treatment. The provisions of SFAS 144 are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement did not have any effect on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS 145 requires that gains or losses recorded from the extinguishment of debt that do not meet the criteria of APB 30 should not be presented as extraordinary items. This statement is effective for fiscal years beginning after May 15, 2002 as it relates to the reissued FASB Statement, with earlier application permitted. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. A loss of approximately $3.0 million was incurred during the third quarter of 2001 resulting from the early extinguishment of debt. This loss relates to the write-off of deferred financing costs upon the refinancing of our debt through the issuance of $175 million of senior notes in July 2001 and has been reclassified as interest expense in our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”, under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 had no impact on our consolidated financial statements for the year ended December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees we may provide in the future. The disclosure requirements of this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN 45 did not have an impact on our consolidated financial statements.

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123” was issued by the FASB and amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”. This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. We have not adopted either of the alternative methods of transition and continue to apply APB Opinion No. 25.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, which clarifies the application of Accounting Research Bulletin, or ARB, No. 51, “Consolidated Financial Statements” to certain entities (called variable interest entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this Interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities created after January 31, 2003. In addition, public companies must apply the consolidation requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after March 15, 2004. FIN 46 is not expected to have a material impact on our consolidated financial statements upon adoption.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” to clarify under what circumstances a contract with an initial net investment meets the characteristics of a derivative, to clarify when a derivative contains a financing component, to amend the definition of “underlying” to conform it to language in FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and to amend certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and is to be applied prospectively. Implementation of SFAS 149 did not have a material effect on our consolidated financial statements as of and for the period ended December 31, 2003, as it did not have any derivative instruments or hedging arrangements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable, as well as certain other financial instruments, be classified as liabilities in the financial statements. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective beginning with our second quarter of 2004. The provisions of this statement did not have a material impact on our consolidated financial statements as of and for the period ended December 31, 2003.

Change in Independent Public Accountants and Auditors

Effective June 24, 2002, we dismissed Arthur Andersen LLP as our independent public accountants and auditors and engaged Ernst & Young LLP as our new independent public accountants and auditors. The decision to change our independent public accountants and auditors was approved by our board of directors upon the recommendation of its audit committee. The initial engagement of Ernst & Young LLP was to reaudit each of the three years in the period ended December 31, 2001.

Arthur Andersen’s reports on our consolidated financial statements for the years ended December 31, 2001 and 2000, respectively, did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the two years ended December 31, 2001 and the subsequent interim period preceding the decision to change independent public accountants and auditors, there was no disagreement with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods, and there were no other events relating to Arthur Andersen’s service as our independent public accountants and auditors that would have required disclosure under applicable Commission regulations.

We did not consult Ernst & Young LLP on any financial or accounting reporting matters in the period before its appointment.

Quantitative and Qualitative Disclosures About Market Risk

We have not entered into any derivative financial instrument transactions to manage or reduce market risk or for speculative purposes.

Changes in interest rates may result in changes in the fair market value of our financial instruments, interest income and interest expense. Our financial instruments that are exposed to interest rate risk are its cash equivalents and long-term borrowings. Due to the short duration and conservative nature of the cash equivalent investment portfolio, we do not expect any material loss with respect to our investments. The book value for cash equivalents is considered to be representative of its fair value.

We are subject to interest rate risk on our long-term fixed interest rate senior notes. In general, the fair market value of debt with a fixed interest rate will increase as interest rates fall. Conversely, the fair market value of debt will decrease as interest rates rise. The 10 5/8% senior notes accrued interest at the rate of 10 5/8% per annum and were to mature on August 1, 2008. The effective interest rate on these senior notes was 11.18%. The Series A and Series B notes accrue interest at the rate of 6.125% per annum and mature on December 1, 2014. The effective interest rate on the Series A and Series B notes is 6.38%.

Our revolving credit facility has a variable interest rate and, therefore, is not subject to interest rate risk. At December 31, 2003, the weighted average interest rate under our revolving credit facility was approximately 4.5%. Assuming a 200 basis point increase in market interest rates during the nine months ended September 30, 2004, our interest expense, net of capitalization, would have increased approximately $0.2 million, net of taxes, resulting in a $0.01 per diluted share reduction in earnings.

Our operations are primarily conducted between U.S. ports, including along the coast of Puerto Rico, and historically we have not been exposed to foreign currency fluctuation. However, as we expand our operations to international markets, we may become exposed to certain risks typically associated with foreign currency fluctuation. We have time charters for four of our OSVs for service in Trinidad & Tobago. Although such contracts are denominated and will be paid in U.S. Dollars, value added tax, or VAT, payments are paid in Trinidad dollars which creates an exchange risk related to currency fluctuations. In addition, we are operating under a fixed time charter with one of our other OSVs for service in Mexico. Although we are paid in U.S. Dollars, there is an exchange risk to foreign currency fluctuations related to the payment terms of such time charter. To date, we have not hedged against any foreign currency rate fluctuations associated with foreign currency VAT payments or other foreign currency denominated transactions arising in the normal course of business. We continually monitor the currency exchange risks associated with conducting international operations. To date, gains or losses associated with such fluctuations have not been material.

BUSINESS

General

We are a leading provider of technologically advanced, new generation OSVs serving the offshore oil and gas industry, primarily in the U.S. Gulf of Mexico and in select international markets. The focus of our OSV business is on complex exploration and production activities, which include deepwater, deep well and other logistically demanding projects. We are also a leading transporter of petroleum products through our tug and tank barge segment serving the energy industry, primarily in the northeastern United States and Puerto Rico.

In the mid-1990s, oil and gas producers began seeking large hydrocarbon reserves at deeper well depths using new, specialized drilling and production equipment. We recognized that the existing fleet of conventional 180’ OSVs operating in the U.S. Gulf of Mexico was not designed to support these more complex projects or to operate in the challenging environments in which they were conducted. Therefore, in 1997, we began a program to construct new generation OSVs based upon our proprietary designs. Since that time, we have constructed 17 new generation OSVs using these proprietary designs, and expanded our fleet with the acquisitions of a total of six additional new generation OSVs. Our fleet of 23 OSVs is among the youngest fleets in the industry with an average age of approximately four years. We are the only publicly traded company with a significant fleet of U.S.-flagged, new generation OSVs.

Our OSVs were purposefully designed with the flexibility to meet the diverse needs of our clients in all stages of their exploration and production activities. As a result, all of our OSVs have enhanced capabilities that allow them to more effectively support premium drilling equipment required for deep drilling and related specialty services. In contrast to conventional 180’ OSVs, our vessels have dynamic positioning capability, as well as greater storage and off-loading capacity. We are capable of providing OSV services to our customers anywhere in the world and we are actively pursuing additional contracts in select international markets.

Historically, demand for our OSV services has been primarily driven by the drilling of deep wells, whether in the deepwater or on the U.S. Continental Shelf, and other complex exploration and production projects that require specialized drilling and production equipment. In addition, our new generation OSVs are increasingly in demand by our customers for conventional drilling projects because of the ability of our OSVs to reduce overall offshore logistics costs for the customer through the vessels’ greater capacities and operating efficiencies.

According to the Minerals Management Service, or MMS, in 2002 the deepwater region accounted for 68% of total U.S. Gulf of Mexico oil production and 38% of total U.S. Gulf of Mexico natural gas production, up substantially from 4% and 1%, respectively, in 1990. In addition, the MMS estimates that deep reservoirs on the Continental Shelf may hold up to 55 tcf of undiscovered natural gas. This potential reserve base compares favorably to the current total of approximately 26 tcf of proven natural gas reserves in the entire U.S. Gulf of Mexico. Our new generation OSVs are also well-suited for drilling in logistically demanding projects and frontier areas, where support infrastructure is severely limited.

Our tug and tank barge fleet consists of 14 ocean-going tugs, 16 ocean-going tank barges and one coastwise tanker. We currently have five double-hulled tank barges under construction, which will replace barrel-carrying capacity lost when we retired three of our 15 single-hulled tank barges from service at the end of 2004 as mandated by OPA 90. We believe our tug and tank barge business complements our OSV business by providing additional revenue and geographic diversification, while allowing us to offer another line of services to integrated oil and gas companies. Demand for our tug and tank barge services is primarily driven by the level of refined petroleum product consumption in the northeastern United States and Puerto Rico, our core operating markets. The Energy Information

Administration, or EIA, projects that refined petroleum product consumption in the East Coast region of the United States will increase by an average of 1.7% per year from 2002 to 2010. Demand for refined petroleum products is primarily driven by population growth, the strength of the U.S. economy, seasonal weather patterns, oil prices and competition from alternate energy sources.

Offshore Supply Vessels

The OSV Industry

OSVs primarily serve exploratory and developmental drilling rigs and production facilities and support offshore construction and subsea maintenance activities. OSVs differ from other types of marine vessels in their cargo carrying flexibility and capacity. In addition to transporting deck cargo, such as pipe or drummed material and equipment, OSVs also transport liquid mud, potable and drilling water, diesel fuel, dry bulk cement and personnel between shore bases and offshore rigs and facilities. In general, demand for OSVs, as evidenced by dayrates and utilization rates, is primarily related to offshore oil and natural gas exploration, development and production activity, which in turn is influenced by a number of factors, including oil and natural gas prices and the drilling budgets of offshore exploration and production companies.

OSVs operate worldwide, but are generally concentrated in relatively few offshore regions with high levels of exploration and development activity such as the Gulf of Mexico, the North Sea, Southeast Asia, West Africa, Brazil and the Middle East. While there is some vessel migration between regions, key factors such as mobilization costs, vessel suitability and government statutes prohibiting foreign-flagged vessels from operating in certain waters generally limit such migration.

According to MMS, the U.S. Gulf of Mexico is a critical oil and natural gas supply basin for the United States, accounting for 30% and 25%, respectively, of total U.S. oil and natural gas production in 2002. Offshore oil and natural gas drilling and production in the U.S. Gulf of Mexico occurs on the Continental Shelf and in the deepwater. Drilling activity on the Continental Shelf has historically been limited to shallow wells, or wells with true vertical depths of less than 15,000’. However, with the advent of improved technology and higher oil and gas prices, operators have begun to increasingly focus exploratory efforts on deep wells and natural gas reserves located below 15,000’. These deep prospects are largely undeveloped, but are believed to contain significant reserves.

While the shallow waters of the Continental Shelf have been actively explored for decades, relatively few deep wells have been drilled historically due to the high cost associated with these wells. The dry hole cost of a typical Continental Shelf well drilled from 8,000’ to 12,000’ generally ranges from $4 million to $8 million, while the dry hole cost for a deep well drilled in a similar location but to 15,000’ or more can range from $10 million to $75 million. The higher costs associated with the drilling of deep wells can be attributed to, among other things, the need for specialized, high-end drilling rigs and related equipment, greater volumes of downhole materials such as liquid mud, tubular products, and cement, and longer drilling times.

Despite the higher costs associated with deep well Continental Shelf drilling, operators, especially those in search of natural gas, have continued to demonstrate interest. This interest is driven by, among other things, the potential for the discovery of significant natural gas reserves. The MMS estimates that there may be up to 55 tcf of undiscovered, conventionally recoverable, deep well natural gas on the Continental Shelf. Moreover, the abundance of existing platforms, production facilities and pipelines on the Continental Shelf allow new deep gas to flow quickly to market. In addition, MMS data indicates that higher natural gas production rates can be expected from wells drilled on the Continental Shelf below 16,000’. Furthermore, the MMS royalty relief programs enacted in 2001, and expanded in August 2003 and again in January 2004, have stimulated interest by reducing the development costs of these deep wells. The combination of these factors partly compensates for the higher drilling costs of deep wells on the Continental Shelf and can allow operators to commercially produce discovered reserves in this market. While drilling on the Continental Shelf has declined, gas production data from 2000 to 2003 provided by IHS Energy, an energy research company, suggests an increasing focus on deep wells on the Continental Shelf. From 2000 to 2003, gas production from deep wells as a percentage of total wells on the Continental Shelf increased from 22% to 30%.

Recent discoveries of large hydrocarbon reserves in deepwater fields in the Gulf of Mexico and at deeper well depths on the Continental Shelf have resulted in increased developmental and exploratory drilling activities in these areas. The deepwater region of the U.S. Gulf of Mexico is an increasingly important source of oil and natural gas production with many unexplored areas of potential oil and natural gas reserves. According to the 2004 Deepwater and Ultra Deepwater Report of Infield Systems Limited, an international energy research firm, the U.S. Gulf of Mexico had 58 deepwater projects developed between 1999 and 2003, and an additional 79 deepwater projects have been identified for development between 2004 and 2008.

Because oil and natural gas exploration, development and production costs in the shallow well Continental Shelf market are generally lower than those in the deepwater or deep well environments, shallow well drilling activity on the Continental Shelf is typically more sensitive to fluctuations in commodity prices, particularly the price of natural gas. Accordingly, actual or anticipated decreases in oil and natural gas prices generally result in reduced offshore drilling activity and correspondingly lower demand for the conventional 180’ OSVs serving the shallow well Continental Shelf market. This causes a corresponding decline in OSV dayrates and utilization rates in that market. In contrast, the relatively larger capital commitments and longer lead times and investment horizons associated with deepwater, particularly ultra-deepwater, and deep well developments make it less likely that an operator will abandon such projects in response to a short-term decline in oil or natural gas prices. Dayrates and utilization rates for new generation OSVs that serve the deepwater and deep well markets are, therefore, generally less sensitive to short-term commodity price fluctuations and tend to be more stable than dayrates and utilization rates for OSVs serving the shallow well Continental Shelf market.

According to our analysis of the industry and data compiled from various industry sources, including the U.S. Coast Guard, we estimate that the U.S.-flagged OSV fleet currently totals 381 vessels, substantially all of which are located in the Gulf of Mexico. Of this total, 249, or 70% are conventional 180’ OSVs that primarily operate on the Continental Shelf. The remaining 132 vessels are U.S. flagged, new generation OSVs, with 111 currently operating in the U.S. Gulf of Mexico. However, during soft markets conditions in the deepwater, these modern vessels have increasingly migrated at premium dayrates to conventional drilling environments, such as the U.S. Continental Shelf, Mexico and Trinidad & Tobago. Of the conventional OSV fleet, a significant number are currently cold-stacked. Vessels that are cold-stacked have generally been removed from active service by the operator due to lack of demand. In contrast, we believe there are currently no new generation OSVs cold-stacked.

The Market for New Generation OSVs

Complex exploration and production projects require specialized equipment and higher volumes of supplies to meet the more difficult operating environment associated with such offshore developments. In order to better serve these projects and meet customer demands, new generation OSVs, including our entire OSV fleet, are designed with larger capacities, including greater liquid mud and dry bulk cement capacities, as well as larger areas of open deck space than conventional 180’ OSVs. These features are essential to the effective servicing of deepwater drilling projects, which are often distant from shore-based support infrastructure, because they allow a vessel to make fewer trips to supply the liquid mud, drilling water, dry bulk cement and other needs of the customer. In addition, OSVs operating in deepwater environments generally require dynamic positioning, or anchorless station-keeping capability, primarily because customers’ safety procedures preclude OSVs from tying up to deepwater installations, and to enable continued operation in adverse weather conditions. We believe that conventional 180’ OSVs, substantially all of which lack dynamic positioning capability and sufficient on-deck or below-deck cargo capacity, are not capable of operating effectively or economically in the deepwater market. In addition, certain ports have draft or other logistical impediments, which limit the pool of new generation vessels capable of servicing such ports. Our proprietary vessels were designed to work under these shallow draft and logistically demanding conditions.

As a result of recent deepwater and deep well drilling activity, utilization rates for new generation OSVs in the U.S. Gulf of Mexico have averaged approximately 87% over the last two years while the average utilization rate for the conventional 180’ OSV fleet over the same period has been approximately 72%, not taking into account cold-stacked conventional 180’ OSVs. Taking such cold-stacked vessels into account, we believe that the average utilization rate for U.S. flagged conventional 180’ OSVs is less than 50%. Additional utilization for new generation OSVs has come from increasing demand for these vessels in support of conventional shelf drilling projects. Moreover, during the same two-year period, average dayrates for new generation OSVs were generally more than double the average dayrates of conventional 180’ OSVs. We believe that demand is beginning to outpace the supply of new generation OSVs in the U.S. Gulf of Mexico. We base our belief on the recent and expected drilling activity in all sectors of the U.S. Gulf of Mexico and the departure of certain new generation OSVs to foreign markets, after taking into account vessels currently available and vessels being constructed under announced construction plans. Furthermore, although U.S.-flagged vessels operating in overseas locations may be remobilized to the U.S. Gulf of Mexico, historically such re-mobilization has been limited.

Our OSV Business

We currently own and operate a fleet of 23 new generation OSVs and one fast supply vessel. We engineered and supervised the construction of 17 of our OSVs expressly to meet the demands of deepwater regions and other complex drilling projects, based on our proprietary designs. Drawing from the vessel operating experience of our in-house engineers, we work closely with potential charterers to design vessels specifically to meet their anticipated needs. This is particularly the case when the charterer will operate a project that could have a duration of more than 20 years and require expenditures exceeding $1 billion. All of our vessels to have up to three times the dry bulk capacity and deck space, two to ten times the liquid mud capacity and two to four times the deck tonnage compared to conventional 180’ OSVs. The advanced cargo handling systems of our 17 proprietary OSVs allow for dry bulk and liquid cargos to be loaded and unloaded three times faster than conventional 180’ OSVs, while the solid state controls of their engines typically result in a 20% greater fuel efficiency than vessels powered by conventional engines. In addition, our larger classes of proprietary OSV designs, designated by us as our 240 ED and 265 classes, were designed, in part, to supply the substantially greater liquid mud volume and other cargo capacity required for ultra-deepwater drilling. We believe that our customers’ recognition of the superior capabilities of our proprietary OSVs has contributed to our ability to achieve higher dayrates and utilization rates and increased overall operating cost efficiencies than our competitors.

All of our new generation OSVs are equipped with dynamic positioning systems and controllable pitch thrusters, which allow our vessels to maintain position with minimal variance, and state-of-the-art safety, emergency power, fire alarm and fire suppression systems and systems monitoring equipment. The unique hull design and integrated rudder and thruster system of our 17 proprietary OSVs provide for a more maneuverable vessel. These proprietary vessels also have double-bottomed and double-sided hulls that minimize environmental impact in the event of vessel collisions or groundings, solid state controls that minimize visible soot and polluting gases and zero discharge sewage and waste systems that minimize the impact on marine environments. In addition, these 17 vessels are either fully SOLAS (Safety of Life at Sea) certified or SOLAS ready. SOLAS is the international convention that regulates the technical characteristics of vessels for purposes of ensuring international standards of safety for vessels engaged in commerce between international ports. These features allow us to market our proprietary OSVs for service in international waters.

Our technologically advanced, new generation OSVs are also capable of providing specialty services in support of certain of our customers, including well stimulation, remotely operated vehicles, or ROVs, used in oilfield subsea construction and maintenance, underwater inspections, marine seismic operations, and certain non-energy applications such as fiber optics cable installation, military work and containerized cargo transportation. Compared to conventional 180’ OSVs, our OSVs have more dead weight capacity, deck space, and berthing accommodations, improved maneuverability and greater fuel efficiency. We believe these characteristics strengthen demand for our OSVs in specialty situations. Two of our vessels, the HOS Innovator and the HOS Dominator, currently provide ROV subsea construction and maintenance support for a large oilfield service company under contracts that each have an initial term of three years. The BJ Blue Ray provides deepwater well stimulation support services for another large oilfield service company under a contract with a five-year initial term. This vessel was the first U.S.-flagged well stimulation vessel to receive the American Bureau of Shipping WS and DPS2 class notations. We believe the BJ Blue Ray is one of the most technologically sophisticated well stimulation vessels in the world.

On June 26, 2003, we completed the acquisition of five 220’ new generation OSVs from Candy Fleet. Following the completion in July 2003 of a private placement of our common stock and satisfaction of certain other conditions, on August 6, 2003 we acquired an additional 220’ new generation OSV from Candy Fleet. These six vessels complement our existing OSV fleet and have allowed us to expand our service offerings to clients, particularly those drilling wells on the Continental Shelf.

The following table provides information, as of September 30, 2004, regarding our fleet of vessels that serve our OSV customers.

Offshore and Fast Supply Vessels

Name	Class	Current Service Function	Built (Acquired)	Deadweight (long tons)	Brake Horsepower
Offshore Supply Vessels:
BJ Blue Ray	265	Well Stimulation	November 2001	3,756	6,700
HOS Brimstone	265	Supply	June 2002	3,756	6,700
HOS Stormridge	265	Supply	August 2002	3,756	6,700
HOS Sandstorm	265	Supply	October 2002	3,756	6,700
HOS Bluewater	240 ED	Supply	March 2003	2,850	4,000
HOS Gemstone	240 ED	Supply	June 2003	2,850	4,000
HOS Greystone	240 ED	Supply	September 2003	2,850	4,000
HOS Silverstar	240 ED	Supply	January 2004	2,850	4,000
HOS Innovator	240 E	ROV Support(1)	April 2001	2,380	4,500
HOS Dominator	240 E	ROV Support(1)	February 2002	2,380	4,500
HOS Deepwater	240	Supply	November 1999	2,250	4,500
HOS Cornerstone	240	Supply	March 2000	2,250	4,500
HOS Explorer	220	Supply	February 1999 (June 2003)	1,607	3,900
HOS Express	220	Supply	September 1998 (June 2003)	1,607	3,900
HOS Pioneer	220	Supply	June 2000 (June 2003)	1,607	4,200
HOS Trader	220	Supply	November 1997 (June 2003)	1,607	3,900
HOS Voyager	220	Supply	May 1998 (June 2003)	1,607	3,900
HOS Mariner	220	Supply	September 1999 (August 2003)	1,607	3,900
HOS Crossfire	200	Supply	November 1998	1,750	4,000
HOS Super H	200	Supply	January 1999	1,750	4,000
HOS Brigadoon	200	Supply	March 1999	1,750	4,000
HOS Thunderfoot	200	Supply	May 1999	1,750	4,000
HOS Dakota	200	Supply	June 1999	1,750	4,000
Fast Supply Vessels:
HOS Hotshot	165	Fast Supply	April 2003 (May 2004)	260	6,200

(1)	The term “ROV” means remotely operated vehicle.

We have designed and constructed five distinct classes of proprietary OSVs and added a sixth class, through the acquisitions of six OSVs from Candy Fleet, to meet the diverse needs of the offshore oil and gas industry. The following table provides a comparison of certain specifications and capabilities of our new generation OSVs to conventional 180’ OSVs.

	Conventional 180’ OSV(1)	Our Proprietary Design OSV Classes					Acquired OSVs
		200	240	240 E	240 ED	265	220
Size
Class length overall (ft.)	180	200	240	240	240	265	220
Breadth (ft.)	40	54	54	54	54	60	46
Depth (ft.)	14	18	18	18	20	22	17
Maximum draft (ft.)	12	13	13	13	14.5	16	13.7
Deadweight (long tons)	950	1,750	2,250	2,380	2,850	3,756	1,607
Clear deck area (sq. ft.)	3,450	6,580	8,836	8,100	8,100	9,212	5,472
Capacity
Fuel capacity (gallons)	79,400	90,000	151,800	135,100	104,210	151,800	114,490
Fuel pumping rate (gallons per minute)	275	550	550	550	550	500	380
Drill water capacity (gallons)	120,000	240,000	240,000	240,000	311,000	413,000	99,000
Dry bulk capacity (cu. ft.)	4,000	7,000	8,400	8,400	6,000	10,800	8,040
Liquid mud capacity (barrels)	1,200	3,640	6,475	6,475	8,300	10,500	2,955
Liquid mud pumping rate (gallons per minute)	250	500	1,000	1,000	1,000	1,000	1,200
Potable water capacity (gallons)	11,500	52,200	52,200	52,200	30,400	20,430	26,800
Machinery
Main engines (horsepower)	2,250	4,000	4,000	4,000	4,000	6,700	3,900
Auxiliaries (number)	2	3	3	3	3	3	2
Total rating (kw)	200	750	750	750	750	860	250
Bow thruster (horsepower)	325	800	1,600	1,600	1,600	2,400	530
Type of Pitch	Fixed	Controllable	Controllable	Controllable	Controllable	Controllable	Fixed
Stern thruster (horsepower)	None	300	300	800	800	1,600	300
Type of Pitch	—	Controllable	Controllable	Controllable	Controllable	Controllable	Fixed
Fire fighting (gallons per minute)	None	1,250	2,700	2,700	2,700	2,700	2,600
Dynamic positioning(2)	None	DP0,1	DP1	DP2	DP2	DP2,3	DP0,1
Crew Requirements
Number of personnel(3)	5	6	6	7	7	8	6

(1)	Statistics are for a typical 180’ class vessel. Actual specifications and capabilities may vary from vessel to vessel.
(2)	Dynamic positioning permits a vessel to maintain position without the use of anchors. The numbers “0”, “1”, “2” and “3” refer to increasing levels of technical sophistication and system redundancy features.
(3)	Regulatory manning requirements; depending on the services provided, operators may man vessels with more crew than required by regulations.

Additional information with respect to our OSV segment can be found in Note 15 of our consolidated financial statements.

Tugs and Tank Barges

The Tug and Tank Barge Industry

Introduction.    The domestic tank barge industry provides marine transportation of crude oil, petroleum products and petrochemicals by tug and tank barge, and is a critical link in the U.S. petroleum distribution chain. Petroleum products are transported in the northeastern United States through a vast network of terminals, tankers and pipelines. We believe, based upon our analysis of the industry, that in the northeastern United States approximately 430 million barrels of petroleum products are transported annually by tank barges. Additionally, the EIA estimates that in Puerto Rico, our other core area of operation, approximately 70 million barrels of petroleum products are transported annually.

Demand for tug and tank barge services in the northeastern United States is primarily driven by population growth, the strength of the U.S. economy, seasonal weather patterns, oil prices and competition from alternate energy sources. According to the EIA, demand for petroleum products in the northeastern United States is expected to increase approximately 1.7% annually through 2010, which we believe will generate steadily increasing demand for the tank barge industry.

The largest tank barge market in the northeastern United States is New York Harbor. Imported petroleum products are primarily delivered to New York Harbor as it has the capacity to receive products in cargo lots of 50,000 tons or more per tanker. By contrast, draft limitations in most New England ports and drawbridge limitations in Boston and Portland, Maine limit the average cargo carrying capacity of direct imports into many of the largest New England ports to about 30,000 tons per tanker. As a result, ships importing directly into New England must frequently discharge in multiple ports or terminals or transfer cargos to tank barges. As existing single-hulled tankers are retired due to age or as mandated under OPA 90, they are typically replaced by larger tankers. These larger-sized tankers are being built to facilitate the importation of crude oil and petroleum products into the United States. The volume of imported crude oil and petroleum products is expected to grow at a compound annual rate of 2.4% through 2025, according to the EIA. As larger petroleum tankers are being built, we believe that direct delivery into New York Harbor will generate increased tank barge demand for lightering services and further shipment to New England, the Hudson River and Long Island.

Oil Pollution Act of 1990.    OPA 90 mandates that all single-hulled tank vessels operating in U.S. waters be removed from service according to a time schedule. Data provided by a U.S. Coast Guard report dated September 2001 indicates that 5.5 million barrels of single-hulled tank barge capacity would need to be retired by 2005 and an additional 3.5 million barrels by 2010, as mandated by OPA 90. According to the report, this represented on a cumulative basis as of each such retirement date, 22% and 36%, respectively, of the total 24.9 million barrel single- and double-hulled tank barge capacity that existed in 2001. The following chart illustrates the capacity of tank vessels that must be removed from service from 2000 through 2014. We believe that, absent a substantial increase in the number of double-hulled vessels constructed in the industry, this reduction in capacity, assuming steady demand, may favorably impact dayrates and utilization of the remaining tank barges, including our own.

Based on data contained in the United States Coast Guard Report to Congress on the Progress to Replace Single Hull Tank Vessels with Double Hull Tank Vessels, dated September 2001.

Additionally, OPA 90 requires that owners or operators of tankers operating in U.S. waters submit vessel spill response plans to the U.S. Coast Guard for approval and operate according to the plans upon approval. Our vessel response plans have been approved by the U.S. Coast Guard, and all of our crew members have been trained to comply with these guidelines. For further discussion of OPA 90 see “—Environmental and Other Governmental Regulation” below.

Our Tug and Tank Barge Business

We provide marine transportation, distribution and logistics services primarily in the northeastern United States and Puerto Rico with our fleet of 14 ocean-going tugs and 13 active ocean-going tank barges. We currently have five double-hulled tank barges under construction, which will add new barrel-carrying capacity and replace barrel-carrying capacity lost when we retired three of our 15 single-hulled tank barges from service at the end of 2004 as mandated by OPA 90. We provide our services to major oil companies, refineries and oil traders. Generally, a tug and tank barge work together as a “tow” to transport refined or bunker grade petroleum products. Our tank barges carry petroleum products that are typically characterized as either “clean” or “dirty”. Clean products are primarily gasoline, home heating oil, diesel fuel and jet fuel. Dirty products are mainly crude oils, residual crudes and feedstocks, heavy fuel oils and asphalts.

Our tugs and tank barges serve the northeastern U.S. coast, primarily New York Harbor, by transporting both clean and dirty petroleum products to and from refineries and distribution terminals. Our tugs and tank barges also transport both clean and dirty petroleum products from refineries and distribution terminals in Puerto Rico to the Puerto Rico Electric Power Authority and to utilities located on other Caribbean islands. In addition, we provide ship lightering, bunkering and docking services in these markets and are well positioned to provide such services to the increasing number of new tankers that are too large to make direct deliveries to distribution terminals and refineries.

On May 31, 2001, we acquired nine ocean-going tugs and nine ocean-going tank barges from the Spentonbush/Red Star Group, composed of certain affiliates of Amerada Hess, as well as the business related to these tugs and tank barges, greatly expanding our capacity in the northeastern United States and increasing our market share of the coastwise trade on the U.S. upper east coast. As part of the acquisition, Amerada Hess entered into a long-term contract of affreightment with us pursuant to which Amerada Hess has committed to use us as its exclusive marine logistics provider and transporter of liquid petroleum products by tank barge in the northeastern United States. Under this contract, Amerada Hess has committed to ship a minimum of 45 million barrels annually for an initial period from June 1, 2001 through March 31, 2006, which can be extended for subsequent periods by mutual agreement. Also under the contract, we have the opportunity, on a reasonable commercial efforts basis, to coordinate the marine logistics for Amerada Hess in the southeastern United States, subject to Amerada Hess’s right to cancel within 30 days after December 31 of each year of the contract. The contract of affreightment will provide us with a significant source of revenues over the life of the contract. Our contract of affreightment allows Amerada Hess to reduce its minimum annual cargo volume commitment subject to significant adjustment penalties. Because the tank barge market in the northeastern United States is currently operating at or near capacity, we believe that we would be able to replace through other customers any volumes that Amerada Hess does not transport as contemplated by the contract.

One of our tank barges is double-hulled and is not subject to OPA 90 retirement dates. Ten of our 12 active single-hulled tank barges are not required under OPA 90 to be retired or double-hulled until 2015. The two other single-hulled tank barges are required to be retired from service in 2009. As required under OPA 90, we have previously retired from service three single-hulled tank barges at the end of 2004. In anticipation of their retirement, we commenced construction of five double-hulled, ocean-going tank barges, two of which are expected to be delivered in the first half of 2005 and the other three by the end of 2005. Our coastwise tanker is not subject to OPA 90 retirement dates. Based on the remaining lives of the majority of our tank barge fleet under OPA 90 and our recent construction program, we believe we are well positioned to obtain additional customers in the northeastern United States, as a large portion of currently available capacity in that market is required to be removed from service or be substantially reconstructed by 2005.

The following tables provide information, as of September 30, 2004, regarding the tugs, tank barges and the coastwise tanker we own and the five double-hulled tank barges currently under construction.

Ocean-Going Tugs

Name	Gross Tonnage	Length (feet)	Year Built	Brake Horsepower
Freedom Service(1)	180	126	1982	6,140
Liberty Service(1)	180	126	1982	6,140
Ponce Service	190	107	1970	3,900
Caribe Service	194	111	1970	3,900
Atlantic Service	198	105	1978	3,900
Brooklyn Service	198	105	1975	3,900
Gulf Service	198	126	1979	3,900
Tradewind Service	183	105	1975	3,200
Yabucoa Service	183	105	1975	3,000
Spartan Service	126	102	1978	3,000
Sea Service	173	109	1975	2,820
North Service	187	100	1978	2,200
Bayridge Service	194	100	1981	2,000
Stapleton Service	146	78	1966	1,530

(1)	These vessels have been substantially retrofitted since their purchase in June 2004 to provide power for the new double-hulled tank barges currently under construction.

Ocean-Going Tank Barges and Coastwise Tanker

Name	Barrel Capacity		Length (feet)	Year Built		OPA 90 Date(1)

Ocean-Going Tank Barges:

Energy 13501	135,000	est.	450	TBD	(2)	DH
Energy 13502	135,000	est.	450	TBD	(2)	DH
Energy 11101	111,844		420	1979		2009
Energy 11102	111,844		420	1979		2009
Energy 11103	110,000	est.	390	TBD	(2)	DH
Energy 11104	110,000	est.	390	TBD	(2)	DH
Energy 11105	110,000	est.	390	TBD	(2)	DH
Energy 9801(3)	97,432		390	1967		2005
Energy 9501(3)	94,442		346	1972		2005
Energy 8701(3)	86,454		360	1976		2005
Energy 8001	81,364		350	1996		DH
Energy 7002	72,693		351	1971		2015
Energy 7001	72,016		300	1977		2015
Energy 6504	66,333		305	1958		2015
Energy 6505	65,710		328	1978		2015
Energy 6503	65,145		327	1988		2015
Energy 6502	64,317		300	1980		2015
Energy 6501	63,875		300	1974		2015
Energy 5501	57,848		341	1969		2015
Energy 2201	22,556		242	1973		2015
Energy 2202	22,457		242	1974		2015

Coastwise Tanker:

Energy Service 9001(4)	—		402	1992		N/A

TBD: To	be determined.
DH:	OPA 90 limitations are not applicable to these double-hulled vessels.
(1)	Prior to January 1 of the year indicated (except for the Energy 11101 for which the date is June 1), according to OPA 90, the vessel must be refurbished as a double hull or be retired from service in U.S. waters. For a discussion of OPA 90 see “—Environmental and Other Governmental Regulation” below.
(2)	The Energy 13501 and Energy 11103 are currently under construction with delivery anticipated in the first half of 2005. The Energy 13502, Energy 11104 and Energy 11105 are also currently under construction with delivery anticipated by the end of 2005.
(3)	The Energy 9801, Energy 9501 and Energy 8701 were retired from service pursuant to OPA 90 prior to January 1, 2005.
(4)	This coastwise tanker, formerly known as the M/V W.K. McWilliams, Jr., acquired on November 15, 2001, is not currently certified to transport petroleum products and, therefore, barrel capacity is not applicable to this vessel.

Additional information with respect to our tug and tank barge segment can be found in Note 15 of our consolidated financial statements.

Our Competitive Strengths

Technologically Advanced Fleet of New Generation OSVs.    Our technologically advanced, new generation OSVs were designed with the specifications necessary for operations in complex and challenging drilling environments, including deepwater, deep well and other logistically demanding projects. Our new generation OSVs have significantly more capacity and operate more efficiently than conventional 180’ OSVs. While operators are especially concerned with a vessel’s ability to avoid collisions with multi-million dollar drilling rigs or production platforms during adverse weather conditions, they are hesitant to stop operations under such conditions due to the high daily cost of halting such complex operations. Our proprietary vessels incorporate sophisticated technologies and are designed specifically to operate safely in complex exploration and production environments. These technologies include dynamic positioning, roll reduction systems and controllable pitch thrusters, which allow our vessels to maintain position with minimal variance, and our unique cargo handling systems, which permit high volume transfer rates of liquid mud and dry bulk. We believe that we earn higher average dayrates and maintain higher utilization rates than our competitors due to the superior capabilities of our OSVs, our seven-year track record of safe and reliable performance and the collaborative efforts of our in-house design team in providing marine solutions to our customers.

Young OSV Fleet with Lower Cost of Ownership.    We believe that we operate one of the youngest fleets of U.S.-flagged OSVs. While the average age of the conventional 180’ U.S.-flagged OSV fleet is approximately 24 years, the average age of our OSV fleet is approximately four years. Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared to older vessels. The average intermediate drydocking for recertification for one of our OSVs generally lasts five to ten days in the shipyard and costs approximately $0.3 million. In contrast, the typical drydocking for recertification of a conventional 180’ OSV may last up to 90 days in the shipyard and can cost as much as $1.5 million. We believe that our operation of new, technologically advanced OSVs gives us a competitive advantage in obtaining long-term contracts for our vessels and in attracting and retaining crews. Since we accepted delivery of our first OSV in November 1998, the average utilization rate for our OSVs has been approximately 93%. According to ODS-Petrodata, the U.S. Gulf of Mexico industry average was approximately 73% over the same time period, based on vessels available for service. We expect that our newer, larger, faster and more cost-efficient vessels will remain in high demand as deepwater and other complex and challenging exploration, development and production activities continue to increase globally.

Commitment to Safety and Quality.    As part of our commitment to safety and quality, we have voluntarily pursued and received certifications that are not generally held by other companies in our industry. We have formerly maintained certifications to the requirements of the International Standards Organization, or ISO, Standards 9002 and 14000 for quality and environmental management, respectively, from the International Standards Organization with respect to the eight tugs and nine tank barges acquired from the Spentonbush/Red Star Group. We are one of the few OSV companies operating in the U.S. Gulf of Mexico that is approved under the U.S. Coast Guard’s Streamlined Inspection Program in which we and the Coast Guard cooperate to develop training, inspection and compliance processes, with our personnel conducting periodic examinations of vessel systems to the requirements of the vessels’ Coast Guard certifications, and taking corrective actions where necessary. Both of our principal office locations in Covington, Louisiana and Brooklyn, New York, as well as the majority of our vessels, including all of our OSVs and our tugs and tank barges acquired from the Spentonbush/Red Star Group, are also certified under the International Safety Management Code, or ISM Code, developed by the International Maritime Organization to provide internationally recognized standards for the safe management and operation of ships and for pollution prevention. We are currently combining the ISO and ISM certification of our fleetwide operations to standards of the American Bureau of Shipping’s Safety, Quality and Environmental Certification, or ABS SQE, which integrates the elements of these certifications into a single program. Quality, Safety and Environmental Certificates are an increasingly important consideration for both our OSV and tank barge customers due to the environmental and regulatory sensitivity associated with offshore drilling and production activity and waterborne transportation of petroleum products, respectively. We believe that customers recognize our commitment to safety and that our strong reputation and performance history provide us with a competitive advantage.

Leading Market Presence in Core Target Markets.    Our 23 OSVs comprise the second largest fleet of technologically advanced, new generation OSVs qualified for work in the U.S. Gulf of Mexico. Currently, 18 of our 23 OSVs operate in that area. We also operate one of the largest fleets of tugs and tank barges for the transportation of petroleum products in Puerto Rico and believe that we are the fourth largest tank barge transporter of petroleum products in New York Harbor. We believe that having scale in our selected markets benefits our customers and provides us with operating efficiencies.

Successful Track Record of Vessel Construction and Acquisitions.    Our management team has significant naval architecture, marine engineering and shipyard experience. We believe we are unique in the manner in which we design our own vessels and work closely with our contracted shipyards in their construction. We typically source and supply many of the manufactured components (owner-furnished equipment), comprising a large portion of the aggregate cost of a vessel, directly from vendors rather than through the shipyard. In addition to substantial cost savings, we believe our approach enables us to better control the construction process, resulting in a higher quality vessel and an enhanced level of service from these vendors during the applicable warranty periods. We believe that our history of designing and constructing 17 new generation OSVs on time and on budget provides us with a competitive advantage in obtaining contracts for our vessels prior to their actual delivery. Our company has designed its operations and management systems in contemplation of additional growth through new vessel construction and acquisitions. From 1997 to 2004, we have successfully completed and integrated five acquisitions involving 15 ocean-going tugs and 13 ocean-going tank barges, one acquisition of a coastwise tanker, two acquisitions involving six 220’ new generation OSVs and one acquisition of a 165’ fast supply vessel.

Favorable OPA 90 Fleet Status.    Data provided by a U.S. Coast Guard report dated September 2001 indicates that 5.5 million barrels of single-hulled tank barge capacity would need to be retired by 2005 and an additional 3.5 million barrels by 2010, as mandated by OPA 90. According to the report, this represented on a cumulative basis as of each such retirement date, 22% and 36%, respectively, of the total 24.9 million barrel single- and double-hulled tank barge capacity that existed in 2001. Because 10 of our 15 single-hulled tank barges are not required to be replaced or retrofitted with double hulls until 2015, we believe we have a competitive advantage over operators who have a higher percentage of single-hulled tank barges that must be retired or modified to add double hulls before 2010.

Experienced Management Team with Proven Track Record.    Our executive management team has an average of 21 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions. Moreover, our in-house engineering team has significant operating experience that enables us to more effectively design and manage our new vessel construction program, adapt our vessels for specialized purposes, oversee and manage the drydocking process and provide custom marine engineering solutions to our customers. We believe this will continue to result in a lower overall cost of ownership over the life of our vessels compared to our competitors, as well as a competitive advantage in securing contracts for our OSVs as the benefits of our proprietary designs and in-house engineering capabilities are recognized by our customers.

Our Strategy

Apply Existing and Develop New Technologies to Meet our Customers’ Vessel Needs.    Our new generation OSVs are designed to meet the higher capacity and performance needs of our clients’ increasingly more complex drilling and production programs. In addition, our proprietary double-hulled tank barges currently under construction are designed to maximize transit speed, improve cargo through-put rates and enhance crew safety features. Our new generation OSVs are equipped with sophisticated propulsion and cargo handling systems, dynamic positioning capabilities and have larger capacities than conventional 180’ OSVs. We are committed to applying existing and developing new technologies to maintain a technologically advanced fleet that will enable us to continue to provide a high level of customer service and meet the developing needs of our customers for OSVs and ocean- going tugs and tank barges, as well as other types of vessels that complement our two business segments. Improvements in exploration and production technologies have enabled operators to pursue larger scale, more complex drilling programs in remote locations and under more challenging operating conditions. We believe that the trend toward increasingly more complex projects will increase the demand for our technologically advanced fleet of new generation OSVs. Oil and natural gas exploration and development activity in these regions has increased recently as a result of several factors, including world-class exploration potential, improvements in exploration and production technologies for deepwater projects, and slowing or declining production from onshore and shallow water fields. We believe that deepwater regions worldwide and deep well drilling on the Continental Shelf will continue to be active areas for exploration and development in the foreseeable future, and that demand for our OSVs, which are uniquely equipped to serve the current and planned drilling programs in these markets, will continue to be strong.

Expand Fleet Through Newbuilds and Strategic Acquisitions.    We plan to expand our fleet through construction of new vessels, including construction of new generation OSVs and double-hulled tank barges as market conditions warrant, retrofitting of certain vessels and through strategic acquisitions. Market demand for vessels, including demand for new generation OSVs in domestic and international markets, will be the main determinant of the level and timing of construction of additional vessels. We believe that acquisition opportunities are likely to arise as consolidation continues in our two industry segments. We intend to use our expertise and experience to evaluate and execute strategic acquisitions where the opportunity exists to expand our service offerings in our core markets and create or enhance long-term client relationships. From 1997 to 2004, we have completed nine acquisitions involving 36 vessels and have constructed 17 proprietary vessels, with two additional tank barges expected for delivery during the first half of 2005 and three more tank barges by the end of 2005.

Pursue Optimal Mix of Long-Term and Short-Term Contracts.    We seek to balance our portfolio of customer contracts by entering into both long-term and short-term charters. Long-term charters, which contribute to higher utilization rates, provide us with more predictable cash flow. Most of our long-term charters contain annual dayrate escalation provisions. Short-term charters provide the opportunity to benefit from increasing dayrates in favorable market cycles. We plan our mix of long-term and spot market contracts with respect to our OSVs based on anticipated market conditions. Our contract of affreightment with Amerada Hess for the services of tugs and tank barges in the northeastern United States has an initial term of June 1, 2001 through March 31, 2006. Our other tug and tank barge contracts typically have been renewed annually over the last several years. By design, substantially all of our tank barges operate under long-term contracts.

Build Upon Existing Customer Relationships.    We intend to build upon existing customer relationships by expanding the services we offer to those customers with diversified marine transportation needs. Many integrated oil and gas companies require OSVs to support their exploration and production activities and ocean-going tugs and tank barges to support their refining, trading and retail distribution activities. Moreover, many of our customers that conduct operations internationally have expressed interest in chartering our OSVs in such markets. For example, we are operating three OSVs in Trinidad & Tobago for a customer with whom we have a long-standing relationship in the U.S. Gulf of Mexico. Five of our new generation OSVs are chartered for use in international markets. Our management team has significant international experience and will continue to evaluate such opportunities.

Optimize Tug and Tank Barge Operations.    Due to OPA 90 phase-out requirements of single-hulled barges, the total barrel-carrying capacity of existing tank vessels transporting petroleum products domestically is projected to decline from its current level without a commensurate increase in newbuildings and retrofittings. In addition, the energy industry is increasingly outsourcing its marine transportation requirements and focusing on safety and reliability as a key determinant in awarding new business. We believe that these trends will improve the balance of supply and demand, and result in improved tank barge utilization and dayrates.

Customers and Charter Terms

Major oil companies, large independent oil and gas exploration, development and production companies and large oil service companies constitute the majority of our customers for our OSV services, while refining, marketing and trading companies constitute the majority of our customers for our tug and tank barge services. The percentage of revenues attributable to a customer in any particular year depends on the level of oil and natural gas exploration, development and production activities undertaken or refined petroleum products or crude oil transported by a particular customer, the availability and suitability of our vessels for the customer’s projects or products and other factors, many of which are beyond our control. For the year ended December 31, 2003, Amerada Hess Corporation accounted for more than 10% of our total revenues. Under the terms of our contract of affreightment with Amerada Hess, we are required to meet certain performance criteria and, if we fail to meet such criteria, Amerada Hess would be entitled to terminate the contract. Our contract of affreightment provides for minimum annual cargo volumes to be transported and allows Amerada Hess to reduce its minimum commitment, subject to significant adjustment penalties. Because the tank barge market in the northeastern United States is currently operating at or near capacity, we believe that we would be able to replace through other customers any volumes that Amerada Hess does not transport as contemplated by the contract. For a discussion of significant customers in prior periods, see Note 14 of the notes to our consolidated financial statements.

We enter into a variety of contract arrangements with our customers, including spot and time charters, contracts of affreightment and consecutive voyage contracts. Our contracts are obtained through competitive bidding or, with established customers, through negotiation.

Most of the contracts for our OSVs contain early termination options in favor of the customer; however some have substantial early termination penalties or other provisions designed to discourage the customers from exercising such options. Similarly, 11 of our 16 tank barges provide services under long-term contracts with initial terms of one year or longer. Since we commenced operations, our OSVs have performed services for more than 60 different customers, and our tugs and tank barges have performed services for more than 250 different customers. Because of the variety and number of customers historically using the services of our fleet, and the approximate balance between supply and demand in both the OSV and tug and tank barge markets, we believe that the loss of any one customer would not have a material adverse effect on our business.

Because we have established a reputation for on-time delivery and reliability, charterers have contacted us in certain circumstances to construct vessels to meet their needs. In such circumstances, we have generally contracted these specially designed vessels for three to five years, with renewal options, before construction is completed. Although we will design vessels to meet the specific needs of a charterer, we ensure in our design that customization does not preclude efficient operation of these vessels for other customers, for other purposes or in other situations.

Competition

We operate in a highly competitive industry. Competition in the OSV and ocean-going tug and tank barge segments of the marine transportation industry primarily involves factors such as:

•	quality and capability of the vessels;

•	ability to meet the customer’s schedule;

•	safety record;

•	reputation;

•	price; and

•	experience.

The terms of the Jones Act restrict the ability of vessels that are not built in the United States, documented under the laws of the United States and controlled by U.S. citizens to engage in the coastwise trade of the United States and Puerto Rico. See “—Environmental and Other Governmental Regulation” for a more detailed discussion of the Jones Act.

We do not anticipate significant competition in the near term from pipelines as an alternative method of petroleum product delivery in the northeastern United States or Puerto Rico. No pipelines are currently under construction that could provide significant competition to tank barges in the northeastern United States or Puerto Rico, nor are any new pipelines likely to be built in the near future due to cost constraints and logistical and environmental requirements.

We believe that only 33% of the new generation OSVs currently operating in the U.S. Gulf of Mexico are owned by publicly traded companies. We believe we operate the second largest fleet of new generation OSVs in the U.S. Gulf of Mexico, and are the only publicly traded company with a significant fleet of U.S.-flagged, new generation OSVs. In contrast, approximately 75% of the conventional 180’ OSVs operating on the Continental Shelf of the U.S. Gulf of Mexico are owned by publicly-traded companies. We operate one of the largest tank barge fleets in Puerto Rico and we believe that we are the fourth largest transporter by tank barge of petroleum products in New York Harbor. Most of our competitors in the tug and tank barge industry are privately held.

Although some of our principal competitors are larger and have greater financial resources and, with respect to OSVs, extensive international operations, we believe that our operating capabilities and reputation enable us to compete effectively with other fleets in the market areas in which we operate.

In particular, we believe that the relatively young age and advanced features of our OSVs provide us with a competitive advantage. The ages of our OSVs range from ten months to seven years, while the average age of the industry’s conventional 180’ U.S.-flagged OSV fleet is approximately 24 years. Retirement of older vessels has already commenced and we believe that many more of these older vessels will be retired in the next few years. The young age of our fleet, together with the advanced capabilities of our vessels, position us to take advantage of the expanding deepwater, deep well and other logistically demanding exploration and production projects in the U.S. Gulf of Mexico and around the world. In addition, our new generation OSVs are also increasingly in demand by our customers for conventional drilling projects because of the ability of our OSVs to reduce overall offshore logistics costs for the customer through the vessels’ greater capacities and operating efficiencies.

Environmental and Other Governmental Regulation

Our operations are significantly affected by a variety of federal, state, local and international laws and regulations governing worker health and safety and the manning, construction and operation of vessels. Certain U.S. governmental agencies, including the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the Maritime Administration of the U.S. Department of Transportation, have jurisdiction over our operations. In addition, private industry organizations such as the American Bureau of Shipping oversee aspects of our business. The Coast Guard and the National Transportation Safety Board establish safety criteria and are authorized to investigate vessel accidents and recommend improved safety standards.

The U.S. Coast Guard regulates and enforces various aspects of marine offshore vessel operations. Among these are classification, certification, routes, drydocking intervals, manning requirements, tonnage requirements and restrictions, hull and shafting requirements and vessel documentation. Coast Guard regulations require that each of our vessels be drydocked for inspection at least twice within a five-year period.

Under Section 27 of the Merchant Marine Act of 1920, also known as the Jones Act, the privilege of transporting merchandise or passengers for hire in coastwise trade in U.S. domestic waters is restricted to only those vessels that are controlled by U.S. citizens and are built in and documented under the laws of the United States. To engage in coastwise trade, a corporation is not considered a U.S. citizen unless, among other things:

•	the corporation is organized under the laws of the United States or of a state, territory or possession of the United States;

•	at least 75% of the ownership of voting interests with respect to its capital stock is held by U.S. citizens;

•	the corporation’s chief executive officer, president and chairman of the board are U.S. citizens; and

•	no more than a minority of the number of directors necessary to constitute a quorum for the transaction of business are non-U.S. citizens.

We meet all of the foregoing requirements. If we should fail to comply with these requirements, our vessels would lose their eligibility to engage in coastwise trade within U.S. domestic waters. To facilitate compliance, our certificate of incorporation:

•	limits ownership by non-U.S. citizens of any class of our capital stock (including our common stock) to 20%, so that foreign ownership will not exceed the 25% permitted;

•	permits withholding of dividends and suspension of voting rights with respect to any shares held by non-U.S. citizens that exceed 20%

•	permits a stock certification system with two types of certificates to aid tracking of ownership;

•	permits our board of directors to redeem any shares held by non-U.S. citizens that exceed 20%; and

•	permits our board of directors to make such determinations to ascertain ownership and implement such measures as reasonably may be necessary.

Jones Act restrictions have been challenged by interests seeking to facilitate foreign competition for coastwise trade. Historically, their efforts have been defeated by large margins when considered by the U.S. Congress. Industry associations and participants actively responded to and successfully defeated the latest challenges involving the nature, extent and availability of lease-finance alternatives permitted by a 1996 amendment of the Jones Act. Under the provisions of that amendment, certain foreign interests operated or proposed to operate in the U.S. coastwise trade.

On August 9, 2004, following an initiative by the U.S. marine industry interested in protecting the Jones Act, Congress enacted and the President signed into law Public Law No. 108-293. Section 608 of that law amends the lease financing criteria of such Act, adding new requirements that effectively eliminate the ability of foreign interests engaged in the marine business to control vessels engaged in U.S. coastwise trade by structuring lease-finance transactions. In addition, the legislation requires the United States Coast Guard to, by August 9, 2007, revoke the authorization of any offshore service vessel that received an endorsement to engage in coastwise trade utilizing the challenged lease-finance structure, unless the vessel otherwise complies with the Jones Act’s U.S.-control requirements. Following enactment of the foregoing legislation, we are aware of one foreign marine interest that is subject to the three-year sunset provision and another foreign marine interest that had announced its intention to avail itself of the lease-finance structure, but aborted its plan. Instead, the latter is now utilizing a foreign mortgage-finance structure covering 100% of the construction costs of its vessels, which is currently being challenged by the U.S. marine industry. Should foreign competition be permitted to enter the U.S. coastwise market to any significant extent, it could have an adverse effect on the U.S. OSV industry and on us.

Our operations are also subject to a variety of federal, state, local and international laws and regulations regarding the discharge of materials into the environment or otherwise relating to environmental protection. The requirements of these laws and regulations have become more complex and stringent in recent years and may, in certain circumstances, impose strict liability, rendering a company liable for environmental damages and remediation costs without regard to negligence or fault on the part of such party. Aside from possible liability for damages and costs including natural resource damages associated with releases of hazardous materials including oil into the environment, such laws and regulations may expose us to liability for the conditions caused by others or even acts of ours that were in compliance with all applicable laws and regulations at the time such acts were performed. Failure to comply with applicable laws and regulations may result in the imposition of administrative, civil and criminal penalties, revocation of permits, issuance of corrective action orders and suspension or termination of our operations. Moreover, it is possible that changes in the environmental laws, regulations or enforcement policies that impose additional or more restrictive requirements or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us. We believe that we are in substantial compliance with currently applicable environmental laws and regulations.

OPA 90 and regulations promulgated pursuant thereto impose a variety of regulations on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills. A ”responsible party” includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA 90 assigns liability to each responsible party for oil removal costs and a variety of public and private damages. Under OPA 90, “tank vessels” of over 3,000 gross tons that carry oil or other hazardous materials in bulk as cargo, a term which includes our tank barges, are subject to liability limits of the greater of $1,200 per gross ton or $10 million. For any vessels, other than “tank vessels”, that are subject to OPA 90, the liability limits are the greater of $500,000 or $600 per gross ton. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply. Moreover, OPA 90 imposes on responsible parties the need for proof of financial responsibility to cover at least some costs in a potential spill. We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels over 300 tons.

OPA 90 also imposes ongoing requirements on a responsible party, including preparedness and prevention of oil spills, preparation of an oil spill response plan and proof of financial responsibility (to cover at least some costs in a potential spill) for vessels in excess of 300 gross tons. We have engaged the National Response Corporation to serve as our independent contractor for purposes of providing stand-by oil spill response services in all geographical areas of our fleet operations. In addition, our Oil Spill Response Plan has been approved by the U.S. Coast Guard.

OPA 90 requires that all newly-built tank vessels used in the transport of petroleum products be built with double hulls and provides for a phase-out period for existing single hull vessels. Modifying existing vessels to provide for double hulls will be required of all tank barges and tankers in the industry by the year 2015. We are in a favorable position concerning this provision because a significant number of vessels in our fleet of tank barges measure less than 5,000 gross tons. Vessels of such tonnage may continue to operate without double hulls through the year 2015. Under existing legal requirements, therefore, we will be required to modify or replace only two of our existing tank barges before 2015. We previously retired from service three single-hulled tank barges at the end of 2004 pursuant to OPA 90. Although we are not aware of anything that would lead us to believe this current schedule will change, it remains possible that a change in the law affecting the requirement for double hulls or other aspects of our operations may occur that would require us to modify or replace our existing tank barge fleet earlier than currently anticipated.

The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the United States. The Clean Water Act also provides for civil, criminal and administrative penalties for any unauthorized discharge of oil or other hazardous substances in reportable quantities and imposes substantial liability for the costs of removal and remediation of an unauthorized discharge. Many states have laws that are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum in reportable quantities. Our OSVs routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Our OSVs also transport bulk chemical materials used in drilling activities and liquid mud, which contain oil and oil by-products. In addition, our tank barges are specifically engaged to transport a variety of petroleum products. We maintain vessel response plans as required by the Clean Water Act to address potential oil and fuel spills.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as “CERCLA” or “Superfund”, and similar laws impose liability for releases of hazardous substances into the environment. CERCLA currently exempts crude oil from the definition of hazardous substances for purposes of the statute, but our operations may involve the use or handling of other materials that may be classified as hazardous substances. CERCLA assigns strict liability to each responsible party for all response and remediation costs, as well as natural resource damages and thus we could be held liable for releases of hazardous substances that resulted from operations by third parties not under our control or for releases associated with practices performed by us or others that were standard in the industry at the time.

The Resource Conservation and Recovery Act regulates the generation, transportation, storage, treatment and disposal of onshore hazardous and non-hazardous wastes and requires states to develop programs to ensure the safe disposal of wastes. We generate non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations. We believe that all of the wastes that we generate are handled in all material respects in compliance with the Resource Conservation and Recovery Act and analogous state statutes.

LEEVAC Marine, Inc., a predecessor entity to one of our current subsidiaries, was notified in March 1996 regarding the possibility of remediating on a voluntary basis certain waste pits at the SBA Shipyards site in Jennings, Louisiana. This site is not identified as a federal Superfund site. Subsequent to this initial notice, in December 2000, LEEVAC Marine was one of approximately 14 companies that formed a limited liability company, SSIC Remediation, LLC, to address this matter. LEEVAC Marine accrued a $100,000 liability at the time of our formation to cover this expense. Our subsidiary’s current percentage of liability for cleanup efforts within the SSIC Remediation group at this site is estimated at approximately 2.64%, and, to date, it has contributed approximately $34,000 towards this cleanup effort and an additional $17,000 to pay certain costs discussed below, thereby reducing the accrued liability with respect to this matter to $44,600. The $34,000 contribution represents our subsidiary’s current share of a $1.9 million voluntary cleanup plan submitted to the limited liability company’s members by an independent contractor who has agreed to clean up the site in a manner that will meet both state and federal standards. In June 1997, Cari Investment Company, the former parent of LEEVAC Marine, Inc., agreed to indemnify us for certain matters, including those discussed in this paragraph. The indemnity would also be applicable to all liabilities, obligations, damages and expenses related to the SBA Shipyard matter in excess of $100,000. Christian G. Vaccari, who served as our Chairman and Chief Executive Officer until February 2002 and as one of our directors until May 2004, is a minority shareholder and President, Chief Executive Officer and Chairman of the Board of Cari Investment Company. In July 2002, our subsidiary entered into a contractual agreement whereby it paid an additional $17,000 to SSIC Remediation, LLC in order to limit its exposure to certain future costs incurred by the independent contractor at the site. This limitation on payment of future monies relates primarily to certain legal and administrative costs of SSIC Remediation, LLC and does not bar future payment of monies for potential Superfund cleanup costs or for costs associated with any suits brought by third parties. In late 2002, SSIC Remediation, LLC commenced interim phase remedial activities at the SBA Shipyards site pursuant to a December 9, 2002 “Order and Agreement” that it entered into with EPA. These remedial efforts are on-going at this site.

In addition to laws and regulations affecting us directly, our operations are also influenced by laws, regulations and policies which affect our customers’ drilling programs and the oil and natural gas industry as a whole.

The Outer Continental Shelf Lands Act gives the federal government broad discretion to regulate the release of offshore resources of oil and natural gas. Because our operations rely primarily on offshore oil and natural gas exploration, development and production, if the government were to exercise its authority under the Outer Continental Shelf Lands Act to restrict the availability of offshore oil and natural gas leases, such an action would have a material adverse effect on our financial condition and results of operations.

We currently have in place protection and indemnity insurance that includes coverage for pollution incidents. Our OSVs have $5 million in primary insurance coverage for such offshore pollution incidents, with an additional $100 million in excess umbrella coverage. In addition, our tugs and tank barges have insurance coverage for oil spills with a coverage limit of $1 billion.

Our tugs and tank barges acquired from the Spentonbush/Red Star Group obtained certifications for environmental management according to the requirements of Standard 14000. Both of our principal office locations in Covington, Louisiana and Brooklyn, New York, as well as the majority of our vessels, including all of our proprietary OSVs and our tugs and tank barges acquired from the Spentonbush/Red Star Group, are also certified to the standards of the ISM Code for the safe management and operation of ships and for pollution prevention. We are currently combining the ISO and ISM Code certification of our fleetwide operations to the standards of ABS SQE, which integrates the elements of these certifications into a single program. Additionally, our OSVs participate in the U.S. Coast Guard’s Streamlined Inspection Program (SIP), which ensures the overall readiness level of our vessel lifesaving and other critical safety and emergency systems. We believe that our voluntary attainment and maintenance of these certifications and participation in these programs provides evidence of our commitment to operate in a manner that minimizes any impact on the environment from our fleet operations.

Operating Hazards and Insurance

The operation of our vessels is subject to various risks, such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collision and navigation errors, all of which represent a threat to personnel safety and to our vessels and cargo. We maintain insurance coverage that we consider customary in the industry against certain of these risks, including, as discussed above, $1 billion in pollution insurance for the tug and tank barge fleet and $105 million of pollution coverage for the OSVs. We believe that our current level of insurance is adequate for our business and consistent with industry practice, and we have not experienced a loss in excess of our policy limits. We may not be able to obtain insurance coverage in the future to cover all risks inherent in our business, or insurance, if available, may be at rates that we do not consider to be commercially reasonable. In addition, as more single-hulled vessels are retired from active service, insurers may be less willing to insure and customers less willing to hire single-hulled vessels. The terms of our entry into a mutual protection and indemnity association covering our marine risks allows additional premiums to be called for from time to time, and paid by association members in respect of unanticipated reserve requirements of the association. We recently were called upon to pay such a supplemental premium.

Employees

On September 30, 2004, we had 595 employees in the United States and Puerto Rico, including 494 operating personnel and 101 corporate, administrative and management personnel. None of our employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. We have not experienced any strikes or work stoppages, and our management believes that we continue to enjoy good relations with our employees.

Properties

Our corporate headquarters are located in Covington, Louisiana. Our office lease covers 23,756 sq. ft. and has an initial term of five years, which commenced in September 2003, with two additional five-year renewal periods. We also hold a lease on a 4,500-square-foot warehouse near our corporate headquarters to maintain spare parts inventory. For local support in Puerto Rico, we lease an office consisting of approximately 1,900 square feet. To support our operations in the northeastern United States, we lease office space and warehouse space in Brooklyn, New York, consisting of approximately 66,760 square feet. We also lease dock space, consisting of approximately 36,000 square feet, in Brooklyn, New York. We operate our tug and tank barge fleet from these New York facilities. The lease on our Brooklyn facilities expires in March 2006. We believe that our facilities, including waterfront locations used for vessel dockage and certain vessel repair work, provide an adequate base of operations for the foreseeable future. Information regarding our fleet is set forth above in “—Offshore Supply Vessels—Our OSV Business” and “—Tugs and Tank Barges—Our Tug and Tank Barge Business”.

Legal Proceedings

We are not currently a party to any material legal proceedings, although we may from time to time be subject to various legal proceedings and claims that arise in the ordinary course of business.

Seasonality of Business

Demand for our OSV services is directly affected by the levels of offshore drilling activity. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the third and fourth calendar quarters when allocated budgets are expended by our customers and weather conditions are more favorable for offshore activities. Many other factors, such as the expiration of drilling leases and the supply of and demand for oil and natural gas, may affect this general trend in any particular year.

Tank barge services are significantly affected by the strength of the U.S. economy, changes in weather patterns and population growth that affect the consumption of and the demand for refined petroleum products and crude oil. The tug and tank barge market, in general, is marked by steady demand over time, although such demand is seasonal and often dependent on weather conditions. Unseasonably mild winters result in significantly lower demand for heating oil in the northeastern United States, which is a significant market for our tank barge services. Conversely, the summer driving season can increase demand for automobile fuel and, accordingly, the demand for our services.

MANAGEMENT

Our Executive Officers and Directors

Our executive officers and directors are currently as follows:

Name	Age	Position	Class(1)
Todd M. Hornbeck	36	President, Chief Executive Officer, Secretary and Director	III
Carl G. Annessa	48	Vice President and Chief Operating Officer	N/A
James O. Harp, Jr.	44	Vice President and Chief Financial Officer	N/A
Timothy P. McCarthy	37	Controller	N/A
Paul M. Ordogne	52	Treasurer	N/A
Bernie W. Stewart	60	Director and Chairman of the Board	I
Larry D. Hornbeck	66	Director	II
Bruce W. Hunt	47	Director	I
Patricia B. Melcher	45	Director	III
David A. Trice	56	Director	II
Andrew L. Waite	44	Director	I

(1)	Class I, II and III directors have terms expiring in 2007, 2006 and 2005, respectively.

Todd M. Hornbeck has served as our President and Secretary and as a director since our formation in June 1997. Until February 2002, he also served as Chief Operating Officer. In February 2002, he was appointed to the additional position of Chief Executive Officer. Mr. Hornbeck worked for the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, from 1991 to 1996, serving in various positions relating to business strategy and development. Following the merger of Hornbeck Offshore Services, Inc. with Tidewater, Inc. (NYSE:TDW) in March 1996, he accepted a position as Marketing Director—Gulf of Mexico with Tidewater, where his responsibilities included managing relationships and overall business development in the U.S. Gulf of Mexico region. He remained with Tidewater until our formation. Mr. Hornbeck is the son of Larry D. Hornbeck and serves as a board designee for himself and his brother, Troy A. Hornbeck, in accordance with a stockholders’ agreement. Mr. Hornbeck currently serves on the Board of Directors of both the National Ocean Industries Association (NOIA) and the Offshore Marine Service Association (OMSA), and is a member of the International Support Vessel Owners’ Association (ISOA).

Carl G. Annessa has served as our Vice President of Operations since September 1997. In February 2002, he was appointed Vice President and Chief Operating Officer. Mr. Annessa is responsible for operational oversight and design and implementation of our vessel construction program. Prior to joining us, he was employed for 17 years by Tidewater, Inc. in various technical and operational management positions, including management of large fleets of OSVs in the Arabian Gulf, Caribbean and West African markets, and was responsible for the design of several of Tidewater’s vessels. Mr. Annessa was employed for two years by Avondale Shipyards, Inc. as a naval architect before joining Tidewater. Mr. Annessa received a degree in naval architecture and mechanical engineering from the University of Michigan in 1979.

James O. Harp, Jr. has served as our Vice President and Chief Financial Officer since January 2001. Prior to joining us, Mr. Harp served as Vice President in the Energy Group of RBC Dominion Securities Corporation, an investment banking firm, from August 1999 to January 2001 and as Vice President in the Energy Group of Jefferies & Company, Inc., an investment banking firm, from June 1997 to August 1999. During his investment banking career, Mr. Harp worked extensively with marine-related oil service companies, including as our investment banker in connection with our private placement of common stock in November 2000. From July 1982 to June 1997 he served in a variety of capacities, most recently as Tax Principal, with Arthur Andersen LLP, and had a significant concentration of international clients in the oil service and maritime industries. Since April 1992, he has also served as Treasurer and Director of SEISCO, Inc., a seismic brokerage company.

Timothy P. McCarthy has served as our Controller since May 2002. Prior to joining us, Mr. McCarthy served in a variety of capacities, most recently as an Audit Manager, in the assurance practice section of the New Orleans office of Arthur Andersen LLP from July 1994 to May 2002. Previously, he served in the foreign joint interest accounting group with Ocean Drilling and Exploration Company. Mr. McCarthy is a certified public accountant.

Paul M. Ordogne has served as our Treasurer since our formation in June 1997. Until May 2002, he also served as our Controller. From 1980 to June 1997, he worked for Cari Investment Company, a privately owned holding company for energy-related investments, serving in various financial and accounting positions, including those of controller and assistant treasurer. Mr. Ordogne is a certified public accountant.

Bernie W. Stewart has served as one of our directors since November 2001 and was appointed Chairman of the Board in February 2002. Mr. Stewart was Senior Vice President, Operations of R&B Falcon Corporation, a contract drilling company, and President of R&B Falcon Drilling U.S., its domestic operating subsidiary, from May 1999 until R&B Falcon Corporation (NYSE:FLC) merged with Transocean Sedco Forex Inc. (NYSE:RIG) in January 2001. Between April 1996 and May 1999, he served as Chief Operating Officer of R&B Falcon Holdings, Inc. and as its President from January 1998. From 1993 until joining R&B Falcon Holdings, he was Senior Vice President and Chief Operating Officer for the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, where he was responsible for overall supervision of the company’s operations. From 1986 until 1993, he was President of Western Oceanics, Inc., an offshore drilling contractor. Since leaving R&B Falcon Corporation upon its merger with Transocean Sedco Forex, Mr. Stewart has been an independent business consultant. From February 27, 2002 to February 27, 2003, Mr. Stewart advised the company under an advisory services agreement discussed below.

Larry D. Hornbeck has served as one of our directors since August 2001. An executive with over 30 years’ experience in the OSV business worldwide, Mr. Hornbeck was the founder of the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company with over 100 vessels operating worldwide. From its inception in 1981 until its merger with Tidewater Inc., Mr. Hornbeck served as Chairman of the Board, President and Chief Executive Officer of the original Hornbeck Offshore Services, Inc. Following the merger, Mr. Hornbeck served as a director of Tidewater from March 1996 until October 2000. From 1969 to 1980, Mr. Hornbeck was Chairman, President and Chief Executive Officer of Sealcraft Operators, Inc., a publicly held, specialty service OSV company operating worldwide. Mr. Hornbeck is the father of Todd M. Hornbeck and serves as a board designee for Todd M. Hornbeck and Troy A. Hornbeck, his sons, in accordance with a stockholders’ agreement.

Bruce W. Hunt has served as one of our directors since August 1997. He has been President of Petrol Marine Corporation since 1988 and President and Director of Petro-Hunt, L.L.C. since 1997, each of which is an energy-related company. Mr. Hunt served as a director of the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, from November 1992 to March 1996.

Patricia B. Melcher joined our board of directors in October 2002. Ms. Melcher has served as the President of Allegro Capital Management, Inc., a privately-owned investment company focused on private equity investments in and consulting to energy-related companies, since 1997, and has served as Interim CEO of Petrocom Energy Ltd., a privately held energy trading firm, from October 1, 2003 to

April 1, 2004. From 1989 to 1994, she worked for SCF Partners, L.P., an investment fund sponsor specializing in private equity investments in oilfield service companies, and from 1995 to 1997, she served as a board member and advisory board member of its general partner, L. E. Simmons & Associates, Incorporated. From 1986 to 1989, Ms. Melcher worked for Simmons & Company International, an investment banking firm serving the energy industry.

David A. Trice joined our board of directors in October 2002. Mr. Trice has served as the President of Newfield Exploration Company (NYSE:NFX), an independent oil and gas company engaged in the exploration, development and acquisition of crude oil and natural gas properties since May 1999. At Newfield, he has also served as the Chief Executive Officer since February 2000 and as a director since 2000 and as its chairman of the board since September 21, 2004. From May 1999 to February 2000, he served as its Chief Operating Officer and from July 1997 to May 1999, he served as its Vice President—Finance and International. Mr. Trice served as the President, Chief Executive Officer and Director of the Huffco Group, an international exploration and production company, from 1991 to July 1997.

Andrew L. Waite has served as one of our directors since November 2000. He was appointed to our board as the designee of SCF-IV, L.P. in accordance with a stockholders’ agreement. Mr. Waite is a Managing Director of L.E. Simmons & Associates, Incorporated and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, an investment banking firm serving the energy industry, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and management positions with the Royal Dutch/Shell Group, an integrated oil and gas company. He currently serves as a director of Oil States International, Inc. (NYSE:OIS), a diversified oilfield equipment and service company.

Committees of the Board of Directors

Our board of directors currently has an audit committee, compensation committee and nominating and corporate governance committee. Our board may establish other committees from time to time to facilitate the management of the business and affairs of our company.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently comprised of Messrs. Stewart, Hunt and Trice. None of our executive officers, employees or former executive officers serve on the compensation committee. None of our executive officers serves as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of our board of directors.

Term and Compensation of Directors

The members of our board of directors are divided into three classes and are elected for a term of three years, or until a successor is duly elected and qualified. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders to be held in 2007, 2006 and 2005, respectively.

Directors who are also our employees receive no additional compensation for serving as directors or committee members.

The board of directors has approved a compensation plan applicable to our non-employee directors, including any advisory directors. Each non-employee director is entitled to receive a total annual retainer of $20,000, paid quarterly. Each non-employee director is also entitled to receive $1,200 for each board meeting attended in person and $800 for each board meeting attended by telephonic communications. Board committee members are entitled to receive $600 for each committee meeting attended, with the committee chairman entitled to receive $800 for each committee meeting attended. Committee members must attend meetings in person or by telephonic communications to receive the applicable compensation. Non-employee directors are entitled to receive a minimum annual grant of 2,000 options to purchase common stock with such options being granted under the Incentive Compensation Plan. The minimum annual grant is subject to annual review and may be increased at the discretion of the compensation committee. After three years of service as a non-employee director, a non-employee director and his immediate family may elect to participate in the same insurance benefit programs sponsored by the company on the same monetary terms as the executive officers. Effective May 6, 2003, the board of directors approved a modification to the compensation plan to provide that in lieu of the cash compensation described above, the chairman of the board be paid $1,800 for each regularly scheduled board meeting attended in person or by telephonic communication and $1,500 for each special board meeting attended in person or by telephonic communication. All directors are reimbursed for their out-of-pocket expenses incurred in connection with serving on our board.

The non-employee director compensation plan also provides for longevity service awards to non-employee directors. Upon completion of three years of service as a non-employee director following adoption of the compensation plan in July 2002, a director will be granted options to purchase the number of shares of common stock equaling 25% of the options granted to such director over the previous three years. Upon completion of five years of service as a non-employee director, a director will be granted options to purchase the number of shares of common stock equaling 50% of the options granted to such director over the previous five years less the number of shares covered by the options awarded to such director after three years of service. Thereafter, upon completion of each successive period of five years of service, a non-employee director will be granted options to purchase the number of shares of common stock equaling 50% of the options granted to such director over the previous five years.

In addition to the cash compensation received for their service as directors during 2003 under the terms of the plan described above, in March 2004 each of Ms. Melcher and Messrs. Larry Hornbeck, Hunt, Stewart, Trice and Waite were granted options to purchase shares of our common stock. Although the plan provides for the grant of options to purchase a minimum of 2,000 shares of common stock, as permitted under the plan, the compensation committee elected to award such directors options to purchase 4,000 shares of our common stock at an exercise price of $13.83 per share. One third of these options will become exercisable on each of the first three anniversaries of the date of grant.

On February 27, 2002, we entered into an advisory agreement with Bernie W. Stewart, our Chairman of the Board. Under the terms of this agreement, Mr. Stewart advised and made recommendations to our executive officers and board of directors on matters relating to our business, including our operations, finances, strategic planning and acquisitions. Mr. Stewart provided these services on a full-time basis through May 31, 2002 and on a part-time basis through February 27, 2003, at which time the agreement expired. He received $20,000 per month for his full-time advisory services and $8,335 per month for his part-time services. Under the terms of his advisory agreement, Mr. Stewart was granted options to purchase 4,000 shares of our common stock at an exercise price of $6.63 per share. Also under the terms of the advisory agreement, Mr. Stewart purchased 30,189 shares of our common stock at a purchase price of $6.63 per share, and, upon such purchase, we granted Mr. Stewart an option to purchase an additional 15,094 shares of our common stock at a purchase price of $6.63 per share, to be exercised in accordance with, and subject to the terms of our Incentive Compensation Plan. Mr. Stewart has agreed that for a period of two years following the expiration of the agreement, he will not solicit any of our employees, customers, suppliers or sales agents to terminate their relationship with us or employ or cause any of our competitors to employ any person who is or was recently one of our employees, sales representatives, contractors, advisors or agents.

Executive Compensation

The following table sets forth compensation information for the chief executive officer and our other executive officers whose total annual salary and bonus exceeded $100,000 for the years ended December 31, 2003, 2002, and 2001.

Summary Compensation Table

	Fiscal Year	Annual Compensation				Long-Term Compensation Awards	All Other Compensation (7)(8)(9)(10)
Name and Position(1)		Salary(2)	Bonus(3)	Other Annual Compensation(4)		Securities Underlying Options(5)(6)(7)
Todd M. Hornbeck President, Chief Executive Officer and Secretary	2003 2002 2001	$240,000 200,000 195,833	$169,553 279,753 400,000	$	— — —	60,000 51,000 —	$1,254 2,873 1,940

Carl G. Annessa Vice President and Chief Operating Officer	2003 2002 2001	200,000 170,000 155,000	103,219 178,342 240,000		— — —	34,000 17,000 —	4,112 2,386 1,953

James O. Harp, Jr. Vice President and Chief Financial Officer	2003 2002 2001	185,000 170,000 163,571	95,477 178,342 255,000		— — —	32,000 17,000 40,000	3,720 1,131 1,103

Timothy P. McCarthy Controller	2003 2002	112,500 59,500	38,500 20,000		— —	6,000 11,600	2,563 359

Paul Ordogne Treasurer	2003 2002 2001	116,000 116,000 115,000	20,000 20,000 42,665		— — —	2,000 — —	2,906 1,765 1,541

(1)	Mr. Harp joined us as our Vice President and Chief Financial Officer in January 2001. Effective February 27, 2002, Mr. Hornbeck, who has been serving as our President and Chief Operating Officer, was appointed to the additional position of Chief Executive Officer and Mr. Annessa was appointed to the additional position of Chief Operating Officer. Mr. McCarthy joined us as our Controller on May 27, 2002. Mr. Ordogne had also served as our Controller until May 2002.
(2)	For 2001, the salary amount for Mr. Harp reflects his compensation from his date of hire of January 15, 2001. For 2002, the salary amount for Mr. McCarthy reflects his compensation from his date of hire of May 27, 2002.
(3)	Bonuses were paid in 2002 and 2003 and will be paid in 2004 as compensation for services provided in 2001, 2002 and 2003, respectively.
(4)	None of the perquisites and other benefits paid to each named executive officer exceeded the lesser of $50,000 or 10.0% of the total annual salary and bonus received by each named executive officer.
(5)	In connection with our Incentive Compensation Plan for executive officers, we granted options in 2001, in part as compensation for services provided in 2000, to Messrs. Hornbeck, Annessa and Ordogne to purchase 50,000, 30,000 and 20,000 shares, respectively, of our common stock at an exercise price of $6.63 per share. In addition, Mr. Harp was granted options upon commencement of his employment in January 2001 to purchase 40,000 shares of our common stock at an exercise price of $6.63 per share.
(6)	In connection with our Incentive Compensation Plan, we granted options in 2003, in part for services rendered in 2002, to Messrs. Hornbeck, Annessa, Harp and McCarthy to purchase shares of our common stock at an exercise price of $11.20 per share. In addition, Mr. McCarthy was granted options upon commencement of his employment in May 2002 to purchase 8,000 shares of our common stock at an exercise price of $6.63 per share.
(7)	In connection with our Incentive Compensation Plan, we granted options in 2004, in part for services rendered in 2003, to Messrs. Hornbeck, Annessa, Harp, McCarthy and Ordogne to purchase shares of our common stock at an exercise price of $13.83 per share.
(8)	For 2001, these amounts represent (i) employer matching contributions made under our 401(k) savings plan in the amount of $1,517, $1,530, $680 and $1,118 for Messrs. Hornbeck, Annessa, Harp and Ordogne, respectively, and (ii) premiums of $423, $423, $423 and $423 for Messrs. Hornbeck, Annessa, Harp and Ordogne, respectively, associated with life insurance policies.
(9)	For 2002, these amounts represent (i) employer matching contributions made under our 401(k) savings plan in the amount of $2,200, $1,956, $701, $277 and $1,335 for Messrs. Hornbeck, Annessa, Harp, McCarthy and Ordogne, respectively, and (ii) premiums of $673, $431, $431, $82 and $431 for Messrs. Hornbeck, Annessa, Harp, McCarthy and Ordogne, respectively, associated with life insurance policies.

(10)	For 2003, these amounts represent (i) employer matching contributions made under our 401(k) savings plan in the amount of $864, $3,722, $3,330, $2,433 and $2,516 for Messrs. Hornbeck, Annessa, Harp, McCarthy and Ordogne, respectively, and (ii) premiums of $390, $390, $390, $130 and $390 for Messrs. Hornbeck, Annessa, Harp, McCarthy and Ordogne, respectively, associated with life insurance policies.

Option Grants

During the year ended December 31, 2003, other than as described below, we did not grant any options to acquire shares of our common stock to the executive officers named in the Summary Compensation Table above.

Name	Number of Securities Underlying Options Granted(1)(2)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/ Share)(3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)
					5%	10%
Todd M. Hornbeck	51,000	27%	$11.20	March 13, 2013	930,425	1,481,545
Carl G. Annessa	17,000	9%	$11.20	March 13, 2013	310,142	493,849
James O. Harp, Jr.	17,000	9%	$11.20	March 13, 2013	310,142	493,849
Timothy P. McCarthy	3,600	2%	$11.20	March 13, 2013	65,677	104,580

(1)	Does not include options granted in early 2004, in part for services rendered in 2003, in the following amounts; 60,000 for Mr. Hornbeck; 34,000 for Mr. Annessa; 32,000 for Mr. Harp; 6,000 for Mr. McCarthy and 2,000 for Mr. Ordogne. The options were granted at an exercise price of $13.83 per share and one-third of these options become exercisable on each of the first, second and third anniversaries of the date of grant.
(2)	One-third of these options become exercisable on each of the first, second, and third anniversaries of the date of grant.
(3)	The options referenced in the table above and in footnote 1 were granted at or above the fair market value of our common stock on the date of grant.
(4)	In accordance with the rules of the Commission, the gains or “option spreads” that would exist for the respective options granted are shown. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent our estimate or projection of future appreciation.

Option Values

The following tables show information with respect to the exercise of options to purchase our common stock and all unexercised options held by the executive officers named in the Summary Compensation Table as of December 31, 2003. None of the executive officers named in the Summary Compensation Table have exercised any options to purchase our common stock during 2003.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Todd M. Hornbeck(2)	—	—	53,000	49,500	$340,625	$174,150
Carl G. Annessa	—	—	44,000	33,000	292,800	116,100
James O. Harp, Jr.	—	—	26,667	30,333	156,667	100,433
Timothy P. McCarthy	—	—	2,000	9,600	11,750	39,930
Paul M. Ordogne	—	—	22,520	7,680	150,505	45,120

(1)	As provided for under Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock-Based Compensation” we account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. For all periods presented, we have used the intrinsic value method in which compensation costs for stock options, if any, is measured as the excess of the estimated fair value market price of our common stock at the date of grant over the amount an employee must pay to acquire the stock.
(2)	Does not include options to purchase 102,500 shares that are held in Mr. Hornbeck’s name for the benefit of Mr. Hornbeck’s former spouse, over which he does not have any economic interest.

Compensation Committee Report on Executive Compensation

The compensation committee is composed entirely of independent directors in accordance with The New York Stock Exchange, or NYSE, rules. The board designates the members and the chairman of the committee. The compensation committee is responsible for establishing and administering the company’s plan and policies governing annual cash compensation and incentive awards.

Executive Compensation Philosophy

In determining executive compensation, the compensation committee employs compensation policies designed to align compensation with the company’s overall business strategy and objectives. The plan and policies are intended to:

•	Attract and retain executives whose abilities are considered essential to the long-term success and competitiveness of the company,

•	Support a performance-oriented environment that rewards achievement of internal company goals, and

•	Reward executives for long-term strategic management and enhancement of stockholder value.

As part of the implementation of its compensation plan, the company has entered into long-term employment contracts with its three most senior executive officers (i.e., Chief Executive Officer, Chief Operating Officer and Chief Financial Officer). See “Employment Agreements” below. From time to time, the committee may seek the advice of outside consultants in evaluating company compensation as compared to peers within the same industry or of similar size or stage of development.

Base Salary.    Salary ranges and individual salaries for executive officers are reviewed annually. In determining individual salaries, the committee considers the scope of the executive’s job responsibilities, individual contributions, market conditions, the company’s then current budget and current compensation as compared to peer companies.

Annual Incentives.    Annual cash incentives are based on performance against the company’s goals that are established at the beginning of the year. These goals are aligned with the goals stated in the company’s annual budget, including financial goals based on the objective standards of earnings (net income) per share, or EPS, and EBITDA.

Performance measures for the three most senior executive officers are based solely on the company’s performance against its corporate objectives. The amounts to be paid for achieving the corporate goals are determined after the end of the year, with 50% of the potential bonus based on achieving the EPS target and 50% based on achieving the EBITDA target. The compensation committee believes that full payment of awards under this plan should be based on meeting the target goals established by the committee. Accordingly, it is possible that no awards will be made to executives in a given year if the minimum performance level of the goals is not met. On the other hand, if targets are significantly exceeded, payments under the annual cash incentive program can reach 200% for the Chief Executive Officer, and 150% each for the Chief Operating Officer and Chief Financial Officer, of the target bonus levels established by the committee for these three executive officers. On average, awards to executive officers under this plan for 2003 were 69% of the target award levels. Bonuses for the other two senior officers (i.e., Controller and Treasurer) are typically based on recommendations by the Chief Executive Officer, taking into account the overall performance of such individuals and the company’s performance in achieving its targeted EBITDA goal.

Long-Term Incentives.    For the past several years, the company’s primary long-term incentive program has been the awarding of stock options. The company’s Incentive Compensation Plan, which has been approved by its stockholders, also allows the grant of restricted stock awards, stock appreciation rights and other incentive awards. To date, the company has only granted stock options as long-term incentive awards. Such awards are intended to provide long-term incentives to the executives to build stockholder value. These awards are subject to vesting periods and limited windows of exercisability upon departure to encourage the executive to remain with the company.

Factors in determining long-term incentive awards include the specific responsibilities of the executive, individual contributions, market factors, the stock price of the company and relative cash compensation levels. For a description of the material terms of stock option grants in 2003 pursuant to the Plan, see “Equity Compensation Plan Information.”

Compensation of Chief Executive Officer

Mr. Hornbeck’s salary was increased for 2003 to $240,000 based on an analysis of market comparables and his blend of salary, potential cash bonus compensation and option awards.

The cash bonus payment paid to Mr. Hornbeck for 2003 recognizes substantial progress in a difficult business environment, including achievement of 89% of the EPS target and 97% of the EBITDA target. Although the company did not fully attain the target goals established by the committee, the company achieved strong performance for both targets in the face of challenging market conditions. The committee also considered qualitative achievements toward the company’s strategic goals. Accordingly, the bonus paid to Mr. Hornbeck was 71% of the target award level that had been established in advance by the committee for 2003.

COMPENSATION COMMITTEE OF THE

BOARD OF DIRECTORS

Bernie W. Stewart (Chairman)

Bruce W. Hunt

David A. Trice

Employment Agreements

Todd M. Hornbeck serves as our President, Chief Executive Officer and Secretary, Carl G. Annessa serves as our Vice President and Chief Operating Officer, James O. Harp, Jr. serves as our Vice President and Chief Financial Officer and Paul M. Ordogne serves as our Treasurer. Each of Messrs. Hornbeck, Annessa and Harp serves under an employment agreement, as amended, with an initial term expiring December 31, 2006. On January 1, 2005, and on every January 1 thereafter, each of their agreements will automatically renew for one additional year, unless terminated before any such renewal date by the employee or us. Mr. Ordogne previously served under an employment agreement that expired December 31, 2003.

The employment agreements of Messrs. Hornbeck, Annessa and Harp, in each case, as amended, currently provide for annual base salaries of $240,000, $200,000 and $185,000 respectively, subject to review from time to time by our compensation committee for possible increases based on the employee’s performance. Our board has agreed to award a bonus or bonuses to each of Messrs. Hornbeck, Annessa and Harp if our company meets certain earnings per share and EBITDA targets with respect to any year during which their respective employment agreements are in effect. Our board may, in its discretion, award a smaller bonus if our company does not meet such targets or an additional bonus if our company exceeds such targets.

If, during the terms of their respective agreements, we terminate the employment of Messrs. Hornbeck, Annessa or Harp for any reason other than for cause, he will be entitled to receive his salary until the actual termination date of his agreement. If we should undergo a change in control while the agreements are in effect and Messrs. Hornbeck, Annessa or Harp is either constructively or actually terminated under the conditions set forth in his agreement, then he will be entitled to receive three times his salary for the year in which the termination occurs and, in general, three times the bonus he received for the previous year.

Mr. Hornbeck has agreed that during the term of his agreement and Messrs. Annessa and Harp have each agreed that during the term of their respective agreements and for a period of one year after termination, they will not (1) be employed by or associated with or own more than five percent of the outstanding securities of any entity that competes with us in the locations in which we operate, (2) solicit any of our employees to terminate their employment or (3) accept employment with or payments from any of our clients or customers who did business with us while employed by us. We may elect to extend Mr. Annessa’s noncompetition period for an additional year by paying his compensation and other benefits for an additional year.

Equity Compensation Plan Information

Our board of directors and shareholders adopted an Incentive Compensation Plan, or Plan. The purpose of the Plan is to strengthen our company by providing an incentive to our employees, officers, consultants, non-employee directors and advisors to devote their abilities and energies to our success. The plan provides for the granting or awarding of incentive and nonqualified stock options, stock appreciation and dividend equivalent rights, restricted stock and performance shares. All outstanding awards relate to our common stock. With the approval of our stockholders, we have reserved 3.5 million shares (after giving effect to the 1-for-2.5 reverse stock split on March 5, 2004) of our common stock for issuance pursuant to awards made under the plan, of which 2,179,917 shares were available for future grants as of September 30, 2004.

The following table summarizes information as of December 31, 2003 about our Plan. Further information regarding our Incentive Compensation Plan can be found in Note 9 of our consolidated financial statements included herein.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	925,244	$7.45	2,523,756
Equity compensation plans not approved by security holders	—	—	—

Total	925,244	7.45	2,523,756

(1)	Does not include the effect of options to purchase 360,000 shares granted in connection with annual compensation reviews in early 2004.

The Plan is administered by the compensation committee. Subject to the express provisions of the Plan, the compensation committee has full authority, among other things:

•	to select the persons to whom stock, options and other awards will be granted;

•	to determine the type, size and terms and conditions of stock options and other awards; and

•	to establish the terms for treatment of stock options and other awards upon a termination of employment.

Under the Plan, awards other than stock options and stock appreciation rights given to any of our executive officers whose compensation must be disclosed in our annual securities filings and who is subject to the limitations imposed by Section 162(m) of the tax code must be based on the attainment of certain performance goals established by the board of directors or the compensation committee. The performance measures are limited to earnings per share, return on assets, return on equity, return on capital, net profits after taxes, net profits before taxes, operating profits, stock price and sales or expenses. Additionally, the performance goals must include formulas for calculating the amount of compensation payable if the goals are met; and both the goals and the formulas must be sufficiently objective so that a third party with knowledge of the relevant performance results could assess that the goals were met and calculate the amount to be paid.

Consistent with certain provisions of the tax code, there are other restrictions providing for a maximum number of shares that may be granted in any one year to a named executive officer and a maximum amount of compensation payable as an award under the Plan (other than stock options and stock appreciation rights) to a named executive officer.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

The following is a discussion of transactions between our company and its executive officers, directors and stockholders owning more than 5% of our common stock. We believe that the terms of each of these transactions were at least as favorable as could have been obtained in similar transactions with unaffiliated third parties.

Under the terms of a stockholders’ agreement among SCF-IV, L.P., Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and us, Todd and Troy Hornbeck and Cari Investment Company have agreed to vote their shares in favor of SCF-IV, L.P.’s designee to our board, so long as SCF-IV, L.P. owns at least 5% of our outstanding common stock. Under this agreement, SCF-IV, L.P. also agrees to vote its shares in favor of two designees of Todd and Troy Hornbeck and two designees of Cari Investment Company to the board of directors. Cari Investment Company waived SCF-IV, L.P.’s obligation to vote in favor of Cari Investment Company’s board designees, in connection with the resignation of their designees in May 2004. Pursuant to a voting arrangement entered into between SCF-IV, L.P. and us, SCF is restricted from voting 269,346 of its shares.

Under the terms of a stockholders’ agreement among Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and us, Todd and Troy Hornbeck and Cari Investment Company are entitled to require us to file a registration statement under the Securities Act to sell some or all of the shares of our common stock held by them. We are only required to make one such stand-alone registration for each of Todd and Troy Hornbeck and one for Cari Investment Company. In addition, holders of a majority of the shares of our common stock issued to the Hornbecks and Cari Investment Company on June 5, 1997 and shares issued with equivalent registration rights to other persons or entities may require us to register some or all of such shares if they have not already been registered and may not then be sold under Rule 144(k) of the Securities Act. Todd and Troy Hornbeck and Cari Investment Company also have the right to include some or all of their shares of common stock in any other registration statement that we file involving our common stock, subject to certain limitations.

Under the terms of a registration rights agreement among the company, SCF-IV, L.P. and certain other stockholders that purchased shares of our common stock in the private placement of our common stock completed in November 2000 (including, Larry D. Hornbeck, Todd M. Hornbeck, Carl G. Annessa, James O. Harp, Jr., Paul M. Ordogne, Rock Creek Partners II, Ltd. and the William Herbert Hunt Trust Estate), such stockholders have the right to include some or all of such shares, and any shares issued in respect of such shares, in any registration statement that we file involving our common stock, subject to certain limitations. Also under this agreement, the holders of a majority of the shares of our common stock issued in the November 2000 private placement are entitled to require us to file a registration statement under the Securities Act to sell some or all of the common stock held by them. At this time, only SCF-IV, L.P. holds a majority of these shares.

Under the terms of a registration rights agreement among the company and several stockholders that purchased shares of our common stock in a private placement completed in July 2003 (including, Larry D. Hornbeck, Patricia B. Melcher, David A. Trice, James O. Harp, Jr., Rock Creek Partners II, Ltd. and Rock Creek II Co-Investments, Ltd.), such stockholders have the right to include some or all of such shares, and any shares issued in respect of such shares, in any registration statement that we file involving our common stock, subject to certain limitations.

Todd M. Hornbeck, Troy A. Hornbeck and Cari Investment Company agreed to give us notice of and an opportunity to make a competing offer regarding a decision by any of them to sell or consider accepting an offer to sell to a single person or entity shares of common stock representing 5% or more of our common stock, other than in compliance with Rule 144 or to an affiliate or family member of the holder. SCF-IV, L.P. has also agreed to give us notice of and an opportunity to make a competing offer regarding a decision by it to sell or consider accepting an offer to sell to a single person or entity shares of common stock representing 5% or more of our common stock. SCF-IV, L.P. is further prohibited from transferring any of its shares of our common stock to any person or entity that is a competitor of ours. In addition, certain purchasers that participated in our 2003 private placement agreed to a similar restriction prohibiting the transfer of any of their shares of our common stock to any person or entity that is a competitor of ours.

The company has entered into indemnity agreements with its executive officers and directors that provide, among other things, that the company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as an executive officer and director of the company, and otherwise to the fullest extent permitted under Delaware law and the company’s Bylaws. These agreements are in addition to the indemnification provided to the company’s officers and directors under its Bylaws in accordance with Delaware law.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our voting securities as of January 1, 2005:

•	each person who is known to us to be the beneficial owner of more than 5% of our voting securities;

•	each of our directors; and

•	each of our executive officers and all of our executive officers and directors as a group.

Unless otherwise indicated, each person named below has an address in care of our principal executive offices and has sole power to vote and dispose of the shares of voting securities beneficially owned by them, subject to community property laws where applicable.

Name	Shares of Common Stock Beneficially Owned (†)		Percentage of Common Stock Beneficially Owned (%)
Executive Officers and Directors:
Todd M. Hornbeck	758,595	(1)	4.0
Carl G. Annessa	95,666	(2)	*
James O. Harp, Jr.	64,666	(3)	*
Timothy P. McCarthy	5,700	(4)	*
Paul M. Ordogne	69,920	(5)	*
Bernie W. Stewart	66,136	(6)	*
Larry D. Hornbeck	131,354	(7)	*
Bruce W. Hunt	37,366	(8)	*
Patricia B. Melcher	55,566	(9)	*
David A. Trice	2,566	(9)	*
Andrew L. Waite	10,649	(10)	*
All directors and executive officers as a group (11 persons)	1,298,184	(11)	6.2
Other 5% Stockholders:
SCF-IV, L.P.	4,727,208	(12)	22.7
Cari Investment Company	1,780,208	(13)	8.6
William Herbert Hunt Trust Estate	2,058,390	(14)	9.9

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
†	“Beneficial ownership” is a term broadly defined by the Commission in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes more than typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership”, meaning ownership of shares as to which a person has or shares investment or voting power. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of January 1, 2005 that such person or group has the right to acquire within 60 days after such date.
(1)	Includes 150,000 shares held by several family trusts for which Todd M. Hornbeck either serves as trustee or holds voting power pursuant to a power of attorney and options to purchase an aggregate of 85,500 shares, but does not include other options to purchase 85,500 shares that are held in Mr. Hornbeck’s name for the benefit of Mr. Hornbeck’s former spouse, over which he does not have any dispositive or voting power. Under the terms of a voting arrangement entered into in 2000, Todd Hornbeck may be deemed to be a beneficial owner of the shares beneficially owned by SCF-IV, L.P., as described in the table above and the related footnotes. Todd Hornbeck disclaims beneficial ownership of all shares beneficially owned by SCF-IV, L.P.
(2)	Includes options to purchase an aggregate of 65,666 shares of common stock.

(3)	Includes options to purchase an aggregate of 45,666 shares of common stock.
(4)	Includes options to purchase an aggregate of 5,200 shares of common stock.
(5)	Includes options to purchase an aggregate of 30,200 shares of common stock.
(6)	Includes options to purchase an aggregate of 21,660 shares of common stock.
(7)	Includes options to purchase an aggregate of 9,766 shares of common stock.
(8)	Includes options to purchase an aggregate of 19,366 shares of common stock. Mr. Hunt is a representative of the William Herbert Hunt Trust Estate. As such, Mr. Hunt may be deemed to have voting and dispositive power over the shares beneficially owned by the Trust Estate. Mr. Hunt disclaims beneficial ownership of the shares owned by the Trust Estate.
(9)	Includes option to purchase an aggregate of 566 shares of common stock.
(10)	Includes options to purchase an aggregate of 9,764 shares of common stock. Mr. Waite serves as Managing Director of L.E. Simmons & Associates, Incorporated, the ultimate general partner of SCF-IV, L.P. As such, Mr. Waite may be deemed to have voting and dispositive power over the shares beneficially owned by SCF-IV, L.P. Mr. Waite disclaims beneficial ownership of the shares beneficially owned by SCF-IV, L.P. and all shares with respect to which SCF-IV, L.P. has disclaimed beneficial ownership in footnote 12 below.
(11)	Includes options to purchase an aggregate of 293,920 shares of common stock.
(12)	SCF-IV, L.P. is a limited partnership of which the ultimate general partner is L.E. Simmons & Associates, Incorporated. The Chairman of the Board and President of L.E. Simmons & Associates, Incorporated is Mr. L.E. Simmons. As such, Mr. Simmons may be deemed to have voting and dispositive power over the shares owned by SCF-IV, L.P. The address of Mr. Simmons and SCF-IV, L.P. is 6600 J.P. Morgan Chase Tower, 600 Travis Street, Houston, Texas 77002. Pursuant to a voting arrangement entered into between SCF-IV, L.P. and us in connection with our private placement of common stock completed in October 2001, SCF is restricted from voting 269,346 of those shares. Under the terms of a voting arrangement entered into in 2000, SCF-IV, L.P. may be deemed to be the beneficial owner of the shares beneficially owned by Todd and Troy Hornbeck and the shares beneficially owned by Cari Investment Company, as described in the table above and the related footnotes. SCF-IV, L.P. disclaims beneficial ownership of all shares beneficially owned by Todd and Troy Hornbeck and Cari Investment Company.
(13)	Cari Investment Company’s address is 1100 Poydras Street, Suite 2000, New Orleans, Louisiana 70163.
(14)	The Trust Estate’s address is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a description of the principal terms of our indebtedness:

Senior Notes Due 2008:

On July 24, 2001, we issued $175 million in principal amount of 10 5/8% senior notes due 2008. We realized net proceeds of approximately $165 million, a substantial portion of which was used to repay and fully extinguish all of the then existing credit facilities. On November 23, 2004, we completed the private placement of our Series A notes, resulting in net proceeds to us of approximately $219 million, net of estimated transaction costs. Pursuant to a tender offer and related consent solicitation, which expired on December 3, 2004, 5:00 p.m., Eastern time, we used $181 million of such proceeds to repurchase approximately 91% of the outstanding 10 5/8% senior notes. On January 14, 2005, we redeemed the entire balance of the outstanding 10 5/8% senior notes at an aggregate redemption price of $17 million, plus accrued interest. The redemption was also funded with a portion of the proceeds raised in the Series A notes offering.

Series A Notes Due 2014:

On November 23, 2004, we issued $225 million in aggregate principal amount of our Series A notes in a private placement. The Series A notes have substantially identical terms as the Series B Notes described in “Description of the Series B Notes”, except that the Series A notes have certain transfer restrictions under the Securities Act, registration rights and provide for payment of additional interest as liquidated damages in certain circumstances.

Revolving Credit Facility:

On December 31, 2001, we entered into a new senior secured revolving line of credit (revolving credit facility). Pursuant to the indenture governing the Series A notes, unless we meet a specified consolidated interest coverage ratio test, the level of permitted indebtedness outstanding under this facility may not exceed the greater of (1) $75 million and (2) 20% of the company’s consolidated net tangible assets. Unused commitment fees are payable quarterly at the annual rate of one-quarter to three-eighths of one percent on the revolving credit facility, based on the leverage ratio defined by the facility.

On February 13, 2004, we amended and restated the revolving credit facility to extend its maturity and increase its size to $100 million. It has a current borrowing base of $60 million. The new expiration date of the amended and restated facility is fixed at February 13, 2009. As of September 30, 2004, the company had no outstanding balance under the revolving credit facility, and seven OSVs and four ocean-going tugs and associated personalty collateralize the revolving credit facility.

The revolving credit facility imposes certain operating and financial restrictions on us. Such restrictions affect, and in many cases limit or prohibit, among other things, our ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividend or other restricted payments.

DESCRIPTION OF THE SERIES B NOTES

This description assumes that all outstanding Series A notes will be exchanged for Series B notes in the exchange offer. Therefore, all references to the Notes in this description are to the Series B notes.

General

The Series B notes will be issued, and the Series A notes were issued, under an Indenture dated as of November 23, 2004 (the “Indenture”) among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

This “Description of the Notes” is intended to be a useful overview of the material provisions of the Notes and the Indenture. As this description is only a summary, you should refer to the Indenture and the Notes for a complete description of the obligations of the Company and your rights.

For purposes of this description, references to the “Company” mean Hornbeck Offshore Services, Inc., but not any of its subsidiaries. You will find the definitions of some of the other capitalized terms used in this description under the heading “—Certain Definitions”.

The Notes:

•	are general unsecured obligations of the Company;

•	are issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	are represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in certificated form;

•	rank equally in right of payment to all existing and any future senior indebtedness of the Company, but are effectively subordinated to all existing and future secured indebtedness of the Company to the extent of the value of the collateral securing such indebtedness;

•	rank senior in right of payment to any future subordinated indebtedness of the Company; and

•	are unconditionally guaranteed on a senior basis by certain Subsidiaries of the Company.

The Indenture provides the Company the flexibility of issuing additional Notes in the future in an unlimited amount; however, any issuance of such additional Notes would be subject to the covenant described in the first paragraph under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”. References to the “Notes” in this section of the prospectus also include any such additional notes.

Any Series A notes that remain outstanding after the completion of the exchange offer, together with the Series B notes issued in connection with the exchange offer and any additional notes issued in the future, will be treated as a single class of securities under the Indenture.

Initially, not all of the Company’s existing Subsidiaries will guarantee the Notes. Furthermore, under the circumstances described below under the subheading “—Certain Covenants—Additional Subsidiary

Guarantees”, in the future one or more of its Subsidiaries may not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company. The non-guarantor Subsidiaries have no outstanding Indebtedness (other than intercompany Indebtedness). Such non-guarantor Subsidiaries generated less than 1.0% of the Company’s consolidated revenues in the fiscal year ended December 31, 2003 and held less than 1.0% of its consolidated assets as of September 30, 2004.

As of the date of the Indenture, all of the Company’s Subsidiaries are “Restricted Subsidiaries”. However, under the circumstances described below under the subheading “—Certain Covenants—Future Designation of Restricted and Unrestricted Subsidiaries”, the Company will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries”. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Unrestricted Subsidiaries will not guarantee the Notes.

Principal, Maturity and Interest

The Notes will mature on December 1, 2014. Interest on the Notes will:

•	accrue at the rate of 6.125% per annum;

•	accrue from November 23, 2004;

•	be payable in cash semi-annually in arrears on June 1 and December 1, commencing on June 1, 2005;

•	be payable to the holders of record on the May 15 and November 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to the paying agent, the Company will pay all principal, interest and premium, if any, on that holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the Notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charge will be imposed by the Company, the Trustee or the registrar for any registration of transfer or exchange of Notes, but holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Subsidiary Guarantees

The Company’s payment obligations under the Notes are jointly and severally guaranteed (the “Subsidiary Guarantees”) by all of the Company’s current Significant Subsidiaries. In the future, certain Restricted Subsidiaries of the Company will be required to guarantee the Notes under the circumstances described under “—Certain Covenants—Additional Subsidiary Guarantees”.

The obligations of each Guarantor under its Subsidiary Guarantee are a general unsecured obligation of such Guarantor, ranking equally in right of payment with all other current or future senior indebtedness of such Guarantor, including any borrowings under the Credit Facility, and senior in right of payment to any subordinated indebtedness incurred by such Guarantor in the future. The Subsidiary Guarantees are effectively subordinated, however, to all current and future secured obligations of the Guarantors, including any borrowings under the Credit Facility, to the extent of the value of the assets collateralizing such obligations.

The obligations of each Guarantor under its Subsidiary Guarantee are limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under bankruptcy, fraudulent conveyance and fraudulent transfer and similar laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent transfer or conveyance.

The Indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (other than the Company or another Guarantor), whether or not affiliated with such Guarantor, unless:

(1) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) executes a supplement to the Indenture and delivers an Opinion of Counsel in accordance with the terms of the Indenture;

(2) immediately after giving effect to such transaction, no Default or Event of Default exists;

(3) such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction), equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction; and

(4) the Company would be permitted by virtue of the Company’s pro forma Consolidated Interest Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”.

The Indenture provides that, in the event of a sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets or all of the Capital Stock of any Guarantor, then such Guarantor or the Person acquiring its assets will be released and relieved of any obligations under its Subsidiary Guarantee; provided, however, that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See “—Repurchase at the Option of Holders—Asset Sales”. In addition, in the event the Board of Directors designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee, provided that such designation is conducted in accordance with the applicable provisions of the Indenture. All Subsidiary Guarantees will be released also upon Legal Defeasance as described below under the caption “—Legal Defeasance and Covenant Defeasance” or upon satisfaction and discharge of the Indenture as described below under the caption “—Satisfaction and Discharge”.

Optional Redemption

At any time prior to December 1, 2009, the Company may redeem the Notes at its option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Make Whole Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

The Notes will also be redeemable at the Company’s option on or after December 1, 2009, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, thereon to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the twelve-month period beginning on December 1 of the years indicated below:

Year	Percentage
2009	103.063%
2010	102.042%
2011	101.021%
2012 and thereafter	100.000%

Further, prior to December 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of Notes originally issued at a redemption price of 106.125% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), with the net cash proceeds of one or more Qualified Equity Offerings, provided that

(a) at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of each such redemption and

(b) each such redemption occurs within 60 days of the date of the closing of each such Qualified Equity Offering.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee considers fair and appropriate; provided, however, that no Notes of $2,000 or less may be redeemed in part.

Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

Except as set forth below under “—Repurchase at the Option of Holders”, the Company is not required to repurchase the Notes or to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control.    Upon the occurrence of a Change of Control, the Company will be required to make an offer (a “Change of Control Offer”) to repurchase all or any part (equal to minimum amounts of $2,000 and integral multiples of $1,000 in excess thereof) of each holder’s Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of repurchase (the “Change of Control Payment”), subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of repurchase.

Within 30 days following a Change of Control, the Company will mail a notice to each holder of Notes and the Trustee describing the transaction that constitutes the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule l4e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On or before the Change of Control Payment Date, the Company will, to the extent lawful,

(a) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(b) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and

(c) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes (or, if all the Notes are then in global form, make such payment through the facilities of The Depository Trust Company), and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a minimum principal amount of $2,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect the Company’s capital structure or the value of the Notes, but that would not constitute a Change of Control. The occurrence of a Change of Control may result in a default under the Credit Facility and give the lenders thereunder the right to require the Company to repay all outstanding obligations thereunder. The Company’s ability to repurchase Notes following a Change of Control may also be limited by the Company’s then existing financial resources.

The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

A “Change of Control” will be deemed to have occurred upon the occurrence of any of the following:

(a) the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole,

(b) the adoption of a plan relating to the liquidation or dissolution of the Company,

(c) the consummation of any transaction (including, without limitation, any merger or consolidation, but excluding the effect of any voting arrangement pursuant to any agreement among the Company and any stockholders of the Company as in effect on the Issue Date) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding Voting Stock of the Company or

(d) the first day on which more than a majority of the members of the Board of Directors are not Continuing Directors;

provided, however, that a transaction in which the Company becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if

(1) the stockholders of the Company immediately prior to such transaction “beneficially own” (as such term is defined in Rule l3d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding Voting Stock of the Company immediately following the consummation of such transaction and

(2) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of the Company.

For purposes of this definition, a time charter of, bareboat charter or other contract for, marine vessels to customers in the ordinary course of business shall not be deemed to be a “lease” under clause (a) above.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who

(a) was a member of the Board of Directors on the Issue Date or

(b) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least two-thirds of the directors who were members of the Board of Directors on the Issue Date or who were so elected to the Board of Directors thereafter.

The definition of Change of Control includes an event by which the Company sells, leases, transfers, conveys or otherwise disposes of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries, taken as whole, may be uncertain.

Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale (excluding for this purpose an Event of Loss) unless

(a) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in accordance with the definition of such term, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and

(b) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents;

provided, however, that the amount of

(1) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets or Equity Interests pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability,

(2) Liquid Securities, and

(3) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are converted within 180 days by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall each be deemed to be Cash Equivalents for purposes of this provision.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale (including, without limitation, an Event of Loss), the Company or any such Restricted Subsidiary may apply such Net Proceeds to

(a) permanently repay all or any portion of the principal of any secured Indebtedness (to the extent of the fair value of the assets collateralizing such Indebtedness, as determined by the Board of Directors) or

(b) to acquire (including by way of a purchase of assets or stock, merger, consolidation or otherwise) Productive Assets, provided that if the Company or such Restricted Subsidiary enters into a binding agreement to acquire such Productive Assets within such 365-day period, but the consummation of the transactions under such agreement has not occurred within such 365-day period, and the agreement has not been terminated, then the 365-day period will be extended to 18 months to permit such consummation; provided further, however, if such consummation does not occur, or such agreement is terminated within such 18-month period, then the Company may apply, or cause such Restricted Subsidiary to apply, within 90 days after the end of the 18-month period or the effective date of such termination, whichever is earlier, such Net Proceeds as provided in clauses (a) and (b) of this paragraph.

Pending the final application of any such Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce outstanding revolving credit borrowings, including borrowings under the Credit Facility, or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds”.

When the aggregate amount of Excess Proceeds exceeds $20 million, the Company will be required to make an offer to all holders of Notes (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of purchase, in accordance with the procedures set forth in the Indenture; provided, however, that, if the Company is required to apply such Excess Proceeds to repurchase, or to offer to repurchase, any Pari Passu Indebtedness, the Company shall only be required to offer to repurchase the maximum principal amount of Notes that may be purchased out of the amount of such Excess Proceeds multiplied by a fraction, the numerator of which is the aggregate principal amount of Notes outstanding and the denominator of which is the aggregate principal amount of Notes outstanding plus the aggregate principal amount of Pari Passu Indebtedness outstanding.

To the extent that the aggregate principal amount of Notes tendered pursuant to an Asset Sale Offer is less than the amount that the Company is required to repurchase, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount that the Company is required to repurchase, the Trustee will select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

The Company will not, and will not permit any Restricted Subsidiary to, enter into or suffer to exist any agreement (other than any agreement governing the Credit Facility) that would place any restriction of any kind (other than pursuant to law or regulation) on the ability of the Company to make an Asset Sale Offer. The agreement governing the Credit Facility may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company’s ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of the Notes as a result of an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Certain Covenants

Restricted Payments.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly,

(a) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

(b) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any of its Restricted Subsidiaries (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company);

(c) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated in right of payment to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at Stated Maturity; or

(d) make any Restricted Investment

(all such payments and other actions set forth in clauses (a) through (d) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (b), (c), (d), (f), (g) and (h), but including Restricted Payments permitted by clauses (a) and (e), of the next succeeding paragraph), is less than the sum of the following:

(A) 50% of the cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2004 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(B) subject to clause (b) of the next succeeding paragraph, 100% of the aggregate net cash proceeds, and the fair market value of any property other than cash, received by the Company since January 1, 2004 from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into, or exchanged for, such Equity Interests (other than any such Equity Interests, Disqualified Stock or convertible debt securities sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into, or exchanged for, Disqualified Stock), plus

(C) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (1) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (2) the initial amount of such Restricted Investment, plus

(D) in the event that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the lesser of (1) an amount equal to the fair market value of the Investments in such Subsidiary previously made by the Company and its Restricted Subsidiaries as of the date of such redesignation and (2) the amount of such Investments, plus

(E) $20 million.

The preceding provisions will not prohibit:

(a) the payment of any dividend within 60 days after the date of declaration thereof if at said date of declaration such payment would have complied with the provisions of the Indenture;

(b) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or Equity Interests of the Company or any of its Restricted Subsidiaries in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3) (B) of the preceding paragraph;

(c) the defeasance, redemption, repurchase, retirement or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(d) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the Company or any of its Wholly Owned Restricted Subsidiaries;

(e) so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any of its Restricted Subsidiaries held by any employee of the Company or any of its Restricted Subsidiaries, provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $500,000 in any calendar year;

(f) the acquisition of Equity Interests by the Company in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise or in connection with the satisfaction of withholding tax obligations;

(g) in connection with an acquisition by the Company or by any of its Restricted Subsidiaries, the return to the Company or any of its Restricted Subsidiaries of Equity Interests of the Company or any of its Restricted Subsidiaries constituting a portion of the purchase price consideration in settlement of indemnification claims; and

(h) the purchase by the Company of fractional shares of Equity Interests arising out of stock dividends, splits or combinations or business combinations.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment will be determined in the manner contemplated by the definition of the term “fair market value”, and the results of such determination will be evidenced by an Officers’ Certificate delivered to the Trustee. Not later than the date of making any Restricted Payment (other than a Restricted Payment permitted by clause (b), (c), (d), (f), (g) or (h) of the preceding paragraph), the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed.

Incurrence of Indebtedness and Issuance of Preferred Stock.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume,

guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur” or an “incurrence”) any Indebtedness (including, without limitation, any Acquired Indebtedness) and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock; provided, however, that the Company and its Restricted Subsidiaries may incur Indebtedness, and the Company may issue Disqualified Stock, in each case if the Consolidated Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0 at the time such additional Indebtedness is incurred or such Disqualified Stock is issued (such time being called the “Incurrence Time”), in each case as determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness or Disqualified Stock had been issued or incurred at the beginning of such four-quarter period.

The preceding provisions will not apply to the incurrence by the Company or any of its Restricted Subsidiaries of any of the following Indebtedness:

(a) Indebtedness under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed the greater of (1) $75 million and (2) 20% of the Company’s Consolidated Net Tangible Assets determined as of the end of the Company’s most recently completed fiscal quarter for which internal financial statements are available;

(b) Existing Indebtedness;

(c) Hedging Obligations;

(d) Indebtedness represented by the Series A notes, the Series B notes or any Subsidiary Guarantees;

(e) intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries, provided that any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, or any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Wholly Owned Restricted Subsidiary of the Company, shall be deemed to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, as of the date such issuance, sale or other transfer is not permitted by this clause (e);

(f) Indebtedness in respect of bid, performance or surety bonds issued for the account of the Company or any Restricted Subsidiary thereof in the ordinary course of business, including guarantees or obligations of the Company or any Restricted Subsidiary thereof with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(g) the guarantee by the Company of Indebtedness of any of its Restricted Subsidiaries or by any Restricted Subsidiary of Indebtedness of the Company or another Restricted Subsidiary, in each case, that was permitted to be incurred by another provision of this covenant;

(h) Permitted Refinancing Debt incurred in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness that was incurred pursuant to the first paragraph of this covenant or clause (b), (d) or (h) of the second paragraph of this covenant; and

(i) other Indebtedness in a principal amount not to exceed $25 million at any one time outstanding.

The Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Subsidiary Guarantee of such Guarantor, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or of such Guarantor, as the case may be; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (a) through (i) of the second paragraph, or is entitled to be incurred pursuant to the first paragraph, of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to such category. There are no restrictions in the Indenture on the ability of an Unrestricted Subsidiary to incur Indebtedness or issue preferred stock.

Liens.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or assume any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom, except Permitted Liens, to secure:

(a) any Indebtedness of the Company, unless prior to, or contemporaneously therewith, the Notes are equally and ratably secured, until such time as such Indebtedness is no longer secured by a Lien (other than Permitted Liens), or

(b) any Indebtedness of any Guarantor, unless prior to, or contemporaneously therewith, its Subsidiary Guarantee is equally and ratably secured, until such time as such Indebtedness is no longer secured by a Lien (other than Permitted Liens);

provided, however, that if such Indebtedness is expressly subordinated to the Notes or the Subsidiary Guarantees, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Notes or the Subsidiary Guarantees, as the case may be, with the same relative priority as such Indebtedness has with respect to the Notes or the Subsidiary Guarantees. The incurrence of secured Indebtedness by the Company and its Restricted Subsidiaries is subject to further limitations on the incurrence of Indebtedness as described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”.

Sale-and-Leaseback Transactions.    The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale-and-leaseback transaction; provided, however, that the Company or any Restricted Subsidiary, as applicable, may enter into a sale-and-leaseback transaction if:

(a) the Company or such Restricted Subsidiary could have

(1) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale-and-leaseback transaction pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”, provided, however, that this clause (1) shall no longer be effective if the Terminated Covenants terminate as described under “—Covenant Termination” below, and

(2) incurred a Lien to secure such Indebtedness pursuant to the covenant described under the caption “—Liens”,

(b) the gross cash proceeds of such sale-and-leaseback transaction are at least equal to the fair market value (as determined in accordance with the definition of such term, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee) of the assets that are the subject of such sale-and-leaseback transaction and

(c) the transfer of assets in such sale-and-leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”.

Issuances and Sales of Capital Stock of Restricted Subsidiaries.    The Company

(a) will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell or otherwise dispose of any Capital Stock of any Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), unless

(1) such transfer, conveyance, sale, or other disposition is of all the Capital Stock of such Restricted Subsidiary and

(2) the Net Proceeds from such transfer, conveyance, sale or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”, and

(b) will not permit any Restricted Subsidiary of the Company to issue any of its Equity Interests to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company;

except, in the case of both clauses (a) and (b) above, with respect to (i) dispositions or issuances by a Wholly Owned Restricted Subsidiary of the Company as contemplated in clauses (a) and (b) of the definition of “Wholly Owned Restricted Subsidiary” or (ii) other dispositions or issuances of Capital Stock of a Restricted Subsidiary of the Company, provided that, after giving pro forma effect thereto, the Investment of the Company and its Restricted Subsidiaries in all Restricted Subsidiaries that are not Wholly Owned Restricted Subsidiaries of the Company, determined on a consolidated basis in accordance with GAAP, does not exceed 25% of Consolidated Net Tangible Assets of the Company. For purposes of this covenant, the creation or perfection of a Lien on any Capital Stock of a Restricted Subsidiary of the Company to secure any Indebtedness of the Company or any of its Restricted Subsidiaries will not be deemed to be a disposition of such Capital Stock, provided that any sale by the secured party of such Capital Stock following foreclosure of its Lien will be subject to this covenant.

Dividend and Other Payment Restrictions Affecting Subsidiaries.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to do any of the following:

(a) (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries,

(b) make loans or advances to the Company or any of its Restricted Subsidiaries or

(c) transfer any of its assets to the Company or any of its Restricted Subsidiaries,

except for such encumbrances or restrictions existing under or by reason of:

(1) the Credit Facility or Existing Indebtedness, each as in effect on the Issue Date,

(2) the Indenture, the Notes and the Subsidiary Guarantees,

(3) applicable law,

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person or the assets of any Person, other than the Person, or the assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred,

(5) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices,

(6) by reason of customary provisions restricting the transfer of copyrighted or patented materials consistent with industry practice,

(7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired,

(8) customary provisions in bona fide contracts for the sale of assets,

(9) Permitted Refinancing Indebtedness with respect to any Indebtedness referred to in clauses (1), (2) and (4) above, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced or

(10) provisions with respect to the disposition or distribution of assets in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets.    The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions to another Person unless

(a) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia,

(b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee,

(c) immediately after such transaction no Default or Event of Default exists and

(d) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made

(1) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and

(2) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

provided, however, that this clause (d) shall no longer be effective if the Terminated Covenants terminate as described under “—Covenant Termination” below.

Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the assets of the Company.

Transactions with Affiliates.    The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to the Company or such Restricted Subsidiary, and

(b) the Company delivers to the Trustee

(1) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, an opinion as to the fairness to the Company or the relevant Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm that is, in the judgment of the Board of Directors, qualified to render such opinion and is independent with respect to the Company, provided that such opinion will not be required with respect to any Affiliate Transaction or series of related Affiliate Transactions involving either (i) shipyard contracts that are awarded following a competitive bidding process and approved by a majority of the disinterested members of the Board of Directors or (ii) an Affiliate in which an unrelated third person owns Voting Stock in excess of that owned by the Company or any of its Restricted Subsidiaries;

provided, however, that the following shall be deemed not to be Affiliate Transactions:

(A) any employment agreement or other employee compensation plan or arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

(B) transactions between or among the Company and its Restricted Subsidiaries;

(C) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture;

(D) loans or advances to officers, directors and employees of the Company or any Restricted Subsidiary made in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries in an aggregate amount not to exceed $500,000 outstanding at any one time;

(E) indemnities of officers, directors and employees of the Company or any of its Restricted Subsidiaries permitted by bylaw or statutory provisions;

(F) maintenance in the ordinary course of business of customary benefit programs or arrangements for officers, directors and employees of the Company or any Restricted Subsidiary, including without limitation vacation plans, health and life insurance plans, deferred compensation plans, retirement or savings plans and similar plans;

(G) registration rights or similar agreements with officers, directors or significant shareholders of the Company or any Restricted Subsidiary;

(H) issuance of Equity Interests (other than Disqualified Stock) by the Company; and

(I) the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any Affiliate.

Additional Subsidiary Guarantees.    If the Company or any of its Restricted Subsidiaries, after the Issue Date, acquires or creates another Significant Subsidiary or if any other Restricted Subsidiary becomes such, then such Significant Subsidiary shall become a Guarantor by executing a supplement to the Indenture and delivering it to the Trustee in accordance with the terms of the Indenture; provided, however, this requirement shall not apply to a Significant Subsidiary that is a Foreign Subsidiary. If, after the Issue Date, any Restricted Subsidiary of the Company (including a Foreign Subsidiary) that is not already a Guarantor guarantees any other Indebtedness of the Company or any Indebtedness of a Domestic Subsidiary, then that Subsidiary shall become a Guarantor by executing a supplemental indenture and delivering it to the Trustee within ten Business Days of the date on which it guaranteed such Indebtedness. Notwithstanding the preceding, any Subsidiary Guarantee of a Restricted Subsidiary (other than a Significant Subsidiary) shall be unconditionally released upon the release or discharge of its guarantee of all other Indebtedness of the Company or any Domestic Subsidiary, except a release or discharge by, or as a result of payment under, such guarantee.

Conduct of Business.    The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in the conduct of any business other than the marine transportation and logistics business and such other businesses as are complementary or related thereto as determined in good faith by the Board of Directors of the Company.

Reports.    Whether or not the Company is required to do so by the rules and regulations of the Commission, the Company will file with the Commission within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and, within 15 days of filing, or attempting to file, the same with the Commission, furnish to the holders of the Notes and the Trustee

(a) all quarterly and annual financial and other information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants, and

(b) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company and the Guarantors will furnish to the holders of the Notes, prospective purchasers of the Notes and securities analysts, upon their request, the information, if any, required to be delivered pursuant to Rule l44A(d) (4) under the Securities Act.

Future Designation of Restricted and Unrestricted Subsidiaries.    The preceding covenants (including calculation of financial ratios and the determination of limitations on the incurrence of Indebtedness) may be affected by the designation by the Company of any existing or future Subsidiary of the Company as an Unrestricted Subsidiary, or by the redesignation by the Company of an Unrestricted Subsidiary as a Restricted Subsidiary.

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation (except to the extent they qualify as Permitted Investments). All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greater of (a) the net book value of such Investments at the time of such designation and (b) the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payments would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

The Board of Directors of the Company may also redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation complies with the requirements of the Indenture described in the definition of “Unrestricted Subsidiary”. If the aggregate amount of all Restricted Payments calculated for purposes of the first paragraph of the covenant described under “—Restricted Payments” above includes an Investment in an Unrestricted Subsidiary that subsequently becomes a Restricted Subsidiary pursuant to the terms of this paragraph, then the aggregate amount of such Restricted Payments will be reduced by the lesser of (a) an amount equal to the fair market value of the Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary at the time it becomes a Restricted Subsidiary and (b) the amount of such Investments.

Any designation or redesignation pursuant to this covenant by the Board of Directors will be evidenced by the filing with the Trustee of a Board Resolution giving effect to such action and evidencing the valuation of any Investment relating thereto (as determined in good faith by the Board of Directors) and an Officers’ Certificate certifying that such action and valuation complied with the preceding requirements.

Covenant Termination

Once the Notes have achieved an Investment Grade Rating and no Default has occurred and is continuing under the Indenture, the Company and its Restricted Subsidiaries will no longer be subject to the provisions of the Indenture described above under the caption “Repurchase at the Option of Holders” and under the following headings under the caption “—Certain Covenants”:

•	“—Restricted Payments”,

•	“—Incurrence of Indebtedness and Issuance of Preferred Stock”,

•	“—Issuances and Sales of Capital Stock of Restricted Subsidiaries”,

•	“—Dividend and Other Payment Restrictions Affecting Subsidiaries”,

•	“—Transactions with Affiliates”,

•	“—Conduct of Business” and

•	“—Future Designation of Restricted and Unrestricted Subsidiaries”.

(collectively, the “Terminated Covenants”) and any provisions of the Notes inconsistent with the elimination of the Terminated Covenants; provided, however, the Company and its Restricted Subsidiaries will remain subject to the provisions of the Indenture described above under the following headings under the caption “—Certain Covenants”:

•	“—Liens”,

•	“—Sale-and-Leaseback Transactions” (except to the extent set forth in that covenant)”,

•	“—Merger, Consolidation or Sale of Assets” (except to the extent set forth in that covenant),

•	“—Additional Subsidiary Guarantees” and

•	“—Reports”.

After termination of the Terminated Covenants, for purposes of complying with the “Liens” covenant, the Liens described in clauses (a) and (m) of the definition of “Permitted Liens” will be Permitted Liens only to the extent those Liens secure Indebtedness not exceeding, at the time of determination, 10% of the Consolidated Net Tangible Assets of the Company. Once effective, this 10% limitation on Permitted Liens will continue to apply during any later period in which the Notes do not have an Investment Grade Rating.

Events of Default and Remedies

Each of the following constitutes an Event of Default:

(a) default for 30 days in the payment when due of interest on the Notes;

(b) default in payment when due of the principal of or premium, if any, on the Notes;

(c) failure by the Company to comply with the provisions described under the caption “—Repurchase at the Option of Holders” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(d) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes;

(e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, which default

(1) is caused by a failure to pay principal of or premium or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness (a “Payment Default”) or

(2) results in the acceleration of such Indebtedness prior to its express maturity and

(3) in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(f) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(g) failure by any Guarantor to perform any covenant set forth in its Subsidiary Guarantee, or the repudiation by any Guarantor of its obligations under its Subsidiary Guarantee or the unenforceability of any Subsidiary Guarantee against a Guarantor for any reason other than as provided in the Indenture; and

(h) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary.

If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the preceding, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, all outstanding Notes will become due and payable without further action or notice. The holders of a majority in principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, premium or interest that has become due solely because of the acceleration) have been cured or waived. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or interest) if it determines that withholding notice is in their interest.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The holders of a majority in principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of premium or interest on the Notes.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of the Notes may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue such remedy;

(3) such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of indemnity; and

(5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The Company will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company will be required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member, partner or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of the obligations of itself and the Guarantors discharged with respect to the outstanding Notes and the Subsidiary Guarantees (“Legal Defeasance”) except for

(a) the rights of holders of outstanding Notes to receive payments in respect of the principal of and premium and interest on such Notes when such payments are due from the trust referred to below,

(b) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of transfer or exchange of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(c) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and any Guarantor’s obligations in connection therewith and

(d) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance,

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium and interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to Stated Maturity or to a particular redemption date,

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred,

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the grant of Liens securing such borrowings) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit,

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound,

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally,

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others and

(8) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

If the Company exercises either Legal Defeasance or Covenant Defeasance, any Liens securing the Notes that were created pursuant to the requirements of the “Liens” covenant will be released.

Amendment and Waiver

Except as provided below, the Indenture or the Notes may be amended with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing non-payment default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(a) reduce the principal amount of Notes whose holders must consent to an amendment or waiver,

(b) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption or repurchase of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”),

(c) reduce the rate of or change the time for payment of interest on any Note,

(d) waive a Default or Event of Default in the payment of principal of or premium or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in principal amount of the Notes and a waiver of the payment default that resulted from such acceleration),

(e) make any Note payable in money other than that stated in the Notes,

(f) make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of Notes to receive payments of principal of or premium or interest on the Notes (except as permitted in clause (g) hereof),

(g) waive a redemption or repurchase payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”),

(h) alter the ranking of the Notes relative to other Indebtedness of the Company or any Subsidiary Guarantee relative to other Indebtedness of the Guarantors, in either case in a manner adverse to the holders, or

(i) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of Notes, the Company, the Guarantors and the Trustee may amend the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company’s obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder (provided that any change to conform the Indenture to this prospectus will not be deemed to adversely affect such legal rights), to secure the Notes pursuant to the requirements of the “Liens” covenant, to add any additional Guarantor or to release any Guarantor from its Subsidiary Guarantee, in each case as provided in the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Indenture or the Notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(a) either:

(1) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation or

(2) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Securities or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(c) the Company or any Guarantor has paid or caused to be paid all other sums payable by it under the Indenture; and

(d) the Company has delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

Wells Fargo Bank, National Association, serves as trustee, registrar and paying agent under the Indenture. Such bank currently serves in the same capacities with respect to the Company’s remaining 10 5/8% Senior Notes due 2008, and it is a lender under the Credit Facility.

The Indenture contains certain limitations on the rights of the Trustee, should it be a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if after an Event of Default has occurred and is continuing, the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. In case an Event of Default occurs (which is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security or indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture will provide that it, the Notes and the Subsidiary Guarantees will be governed by the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by contacting Hornbeck Offshore Services, Inc., 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, Attention: Chief Financial Officer, telephone (985) 727-6802.

Book-entry, Delivery and Form

The Notes will be issued in the form of a global note. The global note will be:

•	deposited with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and

•	registered in the name of DTC or its nominee,

in each case for credit to an account of a Direct Participant (or Indirect Participant) as described below.

Transfers of beneficial interests in the global note will be subject to the applicable rules and procedures of DTC and its Direct or Indirect Participants, including, if applicable, those of the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”), which may change from time to time.

The global note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee in limited circumstances. Beneficial interests in the global note may be exchanged for Certificated Notes only in limited circumstances. See “—Depository Procedures with Respect to Global Note—Transfers of Interests in Global Note for Certificated Notes”.

Depository Procedures with Respect to Global Note

DTC has advised the Company that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section l7A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Direct Participants”) and to facilitate the clearance and settlement of securities transactions between Direct Participants through electronic book-entry changes to accounts of the Direct Participants, thereby eliminating the need for physical movement of certificates. Direct Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Direct Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Direct Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Direct Participants may beneficially own securities held by or on behalf of DTC only through the Direct Participants or the Indirect Participants.

DTC has also advised the Company that pursuant to procedures established by it,

(a) upon deposit of the global note, DTC will credit, the aggregate principal amount of Series B notes represented by such global note, to the accounts of Direct Participants exchanging Series B notes and

(b) ownership of such interests in the global note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Direct Participants) or by the Direct Participants and the Indirect Participants (with respects to other owners of beneficial interests in the global note).

Investors in the global note may hold their interests therein directly through DTC, if they are Direct Participants in such system, or indirectly through organizations that are Direct Participants in such system, including Euroclear or Clearstream. Euroclear Bank N.V./S.A. will act initially as depository for Euroclear, and Citibank, N.A. will act initially as depository for Clearstream (each a “Nominee” of Euroclear and Clearstream, respectively.). Therefore, they will each be recorded on DTC’s records as the holders of all ownership interests held by them on behalf of Euroclear and Clearstream, respectively. Euroclear and Clearstream must maintain on their own records the ownership interests, and transfers of ownership interests by and between, their own customers’ securities accounts. DTC will not maintain such records. All ownership interests in the global note, including those of customers’ securities accounts held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC.

The laws of some states require that certain persons take physical delivery in a definitive, certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in the global note to such persons may be limited to that extent. Because DTC can act only on behalf of its Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability of a person having a beneficial interest in the global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interest.

Except as described in “—Transfers of Interests in the Global Note for Certificated Notes” below, owners of interests in the global note will not have Notes registered in their names, will not receive Certificated Notes and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

DTC has also advised the Company that its current practice, upon receipt of any payment in respect of interests in securities such as the global note (including principal and interest) held by it or its nominee, is to credit the accounts of the relevant Direct Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the global note as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Direct Participants and the Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts for customers registered in “street name”. Such payments will be the responsibility of the Direct Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Direct Participants or Indirect Participants in identifying the beneficial owners of the global note, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the global note for all purposes.

The global note will trade in DTC’s Same-day Funds Settlement System and, therefore, transfers between Direct Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in immediately available funds. Transfers between Indirect Participants (other than Indirect Participants who hold an interest in the Notes through Euroclear or Clearstream) who hold an interest through a Direct Participant will be effected in accordance with the procedures of such Direct Participant but generally will settle in immediately available funds. Transfers between and among Indirect Participants who hold interests in the Notes through Euorclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers with respect to the global note between the Direct Participants in DTC, on the one hand, and Indirect Participants who hold interests in the Notes through Euroclear or Clearstream, on the other hand, will be effected by Euroclear’s or Clearstream’s Nominee through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be; however, delivery of instructions relating to cross-market transactions must be made directly to Euorclear or Clearstream and within the established deadlines (Brussels time) of such systems. Indirect Participants who hold interests in the Notes through Euroclear and Clearstream may not deliver instructions directly to Euroclear’s and Clearstream’s Nominees. Euroclear and Clearstream will, if the transaction meets their settlement requirements, deliver instructions to their respective Nominees to deliver or receive interests on Euroclear’s or Clearstream’s behalf in the global note in DTC, and make or receive payment in accordance with normal procedures for same-day fund settlement applicable to DTC.

Because of time zone differences, the securities account of an Indirect Participant who holds an interest in the Notes through Euroclear or Clearstream purchasing an interest in the global note from a Direct Participant in DTC will be credited and any such crediting will be reported to Euroclear or Clearstream during the European business day for Euroclear or Clearstream immediately following the settlement date of DTC in New York. Although recorded in DTC’s accounting records as of DTC’s settlement date in New York, Euroclear and Clearstream customers will not have access to the cash amount credited to their accounts as a result of a sale of an interest in the global note to a DTC Participant until the European business day for Euroclear and Clearstream immediately following DTC’s settlement date.

DTC has advised the Company that it will take any action permitted to be taken by a Noteholder only at the direction of one or more Direct Participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Direct Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC reserves the right to exchange the global note (without the direction of one or more of its Direct Participants) for legended Certificated Notes, and to distribute such Certificated Notes to its Direct Participants. See “—Transfer of Interests in the Global Note for Certificated Notes”.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global note among Participants in DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, its Direct Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in the global note.

Transfers of Interests in the Global Note for Certificated Notes.    The global note may be exchanged for definitive notes in registered, certificated form without interest coupons (“Certificated Notes”) if (a) DTC (1) notifies the Company that it is unwilling or unable to continue as depositary for the global note or (2) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company thereupon fails to appoint a successor depositary within 90 days, or (b) there shall have occurred and be continuing an Event of Default and DTC notifies the Trustee of its decision to exchange the global note for Certificated Notes. In any such case, upon surrender by the Direct and Indirect Participants of their interests in such global note, Certificated Notes will be issued to each person that such Direct and Indirect Participants and DTC identify to the Trustee as being the beneficial owner of the related Notes.

Certificated Notes delivered in exchange for any beneficial interest in the global note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such Direct or Indirect Participants (in accordance with DTC’s customary procedures).

Neither the Company nor the Trustee will be liable for any delay by the holder of the global note or DTC in identifying the beneficial owners of Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the global note or DTC for all purposes.

Same-Day Settlement and Payment.    Payments in respect of the Notes represented by the global note (including principal, premium, if any, interest) will be made by wire transfer of immediately available funds to the account specified by the holder of such global note. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, and interest in the manner indicated above under “—Methods of Receiving Payments on the Notes”. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

The information in this section concerning DTC, Euorclear and Clearstream and their book-entry systems has been obtained from sources that the Company believes to be reliable and is provided solely as a matter of convenience, but the Company takes no responsibility for its accuracy. The Company takes no responsibility for these systems and urges investors to contact DTC, Euroclear and Clearstream or their participants directly to discuss these matters.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person (a) existing at the time such Person becomes a Restricted Subsidiary or (b) assumed in connection with acquisitions of assets from such Person. Acquired Indebtedness will be deemed to be incurred on the date the acquired Person becomes a Restricted Subsidiary or the date of the related acquisition of assets from such Person.

“Affiliate” of any specified Person means an “affiliate” of such Person, as such term is defined for purposes of Rule 144 under the Securities Act.

“Asset Sale” means

(a) the sale, lease, conveyance or other disposition (a “disposition”) of any assets or rights (including, without limitation, by way of a sale and leaseback), excluding dispositions in the ordinary course of business (provided that the disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sales covenant),

(b) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Subsidiaries, and

(c) any Event of Loss,

whether, in the case of clause (a), (b) or (c), in a single transaction or a series of related transactions, provided that such transaction or series of related transactions (1) involves assets or rights having a fair market value in excess of $5 million or (2) results in the payment of net proceeds (including insurance proceeds from an Event of Loss) in excess of $5 million. Notwithstanding the preceding provisions of this definition, the following transactions will be deemed not to be Asset Sales:

(A) a disposition of obsolete or excess equipment or other assets;

(B) a disposition of assets (including Equity Interests) by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to a Restricted Subsidiary;

(C) a disposition of cash or Cash Equivalents;

(D) disposition of assets (including Equity Interests) that constitutes a Permitted Investment or Restricted Payment that is permitted by the provisions of the Indenture described above under “—Certain Covenants—Restricted Payments”;

(E) any charter or lease of any equipment or other assets entered into in the ordinary course of business and with respect to which the Company or any Restricted Subsidiary thereof is the lessor, except any such charter or lease that provides for the acquisition of such assets by the lessee during or at the end of the term thereof for an amount that is less than the fair market value thereof at the time the right to acquire such assets occurs; and

(F) any trade or exchange by the Company or any Restricted Subsidiary of the Company of equipment or other assets for equipment or other assets owned or held by another Person, provided that the fair market value of the assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash or Cash Equivalents) is reasonably equivalent to the fair market value of the assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary.

The fair market value of any non-cash proceeds of a disposition of assets and of any assets referred to in the preceding clauses (E) and (F) of this definition shall be determined in the manner contemplated in the definition of the term “fair market value”, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee.

“Attributable Indebtedness” in respect of a sale-and-leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale-and-lease-back transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). As used in the preceding sentence, the “net rental payments” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means

(a) in the case of a corporation, corporate stock,

(b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

(c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and

(d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means

(a) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition,

(b) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with or issued by any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500 million and whose long-terms debt securities are rated at least A3 by Moody’s and at least A- by S&P,

(c) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (a) and (b) above entered into with any financial institution meeting the qualifications specified in clause (b) above,

(d) commercial paper having a rating of at least P-1 from Moody’s or at least A-1 from S&P and in each case maturing within 270 days after the date of acquisition,

(e) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (b) above, provided all deposits referred to in this clause (e) are made in the ordinary course of business and do not exceed $2 million in the aggregate at any one time, and

(f) money market mutual funds substantially all of the assets of which are of the type described in the foregoing clauses (a) through (d).

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, to the extent deducted or excluded in calculating Consolidated Net Income for such period,

(a) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale,

(b) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries,

(c) Consolidated Interest Expense of such Person and its Restricted Subsidiaries, and

(d) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Coverage Ratio” means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period; provided, however, that the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to each of the following transactions as if each such transaction had occurred at the beginning of the applicable four-quarter reference period:

(a) any incurrence, assumption, guarantee, repayment, purchase or redemption by such Person or any of its Restricted Subsidiaries of any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the date on which the event occurred for which the calculation of the Consolidated Interest Coverage Ratio is made (the “Calculation Date”);

(b) any acquisition that has been made by such Person or any of its Restricted Subsidiaries, or approved and expected to be consummated within 30 days of the Calculation Date, including, in each case, through a merger or consolidation, and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date;

(c) any delivery to, or acquisition by, such Person or any of its Restricted Subsidiaries of any newly constructed vessel (or vessels), whether constructed by such Person or otherwise (including, but not limited to offshore supply vessels, offshore service vessels, crewboats, fast supply vessels, anchor handling and towing supply vessels, tankers, tugs and tank barges), usable in the normal course of business of such Person or any of its Restricted Subsidiaries, that is (or are) subject to a Qualified Services Contract; and

(d) any other transaction that may be given pro forma effect in accordance with Article 11 of Regulation S-X as in effect from time to time;

provided further, however, that (1) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and (2) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date. For purposes of clause (c) of this definition, the amount of Consolidated Cash Flow attributable to such vessel (or vessels) shall be calculated in good faith by a responsible financial or accounting officer of such Person and shall include in the calculation of the Consolidated Interest Coverage Ratio the revenues to be earned pursuant to the Qualified Services Contract relating to such vessel (or vessels), taking into account, where applicable, only contractual minimum amounts, and the estimated expenses related thereto. Such estimated expenses shall be based on the expenses of the most nearly comparable vessel in such Person’s fleet or, if no such comparable vessel exists, then on the industry average for expenses of comparable vessels; provided, however, in determining the estimated expenses attributable to such new vessel (or vessels), the calculation shall give effect to the interest expense attributable to the incurrence, assumption or guarantee of any Indebtedness relating to the construction, delivery or acquisition of such new vessel (or vessels) in accordance with clause (a) of this definition. Notwithstanding the preceding, in any calculation of Consolidated Interest Coverage Ratio based on the preceding clause (c), the pro forma inclusion of Consolidated Cash Flow attributable to such Qualified Services Contract for the four-quarter reference period shall be reduced by the actual Consolidated Cash Flow from such new vessel (or vessels) previously earned and accounted for in the actual results for the four-quarter reference period.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of

(a) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding (i) amortization of debt issuance costs and (ii) any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance costs or original issue discount or other charges in connection with redeeming or otherwise retiring any Indebtedness prior to its Stated Maturity, to the extent that any of such nonrecurring charges constitutes consolidated interest expense) and

(b) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that

(a) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof,

(b) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders,

(c) unrealized losses and gains under derivative instruments included in the determination of Consolidated Net Income, including, without limitation those resulting from the application of Statement of Financial Accounting Standards No. 133 shall be excluded and

(d) the cumulative effect of a change in accounting principles shall be excluded.

In addition, notwithstanding the preceding, there shall be excluded from Consolidated Net Income any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance costs or original issue discount or other charges in connection with redeeming or otherwise retiring any Indebtedness prior to its Stated Maturity.

“Consolidated Net Tangible Assets” means, with respect to any Person as of any date, the sum of the amounts that would appear on a consolidated balance sheet of such Person and its consolidated Restricted Subsidiaries as the total assets of such Person and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP and after deducting therefrom,

(a) to the extent otherwise included, unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or development expenses and other intangible items and

(b) the aggregate amount of liabilities of such Person and its Restricted Subsidiaries which may be properly classified as current liabilities (including tax accrued as estimated), determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Worth” means, with respect to any Person as of any date, the sum of

(a) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus

(b) the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less

(1) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person,

(2) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Restricted Subsidiaries and

(3) all unamortized debt discount and expense and unamortized deferred charges as of such date, in each case determined in accordance with GAAP.

“Credit Facility” means that certain Amended and Restated Credit Agreement dated as of February 13, 2004 among certain Restricted Subsidiaries of the Company and Hibernia National Bank, as agent, and Hibernia National Bank, Fortis Capital Corp., Southwest Bank of Texas, N.A., DVB Bank Aktiengesellscheft and Wells Fargo Bank, N.A., as lenders, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, restated, modified, supplemented, extended, renewed, replaced, refinanced or restructured from time to time, whether by the same or any other agent or agents, lender or group of lenders, whether represented by one or more agreements and whether one or more Subsidiaries are added or removed as borrowers or guarantors thereunder or as parties thereto.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature or are redeemed or retired in full; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the caption “Repurchase at the Option of Holders—Change of Control” or “Repurchase at the Option of Holders—Asset Sales”, as the case may be.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Loss” means, with respect to any asset of the Company or any Restricted Subsidiary,

(a) any damage to such asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss or

(b) the confiscation, condemnation or requisition of title to such asset by any government or instrumentality or agency thereof.

“Existing Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Facility) in existence on the Issue Date, until such amounts are repaid, but shall not include any Indebtedness that is repaid with the proceeds of the Series A notes.

The term “fair market value” means, with respect to any asset or Investment, the fair market value of such asset or Investment at the time of the event requiring such determination, as determined in good faith by the Board of Directors of the Company, or, with respect to any asset or Investment in excess of $20 million (other than cash or Cash Equivalents), as determined by a reputable appraisal firm that is, in the judgment of the disinterested members of such Board of Directors, qualified to perform the task for which such firm has been engaged and independent with respect to the Company.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that was not formed under the laws of the United States or any state of the United States or the District of Columbia and that conducts substantially all of its operations outside the United States.

“GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time.

“Guarantor” means each of:

(a) Energy Services Puerto Rico, LLC, Hornbeck Offshore Services, LLC, Hornbeck Offshore Transportation, LLC, Hornbeck Offshore Operators, LLC, HOS-IV, LLC, and Hornbeck Offshore Trinidad & Tobago, LLC, each a Delaware limited liability company;

(b) any other Restricted Subsidiary of the Company that becomes a Guarantor in accordance with the provisions of the Indenture; and

(c) their respective successors and assigns,

in each case until such Guarantor ceases to be such in accordance with the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under

(a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements,

(b) other agreements or arrangements designed to protect such Person against fluctuations in interest rates and

(c) any foreign currency futures contract, option or similar agreement or arrangement designed to protect such Person against fluctuations in foreign currency rates,

in each case to the extent such obligations are incurred in the ordinary course of business of such Person and not for speculative purposes.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of (1) borrowed money including, without limitation, any guarantee thereof, or (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing Capital Lease Obligations or the deferred and unpaid purchase price of any property, or representing any Hedging Obligations, if and to the extent any of the preceding indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, provided, however, that any accrued expense or trade payable of such Person shall not constitute Indebtedness. The amount of any Indebtedness outstanding as of any date shall be

(a) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and

(b) the principal amount thereof, in the case of any other Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of such Person and its Restricted Subsidiaries thereunder).

“Institutional Accredited Investor” means an institution that is an “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, who is not a QIB.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees by the referent Person of, and Liens on any assets of the referent Person securing, Indebtedness or other obligations of other Persons), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that the following shall not constitute Investments:

(a) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business,

(b) Hedging Obligations and

(c) endorsements of negotiable instruments and documents in the ordinary course of business.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments”.

“Issue Date” means the first date on which the Notes are issued under the Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement) or any assignment (or agreement to assign) any right to income or profits from any asset by way of security.

“Liquid Securities” means equity securities (1) of any master limited partnership, (2) that are publicly traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market and (3) as to which (a) the holder is not subject to any restrictions on sale or transfer (including any volume restrictions under Rule 144 under the Securities Act or any other restrictions imposed by the Securities Act), (b) a registration statement under the Securities Act covering the resale thereof is in effect, or (c) the Company or a Subsidiary is entitled to registration rights under the Securities Act.

“Make Whole Premium” means, with respect to any Note on any redemption date, the excess, if any, of (1) the present value at such redemption date of (A) the redemption price of the Note at December 1, 2009 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) and (B) all required interest payments due on the Note during the period from such redemption date through December 1, 2009 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points over (2) the principal amount of the Note, if greater.

The term “merger” includes a compulsory share exchange, a conversion of a corporation into another business entity and any other transaction having effects substantially similar to a merger under the General Corporation Law of the State of Delaware.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however,

(a) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with

(1) any Asset Sale (including, without limitation, dispositions pursuant to sale-and-leaseback transactions) or

(2) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and

(b) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (without duplication)

(a) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, title insurance premiums, appraiser fees and costs incurred in connection with preparing such asset for sale) and any relocation expenses incurred as a result thereof,

(b) taxes paid or estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements),

(c) amounts required to be applied to the repayment of Indebtedness (other than under the Credit Facility) secured by a Lien on the assets that were the subject of such Asset Sale and

(d) any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such assets, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Debt” means Indebtedness

(a) as to which neither the Company nor any of its Restricted Subsidiaries

(1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or is otherwise directly or indirectly liable (as a guarantor or otherwise) or

(2) constitutes the lender,

(b) no default with respect to which (including any rights the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) the holders of Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity and

(c) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Pari Passu Indebtedness” means, with respect to any Net Proceeds from Asset Sales, Indebtedness of the Company or any of its Restricted Subsidiaries the terms of which require the Company or such Restricted Subsidiary to apply such Net Proceeds to offer to repurchase such Indebtedness.

“Permitted Investments” means

(a) any Investment in the Company (including, without limitation, any acquisition of the Notes) or in a Restricted Subsidiary of the Company,

(b) any Investment in Cash Equivalents,

(c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment

(1) such Person becomes a Restricted Subsidiary of the Company or

(2) such Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company,

(d) any Investment made as a result of the receipt of non-cash consideration from

(1) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or

(2) a disposition of assets that does not constitute an Asset Sale,

(e) Investments in a Person engaged principally in the business of providing marine transportation or logistics services or other businesses reasonably complementary or related thereto as determined in good faith by the Board of Directors, provided that the aggregate amount of all such Investments at any one time outstanding pursuant to this clause (e) in Persons that are not Restricted Subsidiaries of the Company shall not exceed the greater of

(1) $50 million and

(2) 10% of Consolidated Net Tangible Assets determined as of the end of the Company’s most recently completed fiscal quarter for which internal financial statements are available,

(f) Investments in stock, obligations or securities received in settlement of any debts owing to the Company or any Restricted Subsidiary of the Company as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or any Restricted Subsidiary of the Company, in each case as to any debt owing to the Company or any Restricted Subsidiary of the Company, that arose in the ordinary course of business of the Company or any such Restricted Subsidiary and

(g) any Investment in a Person to the extent that such Investment was made or entered into in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company.

“Permitted Liens” means

(a) Liens securing Indebtedness incurred pursuant to clause (a) of the second paragraph of the covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock”,

(b) Liens in favor of the Company and its Restricted Subsidiaries,

(c) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to its contemplation of such merger or consolidation and do not extend to any property other than those of the Person merged into or consolidated with the Company or any of its Restricted Subsidiaries,

(d) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to its contemplation of such acquisition and do not extend to any other property of the Company or any of its Restricted Subsidiaries,

(e) Liens securing the performance of tenders, bids, statutory obligations, surety, appeal, return-of-money or performance bonds, government contracts, insurance obligations or other obligations of a like nature incurred in the ordinary course of business, or Liens securing reimbursement undertakings respecting letters of credit supporting any such obligations,

(f) Liens securing Hedging Obligations,

(g) Liens existing on the Issue Date,

(h) Liens securing Non-Recourse Debt,

(i) any interest or title of a lessor under a Capital Lease Obligation or an operating lease,

(j) Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business,

(k) Liens on real or personal property or assets of the Company or a Restricted Subsidiary of the Company thereof to secure Indebtedness incurred for the purpose of

(1) financing all or any part of the purchase price of such property or assets incurred prior to, at the time of, or within 120 days after, completion of the acquisition of such property or assets or

(2) financing all or any part of the cost of construction or improvement of any such property or assets,

provided that the amount of any such financing shall not exceed the amount expended in the acquisition of, or the construction or improvement of, such property or assets and such Liens shall not extend to any other property or assets of the Company or a Restricted Subsidiary of the Company (other than any associated accounts, contracts and insurance proceeds),

(l) Liens securing Permitted Refinancing Indebtedness with respect to any Indebtedness referred to in clauses (c), (d), (g) and (k) above and in this clause (1),

(m) Liens securing Indebtedness of the Company or any Restricted Subsidiary of the Company that does not exceed $25 million at any one time outstanding,

(n) Liens on assets of the Company or any Restricted Subsidiary of the Company that were substituted or exchanged as collateral for other assets of the Company or any Restricted Subsidiary of the Company that are referred to in any of the preceding clauses (c), (d) and (k) of this definition, provided that the fair market value of the substituted or exchanged assets substantially approximates, at the time of the substitution or exchange, the fair market value of the other assets so referred to,

(o) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment has not been finally terminated or the period within which such proceeding may be initiated has not expired,

(p) rights of banks to set off deposits against Indebtedness owed to said banks,

(q) Liens upon specific items of inventory or other goods and proceeds of the Company or its Restricted Subsidiaries securing the Company’s or any such Restricted Subsidiary’s obligations in respect of bankers’ acceptances issued or created for the account of any such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business, and

(r) legal or equitable Liens deemed to exist by reason of negative pledge covenants and other covenants or undertakings of a like nature.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that

(a) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of, plus premium, if any, and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith),

(b) such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded,

(c) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Subsidiary Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantees, as the case may be, on terms at least as favorable, taken as a whole, to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and

(d) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

provided, however, that a Restricted Subsidiary may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided further, however, that if such Permitted Refinancing Indebtedness is subordinated to the Notes, such guarantee shall be subordinated to such Restricted Subsidiary’s Subsidiary Guarantee to at least the same extent.

“Productive Assets” means Vessels or other assets (other than assets that would be classified as current assets in accordance with GAAP) of the kind used or usable by the Company or its Restricted Subsidiaries in the business of providing marine transportation or logistics services (or any other business that is reasonably complementary or related thereto as determined in good faith by the Board of Directors).

“Qualified Equity Offering” means

(a) any sale of Equity Interests (other than Disqualified Stock) of the Company for cash pursuant to an underwritten offering registered under the Securities Act or

(b) any other sale of Equity Interests (other than Disqualified Stock) of the Company for cash,

in each case so long as such sale does not result in a Change of Control.

“Qualified Services Contract” means, with respect to any newly constructed offshore supply vessel, offshore service vessel (including, without limitation, any crewboat, fast supply vessel and anchor-handling towing supply (AHTS) vessel), tug, double-hulled tank barge and double-hulled tanker delivered to the Company or any of its Restricted Subsidiaries, or any such newly constructed vessel constructed for a third party and then acquired by the Company or any of its Restricted Subsidiaries within 365 days of such vessel’s original delivery date, a contract that the Board of Directors of the Company, acting in good faith, designates as a “Qualified Services Contract” pursuant to a resolution of the Board of Directors, which contract:

(a) is between the Company or one of its Restricted Subsidiaries, on the one hand, and (1) a Person with a rating of either a BBB- or higher from S&P or Baa3 or higher from Moody’s, or if such ratings are not available, then a similar investment grade rating from another nationally recognized statistical rating agency or (2) any other Person provided such contract is supported by letters of credit, performance bonds or guarantees from a Person that has an investment grade rating as described in the preceding subclause (1) of this clause (a), or such contract provides for a lockbox or similar arrangement or direct payment to the Company or a Restricted Subsidiary by a Person with such an investment grade rating, for the full amount of the contracted payments due over the four-quarter reference period considered in calculating the Consolidated Interest Coverage Ratio;

(b) provides for services to be performed by the Company or one of its Restricted Subsidiaries involving the use of such vessel or a charter (bareboat or otherwise) of such vessel by the Company or one of its Restricted Subsidiaries, in either case for a minimum period of at least one year; and

(c) provides for a fixed or minimum dayrate or fixed or minimum volume or freight rates (including, if applicable, lay time and demurrage) for such vessel.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poors Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to its rating agency business.

“Significant Subsidiary” means

(a) any Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date, and

(b) any other Restricted Subsidiary of the Company that represents more than 5% of the Consolidated Net Tangible Assets of the Company, based upon the most recent internal financial statements of the Company.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person,

(a) any corporation, association or other business entity of which more than 50% of the total Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof),

(b) any partnership (1) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (2) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof) and

(c) any other Person whose results for financial reporting purposes are consolidated with those of such Person in accordance with GAAP.

“Treasury Rate” means, as of any redemption date in respect to the Notes, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date, or if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to December 1, 2009; provided, however, that if the period from the redemption date to December 1, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution and any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate a Subsidiary as an Unrestricted Subsidiary only to the extent that such Subsidiary at the time of such designation

(a) has no Indebtedness other than Non-Recourse Debt,

(b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless such agreement, contract, arrangement or understanding does not violate the terms of the Indenture described under the caption “—Certain Covenants —Transactions with Affiliates”, and

(c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation

(1) to subscribe for additional Equity Interests or

(2) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”, the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(A) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and

(B) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of a Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors, managers or trustees of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing

(a) the sum of the products obtained by multiplying

(1) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(2) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by

(b) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person to the extent that

(a) all of the outstanding Capital Stock of which (other than directors’ qualifying shares and Capital Stock held by other statutorily required minority shareholders) shall at the time be owned directly or indirectly by such Person or

(b) such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction or its governmental agencies, authorities or state-owned businesses to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that such Person, directly or indirectly, owns the remaining Capital Stock in such Restricted Subsidiary and, by contract or otherwise, controls the management and business of such Restricted Subsidiary to substantially the same extent as if such Restricted Subsidiary were a wholly owned Restricted Subsidiary.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences of the exchange offer and the ownership and disposition of Series B notes as of the date of this prospectus. Except where noted, it deals only with the holders of Series B notes who are the initial holders of the Series A notes who acquired such Series A notes as part of the initial distributions of such notes at their issue price and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, persons who hold the notes through partnerships or other pass-through entities, persons holding notes as a part of a hedging, integrated, conversion, or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax or holders of notes whose “functional currency” is not the U.S. dollar or U.S. expatriates. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, or may be subject to different interpretations, so as to result in United States federal income tax consequences different from those discussed below. Persons considering participating in the exchange offer or the ownership or disposition of notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a “U.S. Holder” means a beneficial owner of a note who purchased such note pursuant to private placement of the Series A notes that is (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a) (30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a beneficial owner of a note who (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) purchased such note pursuant to private placement of the Series A notes that is not a U.S. Holder. If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

You should consult your own tax advisors as to the particular tax consequences to you of the acquisition, ownership and disposition of the notes, including the effect and applicability of state, local or foreign tax laws and tax treaties.

The Exchange Offer

The exchange of Series A notes for Series B notes will not be an exchange or otherwise a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder will have the same adjusted issue price, adjusted basis and holding period in the Series B notes as it had in the Series A notes immediately before the exchange.

Consequences to U.S. Holders

Interest on the Series B Notes

Stated interest on a Series B note will continue to be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s method of accounting for tax purposes in the same manner applicable to the Series A notes.

In certain circumstances (see “Description of the Series B Notes—Optional Redemption”, and “—Repurchase at the Option of the Holders,”) we may be obligated to pay amounts on the Series B notes in excess of stated interest or principal on the Series B notes. We intend to take the position that the possibility that such additional amounts will be paid does not affect the timing or amount of interest income that you will recognize or the character of the income you may recognize on a taxable disposition of a Series B note. However, additional income will be recognized if any such additional payment is made. Our determination with respect to these contingencies is binding on you unless you disclose your contrary position in the manner that is required by applicable Treasury regulations. Our determination is not, however, binding on the Internal Revenue Service (“IRS”), and if the IRS were to challenge this determination, you might be required to accrue additional income on your Series B notes and to treat as ordinary income, rather than capital gain, any income you recognize on the taxable disposition of a Series B note.

Disposition of Series B Notes

A U.S. Holder’s tax basis in a Series B note will, in general, be the U.S. Holder’s cost for the original Series A notes, reduced by any cash payments on such holder’s Series A notes or Series B notes other than qualified stated interest. Upon the sale, exchange, retirement or other taxable disposition of a Series B note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued qualified stated interest, which will be taxable as ordinary income to the extent the U.S. Holder has not previously included the accrued interest in income) and the adjusted tax basis of the Series B note. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if you held the Series B note for more than one year (which will include the holding period on the Series A note). Long-term capital gains of individuals, estates, and trusts currently are taxed at a maximum rate of 15%, subject to adjustment in future years.

Consequences to Non-U.S. Holders

Interest on the Series B Notes

Subject to the discussion below concerning backup withholding, no withholding of United States federal income tax generally will be required with respect to the payment by us or our paying agent of principal or interest on a Series B note owned by a Non-U.S. Holder under the “portfolio interest exemption”, provided such Non-U.S. Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) is not a controlled foreign corporation that is related to us through stock ownership and (iii) satisfies the certification requirement (described generally below).

The “portfolio interest exemption” and several of the special rules for Non-U.S. Holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the Series B notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If a Non-U.S. Holder cannot satisfy the requirements of the “portfolio interest exemption” described above, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless such beneficial owner of the Series B note provides us or our paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI stating that interest paid on the Series B note is not subject to withholding tax because it is effectively connected with such beneficial owner’s conduct of a trade or business in the United States, as discussed below. Alternative documentation may be applicable in certain situations.

Disposition of the Series B Notes

Any gain or income realized upon the sale, exchange, retirement or other disposition of a Series B note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-U.S. Holder (and in the case of an applicable tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

Income or Gain Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax consequences of the ownership and disposition of Series B notes by you generally assumes that you are not engaged in a U.S. trade or business. If any interest on the notes or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you, (and in the case of an applicable tax treaty, attributable to your permanent establishment in the United States) then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to withholding tax if certain certification requirements are satisfied. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us, or our paying agent. If you are eligible for the benefits of a tax treaty between the United States and your country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by you in the United States. If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business (and in the case of an applicable tax treaty, attributable to your permanent establishment in the United States) also may be subject to a “branch profits tax” at a 30% rate, although an applicable tax treaty may provide for a lower rate.

U.S. Federal Estate Tax

If you are an individual and qualify for the portfolio interest exemption under the rules described above, the Series B notes will not be included in your estate for U.S. federal estate tax purposes, unless the income on the Series B notes is, at the time of your death, effectively connected with your conduct of a trade or business in the United States.

Special Rules

Special rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations”, “passive foreign investment companies” and “foreign personal holding companies”, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Information Reporting and Backup Withholding

U.S. Holders.    Information reporting will apply to payments of principal and interest made by us on, or the proceeds of the sale or other disposition of, the Series B notes with respect to certain noncorporate U.S. Holders, and backup withholding, currently at the rate of 28%, may apply unless the recipient of such payment provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder’s federal income tax, provided the required information is provided to the IRS.

Non-U.S. Holders.    Payments to a Non-U.S. Holder of interest on a Series B note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to such Non-U.S. Holder.

United States backup withholding tax generally will not apply to payments of interest and principal on a Series B note to a Non-U.S. Holder if the certification requirements described in “—Consequences to Non-U.S. Holders-Interest on the Series B Notes” are met or the Non-U.S. Holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person.

The payment of the proceeds of the disposition of Series B notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder provides the certification described above or otherwise qualifies for an exemption. The proceeds of a disposition effected outside the United States by a Non-U.S. Holder to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a United States person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership, at any time during its taxable year, that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are United States persons who in the aggregate hold more than 50 percent of the income or capital interests in the partnership, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder’s non-U.S. status and has no actual knowledge or reason to know to the contrary or unless the holder otherwise qualifies for an exemption. Any amount withheld under the backup withholding rules will be refunded or is allowable as a credit against the Non-U.S. Holder’s federal income tax liability, if any, provided the required information or appropriate claim for refund is provided to the IRS.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the Commission in no-action letters issued to third parties, we believe that you may transfer Series B notes issued under the exchange offer in exchange for the Series A notes if:

•	you acquire the Series B notes in the ordinary course of your business; and

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution of such Series B notes.

You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired outstanding notes directly from us.

Each broker-dealer that receives Series B notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Series B notes. To date, the staff of the Commission has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the Series A notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series B notes received in exchange for Series A notes where such Series A notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of this registration statement or until such time as such broker-dealers no longer own any Series A notes, we will make this prospectus, as amended or supplemented, available to any broker-dealer as it may reasonably request for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in new Series B notes may be required to deliver a prospectus.

If you wish to exchange Series B notes for your Series A notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer-Purpose and Effect of the Exchange Offer” and “—Procedures for Tendering-Your Representations to Us” in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your Series A notes in the exchange offer. In addition, if you are a broker-dealer who receives Series B notes for your own account in exchange for Series A notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such Series B notes.

We will not receive any proceeds from any sale of Series B notes by broker-dealers. Series B notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market:

•	in negotiated transactions;

•	through the writing of options on the new Series B notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Series B notes. Any broker-dealer that resells Series B notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Series B notes may be deemed to be an “underwriter” within the meaning of the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than agency fees and commissions and underwriting discounts and commissions attributable to the sale of the notes and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the legality of the Series B notes in this exchange offer will be passed on for us by Winstead Sechrest & Minick P.C., Houston, Texas. R. Clyde Parker, Jr., a shareholder in Winstead Sechrest & Minick P.C., is a nonvoting, advisory director appointed by our board of directors, owns 60,400 shares of our common stock and has options to acquire 17,700 shares of our common stock.

EXPERTS

The consolidated financial statements of Hornbeck Offshore Services, Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and exchange offer registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Page
CONSOLIDATED FINANCIAL STATEMENTS OF HORNBECK OFFSHORE SERVICES, INC.:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2002 and 2003 and September 30, 2004 (unaudited)	F-3

Consolidated Statements of Operations for each of the Three Years in the Period Ended December 31, 2003 and the Nine Months Ended September 30, 2003 and 2004 (unaudited)	F-4

Consolidated Statements of Changes in Stockholders’ Equity for each of the Three Years in the Period Ended December 31, 2003 and the Nine Months Ended September 30, 2004 (unaudited)	F-5

Consolidated Statements of Cash Flows for each of the Three Years in the Period Ended December 31, 2003 and the Nine Months Ended September 30, 2003 and 2004 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Hornbeck Offshore Services, Inc.

We have audited the accompanying consolidated balance sheets of Hornbeck Offshore Services, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hornbeck Offshore Services, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

ERNST & YOUNG LLP

New Orleans, Louisiana

January 30, 2004, except with

    respect to the matters discussed in

    Note 3 and paragraph 10 of Note 7 as

    to which the date is March 5, 2004

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22,228	$12,899	$17,503
Accounts receivable, net of allowance for doubtful accounts of $469, $454 and $364, respectively	14,232	16,544	20,029
Prepaid insurance	569	291	1,166
Property taxes receivable	1,135	2,144	1,429
Other current assets	1,126	1,661	1,912

Total current assets	39,290	33,539	42,039

Property, plant and equipment, net	226,232	316,715	346,974
Goodwill, net	2,628	2,628	2,628
Deferred charges, net	10,113	12,316	13,940
Other assets	27	44	75

Total assets	$278,290	$365,242	$405,656

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,350	$3,884	$4,041
Accrued interest	7,747	7,799	3,133
Accrued payroll and benefits	3,740	3,911	2,868
Other accrued liabilities	188	247	648

Total current liabilities	17,025	15,841	10,690

Revolving credit facility	—	40,000	—
Long-term debt, net of original issue discount of $2,694, $2,323 and $2,037, respectively	172,306	172,677	172,963
Deferred tax liabilities, net	16,709	23,567	28,049
Other liabilities	374	762	1,061

Total liabilities	206,414	252,847	212,763

Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized; no shares issued and outstanding	—	—	—
Common stock: $0.01 par value; 100,000 shares authorized; 12,122, 14,528 and 20,810 shares issued and outstanding, respectively	121	145	208
Additional paid-in capital	61,062	90,351	163,197
Retained earnings	10,693	21,883	29,456
Accumulated other comprehensive income	—	16	32

Total stockholders’ equity	71,876	112,395	192,893

Total liabilities and stockholders’ equity	$278,290	$365,242	$405,656

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues	$68,791	$92,585	$110,813	$81,572	$94,526
Costs and expenses:
Operating expenses	25,135	36,337	46,805	33,232	42,113
Depreciation and amortization	7,670	12,296	17,590	12,433	16,876
General and administrative expenses	8,039	9,681	10,731	8,654	9,829

	40,844	58,314	75,126	54,319	68,818

Operating income	27,947	34,271	35,687	27,253	25,708
Other income (expense):
Interest income	1,455	667	178	141	213
Interest expense:
Debt obligations	(13,694)	(16,207)	(18,523)	(13,378)	(13,890)
Put warrants	(2,952)	—	—	—	—

	(16,646)	(16,207)	(18,523)	(13,378)	(13,890)
Other income, net	—	55	706	697	24

	(15,191)	(15,485)	(17,639)	(12,540)	(13,653)

Income before income taxes	12,756	18,786	18,048	14,713	12,055
Income tax expense	(5,737)	(7,139)	(6,858)	(5,591)	(4,482)

Net income	$7,019	$11,647	$11,190	$9,122	$7,573

Basic net income per share of common stock	$0.68	$0.96	$0.84	$0.70	$0.40

Diluted net income per share of common stock	$0.67	$0.94	$0.82	$0.69	$0.39

Weighted average basic shares outstanding	10,265	12,098	13,397	13,016	18,834

Weighted average diluted shares outstanding	10,514	12,428	13,604	13,283	19,386

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2001	9,830	$98	$46,072	$(7,973)	$—	$38,197
Shares issued	2,224	22	14,628	—	—	14,650
Net income	—	—	—	7,019	—	7,019

Balance at December 31, 2001	12,054	$120	$60,700	$(954)	$—	$59,866
Shares issued	75	1	412	—	—	413
Net income	—	—	—	11,647	—	11,647
Repurchase and retirement of shares	(7)	—	(50)	—	—	(50)

Balance at December 31, 2002	12,122	$121	$61,062	$10,693	$—	$71,876
Private placement of common stock	2,400	24	29,243	—	—	29,267
Other shares issued	6	—	46	—	—	46
Comprehensive income:
Net income	—	—	—	11,190	—	11,190
Foreign currency translation	—	—	—	—	16	16

Total comprehensive income						11,206

Balance at December 31, 2003	14,528	145	90,351	21,883	16	112,395
Initial public offering of common stock	6,120	61	72,623	—	—	72,684
Other shares issued	162	2	223	—	—	225
Comprehensive income:
Net income	—	—	—	7,573	—	7,573
Foreign currency translation	—	—	—	—	16	16

Total comprehensive net income						7,589

Balance at September 30, 2004 (unaudited)	20,810	$208	$163,197	$29,456	$32	$192,893

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,019	$11,647	$11,190	$9,122	$7,573
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,501	10,351	14,393	10,261	12,963
Amortization	1,169	1,945	3,197	2,172	3,913
Provision for bad debts	78	336	56	69	(90)
Deferred tax expense	5,816	7,139	6,858	5,591	4,482
Gain on sale of assets	—	(32)	(712)	(713)	—
Equity in income from investment	—	(27)	(17)	—	(31)
Loss on early extinguishment of debt	3,029	—	—	—	—
Amortization of financing costs and initial warrant valuation	3,978	1,455	1,531	1,131	1,166
Changes in operating assets and liabilities:
Accounts receivable	(4,253)	(3,926)	(2,297)	(4,570)	(3,395)
Prepaid insurance and other current assets	(545)	69	(1,338)	(1,007)	(411)
Deferred charges and other assets	(2,278)	(4,389)	(6,397)	(4,364)	(6,312)
Accounts payable	3,441	(295)	(1,627)	(833)	120
Accrued liabilities and other liabilities	2,099	1,095	610	(732)	(686)
Accrued interest	7,291	(413)	52	(4,643)	(4,666)

Net cash provided by operating activities	33,345	24,955	25,499	11,484	14,626
CASH FLOWS FROM INVESTING ACTIVITIES:
Construction of new vessels	(50,475)	(48,359)	(38,047)	(30,667)	(27,282)
Acquisition of vessels	(31,080)	—	(55,400)	(55,400)	(10,000)
Proceeds from sale of vessels	—	315	1,650	1,650	—
Capital expenditures	(6,773)	(7,727)	(6,369)	(6,965)	(5,940)

Net cash used in investing activities	(88,328)	(55,771)	(98,166)	(91,382)	(43,222)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of senior notes	171,896	—	—	—	—
Proceeds from borrowings under debt agreements	40,750	60	1,656	—	—
Net proceeds from (payments on) borrowings under revolving credit facility	—	—	40,000	46,900	(40,000)
Payments on borrowings under debt agreements	(129,930)	(453)	(1,488)
Deferred financing costs	(7,668)	(129)	(159)	(95)	(107)
Gross proceeds from initial public offering	—	—	—	—	79,643
Payments for initial public offering costs	—	—	—	—	(7,682)
Repurchase of shares	—	(50)	—	—	—
Repurchase of warrants	(14,500)	—	—	—	—
Net cash proceeds from shares issued	14,650	413	23,313	23,327	1,330

Net cash provided by (used in) financing activities	75,198	(159)	63,322	70,132	33,184

Effects of exchange rate changes on cash	—	—	16	—	16

Net increase (decrease) in cash and cash equivalents	20,215	(30,975)	(9,329)	(9,766)	4,604
Cash and cash equivalents at beginning of period	32,988	53,203	22,228	22,228	12,899

Cash and cash equivalents at end of period	$53,203	$22,228	$12,899	$12,462	$17,503

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Interest paid	$5,577	$19,075	$19,718	$19,260	$18,672

Income taxes paid	$—	$65	$—	$—	$—

NONCASH FINANCING ACTIVITIES:
Issuance of common stock to partially fund the purchase of offshore supply vessels	$—	$—	$6,000	$6,000	$—

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

1.    Organization

Formation

Hornbeck Offshore Services, Inc. (or the Company) was incorporated in the state of Delaware in 1997. The Company wholly owns Hornbeck Offshore Transportation, LLC (HOT), Hornbeck Offshore Services, LLC (HOS), HOS-IV, LLC (HOS-IV), Hornbeck Offshore Operators, LLC (HOO), Energy Services Puerto Rico, LLC (ESPR), Hornbeck Offshore Trinidad & Tobago, LLC (HOSTT), and Hornbeck Offshore Military Ventures, LLC. HOS, HOO, HOT and ESPR were converted from C corporations to limited liability companies (or LLCs) in 2001. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Nature of Operations

HOS, HOSTT and HOS-IV operate offshore supply vessels (OSVs) to provide support and specialty services to the offshore oil and gas exploration and production industry, primarily in the U.S. Gulf of Mexico and select international markets. In two separate acquisitions, on June 26, 2003 and August 8, 2003, HOS-IV, acquired a total of six new generation OSVs from Candy Marine Investment Corporation (see Note 16). HOT operates ocean-going tugs and tank barges that provide transportation of petroleum products. On May 31, 2001, the Company purchased a fleet of nine ocean-going tugs and nine ocean-going tank barges and the related coastwise transportation businesses from the Spentonbush/Red Star Group, affiliates of Amerada Hess Corporation. HOT services the northeastern seaboard of the United States and Puerto Rico. The results of these acquisitions have been included since the date of acquisition (see Note 16). HOO is a service subsidiary that provides administrative and personnel support to the other subsidiaries. ESPR provides administrative and personnel support to vessels operating in Puerto Rico.

During 2002, the Company obtained a 49% interest in Hornbeck Offshore Trinidad and Tobago Limited (HOTT). HOTT is a vessel crewing and management services company established to support the Company’s Trinidad-based operations. The 49% interest owned by the Company is being recorded using the equity method. The Company’s equity in income from investments is not material.

2.    Summary of Significant Accounting Policies

Revenue Recognition

HOS charters its OSVs to clients under time charters based on a daily rate of hire and recognizes revenue as earned on a daily basis during the contract period of the specific vessel.

HOT contracts its vessels to clients primarily under contracts of affreightment, under which revenue is recognized based on the number of days incurred for the voyage as a percentage of total estimated days applied to total estimated revenues. Voyage related costs are expensed as incurred. Substantially all voyages under these contracts are less than 10 days in length. HOT also contracts certain of its vessels under time charters based on a daily rate of hire. Revenue is recognized on such contracts as earned on a daily basis during the contract period of the specific vessel.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments in money market funds and investments available for current use with an initial maturity of three months or less.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method based on the estimated useful lives of the related assets. Major modifications and improvements, which extend the useful life of the vessel, are capitalized and amortized over the remaining useful life of the vessel. Gains and losses from retirements or other dispositions are recognized as incurred.

The estimated useful lives by classification are as follows:

Tugs	14-25 years
Tank barges	3-25 years
Offshore supply vessels	25 years
Nonvessel-related property, plant and equipment	5 years

All of the Company’s single-hulled tank barges have estimated useful lives based on their classification under the Oil Pollution Act of 1990, while the Company’s double-hulled tank barges have an estimated useful life of 25 years.

Deferred Charges

The Company’s tugs, tank barges, and OSVs are required by regulation to be recertified after certain periods of time. The Company defers the drydocking expenditures incurred due to regulatory marine inspections and amortizes the costs on a straight-line basis over the period to be benefited from such improvements (generally 30 or 60 months). Financing charges are amortized over the term of the related debt using the interest method.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The provision for income taxes includes provisions for federal, state and foreign income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

Customers are primarily major and independent, domestic and international, oil and oil service companies. The Company’s customers are granted credit on a short-term basis and related credit risks

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

are considered minimal. The Company usually does not require collateral. The Company provides an estimate for uncollectible accounts based primarily on management’s judgment. Management uses historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. The Company’s historical losses have not been significant. However, because amounts due from individual customers can be significant, future adjustments to the allowance can be material if one or more individual customer’s balances are deemed uncollectible.

The following table represents the allowance for doubtful accounts:

	December 31,			September 30, 2004
	2001	2002	2003
				(unaudited)
Balance, beginning of period	$55	$133	$469	$454
Changes to provision	78	336	56	(90)
Write off of uncollectible accounts	—	—	(71)	—

Balance, end of period	$133	$469	$454	$364

Property taxes receivable represents assessed property taxes on the Company’s vessels that will be refunded upon the filing of state tax returns.

Goodwill

Goodwill reflects the excess of cost over the estimated fair value of the net assets acquired. Before January 1, 2002, realization of goodwill was periodically assessed by management based on the expected future profitability and undiscounted future cash flows of acquired entities and their contribution to the overall operations of the Company. If the review indicated that the carrying value was not recoverable, the excess of the carrying value over the undiscounted cash flow was recognized as an impairment loss. Effective January 1, 2002, the Company has performed goodwill impairment reviews by reporting unit based on a fair value concept as required by Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. See Recent Accounting Pronouncements.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As provided for under SFAS 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. For all periods presented, the Company has used the intrinsic value method, in which compensation cost for stock options, if any, is measured as the excess of the estimated fair value market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

Impairment of Long-Lived Assets

When events or circumstances indicate that the carrying amount of long-lived assets to be held and used or intangible assets might not be recoverable, the expected future undiscounted cash flows

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flow or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations”. SFAS 141 eliminated the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. The purchase method of accounting is required to be used for all business combinations initiated after June 30, 2001. SFAS 141 also requires separate recognition of intangible assets that meet certain criteria.

In July 2001, the FASB issued SFAS 142, “Goodwill and Other Intangible Assets”. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if circumstances indicate potential impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. For goodwill and indefinite-lived intangible assets acquired prior to July 1, 2001, goodwill continued to be amortized through 2001, at which time amortization ceased and a transitional goodwill impairment test was performed. Any impairment charges resulting from the initial application of the new rules were classified as a cumulative change in accounting principle. The Company completed its initial transition evaluation by June 30, 2002, which was within the six-month transition period allowed by the new standard. The Company determined that its goodwill balances were not impaired. Goodwill amortization for each of the years ended December 31, 2001, 2002 and 2003 was $126, $0 and $0, respectively.

The following table presents the Company’s net income as reported in the Company’s consolidated financial statements compared to what would have been reported if SFAS 142 had been in effect as of January 1, 2001.

	Year Ended December 31,
	2001	2002	2003
Net income, as reported	$7,019	$11,647	$11,190
Amortization of goodwill	126	—	—

Net income, as adjusted	$7,145	$11,647	$11,190

There was a $0.01 basic and diluted earnings per share effect in 2001 for implementation of SFAS 142.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. SFAS 144 also supersedes certain aspects of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred rather than as of the measurement date as presently required by APB 30. Additionally, certain dispositions may now qualify for discontinued operations treatment. The provisions of SFAS 144 are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement did not have any effect on the Company’s consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS 145 requires that gains or losses recorded from the extinguishment of debt that do not meet the criteria of APB Opinion No. 30 should not be presented as extraordinary items. This statement is effective for fiscal years beginning after May 15, 2002 as it relates to the reissued FASB Statement, with earlier application permitted. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item has been reclassified (see Note 4).

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”, under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 had no impact on the consolidated financial statements of the Company for the year ended December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees the Company may provide in the future. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN 45 did not have an impact on the Company’s consolidated financial statements. The Company has no guarantees applicable under FIN 45.

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123”, was issued by the FASB and amends SFAS 123, “Accounting for Stock-Based Compensation”. This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. The Company has not adopted either of the alternative methods of transition and continues to apply APB Opinion No. 25.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, which clarifies the application of Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements”, to certain entities (called variable interest entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this Interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities created after January 31, 2003. In addition, public companies must apply the consolidation requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after March 15, 2004. FIN 46 is not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, to clarify under what circumstances a contract with an initial net investment meets the characteristics of a derivative, to clarify when a derivative contains a financing component, to amend the definition of an “underlying” to conform it to language in FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, and to amend certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and is to be applied prospectively. Implementation of SFAS 149 did not have a material effect on the Company’s consolidated financial statements as of and for the period ended December 31, 2003, as it did not have any derivative instruments or hedging arrangements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable, as well as certain other financial instruments, be classified as liabilities in the financial statements. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective beginning with the Company’s second quarter of 2004. The provisions of this statement did not have a material impact on the Company’s consolidated financial statements as of and for the year ended December 31, 2003.

Reclassifications

Certain reclassifications of amounts reported in prior years have been made to conform to the current year presentation. The compensation costs for certain vessel support personnel were reclassified from general and administrative expenses to operating expenses for all periods presented. Also, insurance claims receivable were reclassified from accounts receivable to other current assets for all periods presented.

3.    Earnings Per Share and Reverse Stock Split

Basic net income (loss) per share of common stock was calculated by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share of common stock was calculated by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during the year plus the effect of dilutive stock options and warrants. Weighted average number of common shares outstanding was calculated by using the sum of the shares determined on a daily basis divided by the number of days in the period.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Income applicable to common stockholders	$7,019	$11,647	$11,190	$9,122	$7,573

Weighted average number of common stock outstanding	10,265	12,098	13,397	13,016	18,834
Add: Net effect of dilutive stock options(1)	249	330	207	267	552

Adjusted weighted average number of common stock outstanding	10,514	12,428	13,604	13,283	19,386

Earnings per share of common stock:
Basic	$0.68	$0.96	$0.84	$0.70	$0.40

Diluted	$0.67	$0.94	$0.82	$0.69	$0.39

(1)	At September 30, 2004, stock options representing rights to acquire 356 shares of common stock were excluded from the computation of diluted earnings per share of common stock because their exercise price was greater than the average market price of the common stock for the period ended September 30, 2004. Warrants exercisable for 3,968 shares for the year ended December 31, 2001, were excluded from the computation of diluted net income per share of common stock as their effect was anti-dilutive.

On March 5, 2004, the Company effected a 1-for-2.5 reverse stock split of its common stock that would have caused the number of outstanding shares to decrease from 36,320 to 14,528. For all periods, the share amounts and per share data reflected throughout these financial statements have been adjusted to give effect to the reverse stock split. Basic and diluted earnings per common share are each calculated based on the weighted average number of shares outstanding during the periods adjusted for the effect of the reverse stock split. The weighted average shares outstanding for December 31, 2001, 2002 and 2003 were 10,265, 12,098 and 13,397. The weighted average shares outstanding for September 30, 2003 and 2004 were 13,016 and 18,834, respectively.

4.    Early Extinguishment of Debt

A loss of $3,029 was incurred during the third quarter of 2001 resulting from the write-off of deferred financing costs upon the refinancing of the Company’s debt through the issuance of $175,000 of senior notes in July 2001 (see Note 7). The loss was classified as an extraordinary item in the previously issued 2001 financial statements. In connection with the adoption of SFAS 145 on January 1, 2003, this loss has been reclassified in the accompanying financial statements as an increase to interest expense (see Note 2 – Recent Accounting Pronouncements).

5.    Defined Contribution Plan

The Company was a participating employer in the Cari Investment Company 401(k) Plan, a defined contribution plan with a cash or deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code. The Company established a simple employer plan on March 1, 2001. Employees must be at least twenty-one years of age and have completed three months of service to be eligible for participation. Participants may elect to defer up to 20% of their compensation, subject to certain statutorily established limits. The Company may elect to make annual matching and/or profit sharing contributions to the plan. During the years ended December 31, 2001, 2002 and 2003, and for the periods ended September 30, 2003 and 2004, the Company made contributions of $75, $125, $280, $160 and $334, respectively.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

6.    Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Tugs	$28,725	$28,876	$29,089
Tank barges	29,299	37,121	37,258
Offshore supply vessels	167,864	265,729	284,256
Construction in progress	22,866	20,319	43,191
Nonvessel-related property, plant and equipment	2,283	3,382	4,855
Less: Accumulated depreciation	(24,805)	(38,712)	(51,675)

	$226,232	$316,715	$346,974

Interest expense of $3,075, $3,867, and $2,734 was capitalized for the years ended December 31, 2001, 2002 and 2003, respectively. Capitalized interest for the nine months ended September 30, 2004 was $1,900.

7.    Long-Term Debt

On June 5, 1998, the Company entered into a $20,000 line of credit agreement (credit facility) with a venture capital company to refinance existing indebtedness and partially finance the construction of OSVs (see Note 11). The Company issued detachable warrants to purchase 4,762 shares of common stock in connection with the Credit Facility. The warrants were assigned an estimated market value of $500. Warrants for the purchase of 4,200 shares of common stock were exercisable with an exercise price of $4.20 per share. The remaining warrants became exercisable only on the occurrence of an event of default under the Credit Facility, the Company filing for bankruptcy or if the indebtedness under the Credit Facility was not discharged in full by June 5, 2003. All of the warrants issued in connection with establishment of the Credit Facility provided the holders with a put option whereby the holders had the right, if the Company’s stock was not publicly traded by June 5, 2003, to require the Company to repurchase the warrants at their fair market value.

According to EITF Issue No. 88-9 “Accounting for Put Warrants”, issued by the Emerging Issues Tax Force and supplemented by EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” a company whose stock is publicly traded is required to account for warrants that contain put options as a liability. Upon the Company’s filing of a Registration Statement on Form S-1 in July 2002, which was subsequently withdrawn in October 2002, the accounting for put warrants as a liability became effective. As previously discussed, the Company assigned a market value of $500 to the warrants at issuance based on the relative fair value of the Credit Facility and the warrants. The $500 was allocated to debt with all subsequent changes to the fair market value of the warrants for each period presented being recorded as an adjustment to interest expense.

The Company repurchased and terminated all of the warrants for $14,500 in October 2001. The repurchase of the warrants was funded by a private placement of the Company’s common stock for gross proceeds of $14,650. The remaining funds were used for payment of expenses incurred in connection with the private placement.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

On July 24, 2001, the Company issued $175,000 in principal amount of 10 5/8% senior notes. The Company realized net proceeds of approximately $165,000, a substantial portion of which was used to repay and fully extinguish all of the then existing credit facilities. The senior notes mature on August 1, 2008 and require semi-annual interest payments at an annual rate of 10 5/8% on February 1 and August 1 of each year until maturity. The effective interest rate on the senior notes is 11.18%. No principal payments are due until maturity. The senior notes are unsecured senior obligations and rank equally in right of payment with other existing and future senior indebtedness and senior in right of payment to any subordinated indebtedness incurred by the Company in the future. The senior notes are guaranteed by all of the Company’s subsidiaries. The Company may, at its option, redeem all or part of the senior notes from time to time at specified redemption prices and subject to certain conditions required by the indenture. The Company is permitted under the terms of the indenture to incur additional indebtedness in the future, provided that certain financial conditions set forth in the indenture are satisfied by the Company.

In connection with the issuance of the senior notes, the Company wrote-off deferred financing costs related to previous credit facilities. The write-off in the amount of $3,029 has been presented as an adjustment to interest expense in the accompanying statements of operations (see Note 4).

The Company completed an exchange offer on January 18, 2002, whereby the 10 5/8% Series A senior notes, due August 1, 2008, were exchanged for 10 5/8% Series B senior notes with the same terms, the offering of which was publicly registered.

On November 3, 2004, the Company commenced a cash tender offer for, and the solicitation of consents to eliminate most of the restrictive covenants and certain defined events of default relating to, these existing senior notes.

Effective December 31, 2001, the Company entered into a new senior secured revolving line of credit for $50,000 (revolving credit facility) with a borrowing base initially set at $25,000. Pursuant to the indenture governing the 10 5/8% senior notes, unless the Company meets a specified consolidated interest coverage ratio test, the level of permitted borrowings under this facility is limited to $25,000 plus 15% of the increase in the Company’s consolidated net tangible assets over the consolidated net tangible assets as of March 31, 2001 determined on a pro forma basis to reflect the Spentonbush/Red Star Group acquisition. Borrowings under the revolving credit facility accrue interest, at the Company’s option, at either (1) the prime rate announced by Citibank, N.A. in New York, plus a margin of up to 1.0%, or (2) the London Interbank Offered Rate, plus a margin of 1.5% to 3.5%. Unused commitment fees are payable quarterly at the annual rate of one-quarter to three-eighths of one percent on the revolving credit facility, based on the leverage ratio defined by the agreement.

On June 26, 2003, concurrent with the acquisition of five OSVs from Candy Fleet, the Company amended the $50,000 revolving credit facility to increase its borrowing base from $25,000 to $50,000. In connection with this amendment, the Company pledged two additional OSVs as collateral.

On September 30, 2003, the Company amended the revolving credit facility to increase its nominal amount and borrowing base from $50,000 to $60,000. The Company pledged one additional OSV as collateral in connection with this amendment. As of September 30, 2003, seven OSVs and four ocean-going tugs collateralized the revolving credit facility. As of December 31, 2003, the Company had a balance outstanding of $40,000 under the revolving credit facility, which primarily funded the acquisition of a double-hulled tank barge and a portion of the costs of six acquired OSVs, and had $20,000 of additional credit immediately available under the revolving credit facility.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

On February 13, 2004, the Company amended and restated the revolving credit facility to extend its maturity and increase its size to $100,000. The current borrowing base remains unchanged at $60,000. This facility had an original expiration date of December 31, 2004. The new expiration date of the amended and restated facility is February 13, 2009. The maturity of this facility will automatically accelerate to March 31, 2008, if by that date the Company has not redeemed its senior notes or refinanced them with debt having a maturity later than July 31, 2009. As of September 30, 2004, the Company had no outstanding balance under the revolving credit facility. As of such date, seven OSVs and four ocean-going tugs and associated personalty collateralized the revolving credit facility.

The revolving credit facility and indenture impose certain operating and financial restrictions on the Company. Such restrictions affect, and in many cases limit or prohibit, among other things, the Company’s ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividend or other restricted payments.

As of the dates indicated, the Company had the following outstanding long-term debt:

	December 31,
	2002	2003
Revolving credit facility	$—	$40,000
10 5/8% senior notes due 2008, net of original issue discount of $2,694 and $2,323, respectively	$172,306	$172,677

	172,306	212,677
Less current maturities	—	—

	$172,306	$212,677

Annual maturities of long-term debt during each year ending December 31, are as follows:

2004	$—
2005	—
2006	—
2007	—
2008	172,677
Thereafter(1)	40,000

$212,677

(1)	As of September 30, 2004 the Company had no outstanding balance under the revolving credit facility.

8.    Stockholders’ Equity

Preferred Stock

The Company’s charter authorizes 5,000 shares of preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Company’s shareholders.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Stockholder Rights Plan

The Company’s Board of Directors implemented a stockholder rights plan, as amended, on June 18, 2003, March 5, 2004 and September 3, 2004, declaring a dividend of one right for each outstanding share of common stock to stockholders of record on June 18, 2003. One right will also attach to each share of common stock issued after June 28, 2003. The rights become exercisable, and transferable apart from the Company’s common stock, 10 business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 10% or more of the Company’s common stock.

The rights have anti-takeover effects, causing substantial dilution to a person or group who attempts to acquire the Company without the approval of the Board of Directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company’s stockholders. Because the Board of Directors can redeem the rights or approve certain offers, the rights should not interfere with any merger or other business combination approved by the Company’s Board of Directors.

Private Placement of Common Stock

In May 2003, the Company commenced a private placement of its common stock to accredited investors to raise gross proceeds of $30,000, including $6,000 of common stock, or 480 shares, issued to Candy Fleet as partial consideration for the June 26, 2003 acquisition of five deepwater OSVs. The private placement was completed in July 2003 with 1,920 shares distributed for gross cash proceeds of $24,000. Costs incurred for the private placement were approximately $700 and were recorded as a reduction in additional paid-in capital.

Initial Public Offering

The Company completed an initial public offering of 6,000 shares of its common stock at $13.00 per share, for total gross proceeds of approximately $78,000 on March 31, 2004. On April 28, 2004, the Company issued an additional 126 shares of its common stock pursuant to the exercise by the underwriters of the initial public offering of an option to purchase additional shares, which resulted in incremental gross proceeds to the Company of approximately $1,600. The Company plans to use the net proceeds of the offering of approximately $73,000 to fund a portion of the costs of the construction of ocean-going, double-hulled tank barges, the retrofit of certain existing vessels, possible future acquisitions or additional new vessel construction, and for general corporate purposes. On March 31, 2004, the Company used a portion of the proceeds to repay the outstanding balance under its revolving credit facility and, from March 31, 2004 to September 30, 2004, used approximately $32,100 of the net proceeds from the public equity offering to fund expenditures related to its tank barge new build program, the acquisition and retrofit of two ocean-going tugs, the acquisition of one fast supply vessel, and for general corporate purposes. The Company’s shares of common stock trade on the New York Stock Exchange under the symbol “HOS”.

9.    Incentive Compensation Plan

SFAS No. 123, “Accounting for Stock-Based Compensation”, established financial accounting and reporting standards for stock-based compensation plans. The Company’s incentive compensation plan includes all arrangements by which employees and directors receive shares of stock or other equity instruments of the Company, or the Company incurs liabilities to employees or directors in

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

amounts based on the price of the stock. SFAS 123 defines a fair-value-based method of accounting for stock-based compensation. However, SFAS 123 also allows an entity to continue to measure stock-based compensation cost using the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Entities electing to retain the accounting prescribed in APB 25 must make pro forma disclosures of net income assuming dilution as if the fair-value-based method of accounting defined in SFAS 123 had been applied. The Company retained the provisions of APB 25 for expense recognition purposes. Under APB 25, where the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company established an incentive compensation plan which provides the Company with the ability to grant options for a maximum of 3,500 shares of common stock. The purchase price of the stock subject to each option is determined by the Board of Directors of the Company and cannot be less than the fair market value of the stock at the date of grant. During 2002 and 2003, options for 45 and 6 shares, respectively, were exercised. All options granted expire five to ten years after the date of grant, have an exercise price equal to or greater than the estimated market price of the Company’s stock at the date of grant and vest over a two- to four-year period.

The following summarizes the option activity in the plan during 2001, 2002 and 2003:

	2001		2002		2003
	Number of Options Outstanding	Average Price Per Share	Number of Options Outstanding	Average Price Per Share	Number of Options Outstanding	Average Price Per Share
Outstanding, beginning of year	154	$4.93	696	$6.28	773	$6.40
Granted	568	6.63	133	6.63	209	11.30
Exercised	—	—	(45)	4.88	(6)	6.63
Cancelled	(26)	5.90	(11)	6.63	(51)	7.15

Outstanding, end of year	696	6.28	773	$6.40	925	$7.45

Exercisable, end of year (1)	227		363		455

Weighted-average fair value of options granted during the year		$1.85		$2.10		$3.55

(1)	The table above does not include 497 options outstanding as of December 31, 2003 that became exercisable upon the completion of the initial public offering of the Company’s common stock.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The following is a summary of outstanding stock options at December 31, 2003:

	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Range of exercise prices:
$ 4.63 to $ 6.63	725	7.18	$6.38	455	$6.13
$11.20 to $12.50	200	9.23	11.30	—	—

Total	925		7.45	455	6.13

If compensation cost for the Company’s stock options had been determined based on the fair value at the grant date consistent with the method under SFAS 123, the Company’s income available to common stockholders for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 would have been as indicated below:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Income available to common stockholders:
As reported	$7,019	$11,647	$11,190	$9,122	$7,573
Deduct: stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(170)	(217)	(281)	(284)	(541)

Pro forma	$6,849	$11,430	$10,909	$8,838	$7,032

Basic net income per share of common stock:
As reported	$0.68	$0.96	$0.84	$0.70	$0.40

Deduct: stock based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)

Pro forma	$0.66	$0.94	$0.82	$0.68	$0.37

Diluted net income per share of common stock:
As reported	$0.67	$0.94	$0.82	$0.69	$0.39
Deduct: stock based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)

Pro forma	$0.65	$0.92	$0.80	$0.67	$0.36

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The fair value of the options granted under the Company’s stock option plan during each of the three years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, was estimated using the Black-Scholes pricing model using the minimum value method whereby volatility is not considered. The other assumptions used were: an average interest rate of 4.88%, 3.83%, 3.84%, and 4.12%, respectively, and an expected life of five to seven years with no expected dividends for each year.

10.    Income Taxes

The net long-term deferred tax liabilities (assets) in the accompanying consolidated balance sheets include the following components:

	December 31,
	2002	2003
Deferred tax liabilities:
Fixed assets	$23,396	$34,927
Deferred charges and other liabilities	1,314	2,406

Total deferred tax liabilities	24,710	37,333
Deferred tax assets:
Net operating loss carryforwards	(7,917)	(13,666)
Allowance for doubtful accounts	(162)	(165)
Other	(17)	(30)

Total deferred tax assets	(8,096)	(13,861)
Valuation allowance	95	95

Total deferred tax liabilities, net	$16,709	$23,567

The components of the income tax expense follow:

	Year Ended December 31,
	2001	2002	2003
Current tax expense	$—	$—	$—
Deferred tax expense	5,737	7,139	6,858

Total	$5,737	$7,139	$6,858

At December 31, 2003, the Company had federal tax net operating loss carryforwards of approximately $37,385. The carryforward benefit from the federal tax net operating loss carryforwards begins to expire in 2018. The Company had a state tax net operating loss carryforward of approximately $1,515 related to one state tax jurisdiction. This carryforward can only be utilized if the Company generates taxable income in the appropriate tax jurisdiction. A valuation allowance of $95 has been established to fully offset the deferred tax asset related to the state tax jurisdiction.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The following table reconciles the difference between the Company’s income tax provision calculated at the federal statutory rate and the actual income tax provision:

	Year Ended December 31,
	2001	2002	2003
Statutory rate	$4,460	$6,575	$6,317
State taxes	158	275	235
Non-deductible expense	47	95	47
Non-deductible interest expense—warrants	1,033	—	—
Foreign taxes and other	39	194	259

	$5,737	$7,139	$6,858

11.    Commitments and Contingencies

Vessel Construction

At September 30, 2004, the Company was committed under vessel construction contracts with two shipyards for the construction of a total of five double-hulled tank barges – two 135,000-barrel barges and three 110,000-barrel barges. As of September 30, 2004, the remaining amount expected to be incurred to complete construction with respect to the five barges was approximately $66,300. The Company is obligated under the terms of the contracts to remit funds to the shipyards based on vessel construction milestones, which are subject to change during vessel construction.

Operating Leases

The Company is obligated under certain operating leases for marine vessels, office space and vehicles. The Covington facility lease provides for a term of five years with two five-year renewal options. The Brooklyn facility lease provides for a term of five years with five one-year renewal options.

Future minimum payments under noncancelable leases for years subsequent to 2003 follow:

Year Ended December 31,
2004	$1,166
2005	769
2006	449
2007	351
2008	259

$2,994

In addition, the Company leases marine vessels used in its operations under month-to-month operating lease agreements. Total rent expense related to leases was $771, $1,559 and $1,012 during the years ended December 31, 2001, 2002 and 2003, respectively.

See Note 16 for a description of the lease entered into in connection with the Spentonbush/Red Star Group acquisition.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Contingencies

In the normal course of its business, the Company becomes involved in various claims and legal proceedings in which monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

12.    Deferred Charges

Deferred charges include the following:

	Year Ended December 31,			September 30, 2004
	2001	2002	2003
				(unaudited)
Deferred financing costs, net of accumulated amortization of $430, $1,549, $2,702 and $3,577, respectively	$6,554	$5,559	$4,557	$3,783
Deferred drydocking costs, net of accumulated amortization of $2,414, $4,352, $5,230, and $4,933, respectively	2,789	3,261	6,175	9,418
Deferred equity offering costs and other	460	1,293	1,584	739

Total	$9,803	$10,113	$12,316	$13,940

13.    Related Party Transactions

A former member of the Company’s Board of Directors, who served on the Board from June 1997 until August 2001 and is now serving as an advisory director, is a shareholder in a law firm that has provided legal services to the Company. The Company paid approximately $1,529 to the law firm during the year ended December 31, 2001, the year during which he served as a director.

During 2003, the Company was committed under vessel construction contracts to construct four OSVs and one double-hulled tank barge with a shipyard affiliated with the Company’s former Chairman of the Board and Chief Executive Officer. The Company incurred $25,200 of construction costs related to such vessels during 2003. The same shipyard has constructed 10 of the Company’s 22 OSVs in service as of December 31, 2003.

14.    Major Customers

In the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004, revenues from the following customers exceeded 10% of total revenues:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Customer A (1)	—	11%	—	—	—
Customer B (1)	12%	—	—	—	—
Customer C (2)	19%	24%	23%	23%	22%

(1)	Offshore supply vessel segment.
(2)	Tug and tank barge segment.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

15.    Segment Information

The Company provides marine transportation services through two business segments. The Company operates new generation offshore supply vessels in the U.S. Gulf of Mexico, Trinidad & Tobago and Mexico through its offshore supply vessel segment. The offshore supply vessels principally support complex exploration and production projects by transporting cargo to offshore drilling rigs and production facilities and provide support for specialty services. The tug and tank barge segment primarily operates ocean-going tugs and tank barges in the northeastern United States and in Puerto Rico. The ocean-going tugs and tank barges provide coastwise transportation of refined and bunker grade petroleum products from one port to another. The following shows reportable segment information for the years ended December 31, 2001, 2002 and 2003, and for the unaudited interim periods ended September 30, 2003 and 2004, reconciled to consolidated totals and prepared on the same basis as the Company’s consolidated financial statements.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Operating Revenues:
Offshore supply vessels	$33,610	$46,378	$62,402	$45,123	$53,149
Tugs and tank barges	35,181	46,207	48,411	36,449	41,377

Total	$68,791	$92,585	$110,813	$81,572	$94,526

Operating Expenses:
Offshore supply vessels	$8,169	$14,367	$22,786	$15,742	$21,190
Tugs and tank barges	16,966	21,970	24,019	17,490	20,923

Total	$25,135	$36,337	$46,805	$33,232	$42,113

Depreciation and Amortization:
Offshore supply vessels	$3,503	$5,830	$9,381	$6,546	$9,511
Tugs and tank barges	4,167	6,466	8,209	5,887	7,365

Total	$7,670	$12,296	$17,590	$12,433	$16,876

General and Administrative Expenses:
Offshore supply vessels	$3,496	$3,840	$4,952	$4,044	$3,845
Tugs and tank barges	4,543	5,841	5,779	4,610	5,984

Total	$8,039	$9,681	$10,731	$8,654	$9,829

Operating Income:
Offshore supply vessels	$18,442	$22,341	$25,283	$18,791	$18,603
Tugs and tank barges	9,505	11,930	10,404	8,462	7,105

Total	$27,947	$34,271	$35,687	$27,253	$25,708

Capital Expenditures:
Offshore supply vessels	$53,317	$51,865	$92,054	$89,880	$8,929
Tugs and tank barges	34,926	3,295	12,453	8,454	32,943
Corporate	85	611	1,309	698	1,350

Total	$88,328	$55,771	$105,816	$99,032	$43,222

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

	As of December 31,			As of September 30,
	2001	2002	2003	2003	2004
Identifiable Assets:
Offshore supply vessels	$140,580	$195,825	$276,567	$277,843	$286,399
Tugs and tank barges	67,937	72,490	68,589	66,400	99,304
Corporate	50,300	9,975	20,086	19,055	19,953

Total	$258,817	$278,290	$365,242	$363,298	$405,656

Long-Lived Assets:
Offshore supply vessels	$128,188	$174,676	$258,076	$258,534	$258,614
Tugs and tank barges	52,272	50,797	56,914	54,304	86,177
Corporate	321	759	1,725	1,230	2,183

Total	$180,781	$226,232	$316,715	$314,068	$346,974

16.    Acquisitions

Spentonbush/Red Star Group Tugs and Tank Barges

On May 31, 2001, the Company purchased a fleet of nine ocean-going tugs and nine ocean-going tank barges and the related coastwise transportation businesses from the Spentonbush/Red Star Group for approximately $28,000 in cash. As part of the acquisition, the Company entered into a contract of affreightment with Amerada Hess as its exclusive marine logistics provider and coastwise transporter of petroleum products in the northeastern United States. The contract became effective on June 1, 2001 and its initial term continues through March 31, 2006. The Company also entered into a five-year lease for the Brooklyn marine facility of Amerada Hess where the tug and tank barge operations that were acquired are based and from which such operations are conducted. The lease expires in March 2006. The Company incurred approximately $600 in acquisition costs.

The purchase method was used to account for the acquisition of the tugs and tank barges from the Spentonbush/Red Star Group. There was no goodwill recorded as a result of the acquisition. The Company completed its final purchase price allocation and increased the liabilities related to assumed drydocking liabilities to $4,995. The following reflects the final allocation of the purchase price and recertification costs incurred during the allocation period following the acquisition date:

Property, plant and equipment	$32,025
Other assets	1,000
Accrued liabilities	(4,995)

Purchase price	$28,030

The following summarized unaudited pro forma income statement data reflects the impact the Spentonbush/Red Star Group acquisition would have had on the Company’s consolidated results of operations for the year ended December 31, 2001, if the acquisition had taken place at the beginning of the fiscal year:

Revenues	$89,298
Operating income	33,614
Net income	10,189

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Candy Fleet Offshore Supply Vessels

On June 26, 2003, the Company acquired five 220-foot new generation offshore supply vessels and their related business from Candy Marine Investment Corporation, an affiliate of Candy Fleet Corporation (collectively, Candy Fleet), for $45,000, comprised of $39,000 in cash and of $6,000 of common stock, for the purpose of diversifying its offshore supply vessel fleet and expanding its service offerings. Candy Fleet is a privately held marine vessel operator in the Gulf of Mexico. The Company funded the cash portion of the purchase price with a combination of borrowings under the Company’s revolving credit facility as discussed in Note 7, and with part of the cash proceeds generated by the private placement of its common stock discussed in Note 8. The new vessel names are HOS Explorer, HOS Express, HOS Pioneer, HOS Trader, and HOS Voyager.

On August 6, 2003, the Company completed the acquisition of an additional 220-foot new generation offshore supply vessel from Candy Fleet. The closing of the transaction was affected after satisfying certain conditions precedent to closing, including, among other things, receipt during July 2003 of $13,500 in proceeds relating to the $30,000 private placement of common stock and the satisfactory completion of a drydocking and survey of the vessel in early August. The purchase price was $9,000. The Company plans to continue operating the acquired vessel, which was renamed the HOS Mariner, in the Gulf of Mexico. In connection with the acquisition, the Company was also granted options to purchase three conventional 180-foot offshore supply vessels from Candy Fleet for an aggregate exercise price of $4,500. These options expire on August 6, 2004.

The purchase method was used to account for the acquisitions of the six new generation offshore supply vessels from Candy Fleet. There were no intangible assets or goodwill recorded as a result of the acquisition. Included in the purchase price allocation was approximately $300 of acquisition costs comprised of legal, consulting and accounting fees. As of December 31, 2003, the final purchase price was allocated to the acquired assets based on the estimated fair values as follows:

Property, plant and equipment	$54,437
Inventory	183
Accrued liabilities	(275)

Purchase price	$54,345

The unaudited pro forma income statement data from the Candy Fleet acquisition would not have had a material impact on the Company’s consolidated results of operations for the years ended December 31, 2003 and 2002, if the acquisition had taken place at the beginning of the fiscal year.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

17.    Supplemental Selected Quarterly Financial Data (Unaudited):

	Quarter Ended
	Mar 31	Jun 30	Sep 30	Dec 31
Fiscal Year 2002
Revenues	$22,743	$21,315	$22,322	$26,204
Operating income	9,322	8,235	7,209	9,505
Net income	3,489	2,841	2,043	3,274
Net income per share of common stock:
Basic	$0.29	$0.23	$0.17	$0.27
Diluted	0.27	0.23	0.17	0.27
Fiscal Year 2003
Revenues	$27,347	$26,010	$28,215	$29,240
Operating income	10,358	8,620	8,276	8,433
Net income	4,290	2,673	2,159	2,068
Net income per share of common stock:
Basic	$0.35	$0.21	$0.15	$0.14
Diluted	0.35	0.21	0.15	0.14
Fiscal Year 2004
Revenues	$31,347	$30,288	$32,892	N/A
Operating income	8,829	7,640	9,239	N/A
Net income	2,338	1,930	3,303	N/A
Net income per share of common stock:
Basic	$0.16	$0.09	$0.16	N/A
Diluted	0.15	0.09	0.15	N/A

The sum of the four quarters may not equal annual results due to rounding.

18.    Employment Agreements

The Company has employment agreements with certain members of its executive management team. These agreements include, among other things, contractually stated base level salaries and a structured bonus plan dependent upon the Company achieving EBITDA and earnings per share targets in years during which the employment agreements are in effect. In the event a member of the executive management team is terminated due to events as defined in the agreement, the employee will continue to receive salary, bonus and other payments equal to the full amount payable under the agreement.

Effective February 27, 2002, the Company’s former Chairman of the Board and Chief Executive Officer ceased serving in that capacity and his employment under the terms of his agreement terminated. The Company accrued its contractual obligation as of the date of termination.

19.    Subsequent Event (Unaudited)

On November 3, 2004, the Company commenced a tender offer and solicitation of consents relating to the repurchase of its existing 10 5/8% Senior Notes due 2008 (the “10 5/8% senior notes”). The tender offer expired at 5:00 p.m., Eastern time, on December 3, 2004. On November 23, 2004, the Company completed the private placement of its 6.125% Series A Senior Notes due 2014 in the principal amount of $225,000 (the “Series A notes”), resulting in net offering proceeds of approximately $219,000, net of estimated transaction costs. In connection with the tender offer and related consent solicitation, the Company used $181,000 of such proceeds to repurchase approximately 91% of its outstanding $175,000 aggregate principal amount of 10 5/8% senior notes. In addition, approximately $17,000, plus accrued interest, of the offering proceeds was used to redeem the remaining 10 5/8% senior notes on January 14, 2005. Based on the purchase and redemption of the 10 5/8% senior notes for the fourth quarter of 2004, the Company expects to record an after-tax loss on early extinguishment of debt of approximately $14,700. The per share impact of this loss is expected to be $0.75 per diluted share for the year ended December 31, 2004 and $0.70 per diluted share for the fourth quarter 2004. Further, for the first quarter of 2005, the Company expects to record an after-tax loss on early extinguishment of debt of approximately $1,100, or $0.05 per diluted share, in connection with the redemption of the remaining 10 5/8% senior notes on January 14, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not offering the Series B notes in any jurisdiction where the offer is not permitted. We do not claim the information in this prospectus is accurate as of any date other than the date stated on the cover.

$225,000,000

Hornbeck Offshore Services, Inc.

Offer to Exchange

6.125% Series B Senior Notes due 2014

with Issuance Registered under

the Securities Act of 1933 for

6.125% Series A Senior Notes due 2014

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The General Corporation Law of Delaware, under which we are incorporated, authorizes the indemnification of directors and officers under the circumstances described below. To the extent one of our present or former directors or officers is successful on the merits or otherwise in defense of any action, suit or proceeding described below, the General Corporation Law of Delaware requires that such person be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding. Article Eight of our Certificate of Incorporation requires indemnification of our directors and officers to the extent permitted by law. Section 6.10 of our Bylaws provides for, and sets forth the procedures for obtaining, such indemnification. These provisions may be sufficiently broad to indemnify such persons for liabilities under the Securities Act of 1933. In addition, we maintain insurance which insures our directors and officers against certain liabilities.

The General Corporation Law of Delaware gives us the power to indemnify each of our officers and directors against expenses, including attorneys’ fees, and judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding by reason of such person being or having been one of our directors, officers, employees or agents, or of any other corporation, partnership, joint venture, trust or other enterprise at our request. To be entitled to such indemnification, such person must have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest and, if a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The General Corporation Law of Delaware also gives us the power to indemnify each of our officers and directors against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of us to procure a judgment in our favor by reason of such person being or having been one of our directors, officers, employees or agents, or of any other corporation, partnership, joint venture, trust or other enterprise at our request, except that we may not indemnify such person with respect to any claim, issue or matter as to which such person was adjudged to be liable to us in the absence of a determination by the court that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity. To be entitled to such indemnification, such person must have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest.

We have also entered into indemnification agreements with our directors and officers. These agreements provide rights that are consistent with but more detailed than those provided under Delaware Law and our Bylaws. The indemnification agreements are not intended to deny or otherwise limit third-party derivative suits against us or our directors or officers, but if a director or officer is entitled to indemnity or contribution under the indemnification agreement, the financial burden of the third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of us but would be offset by our obligations to the director of officer under the indemnification agreement.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits:

Exhibit Number	Description of Exhibit

1

— Purchase Agreement, dated as of November 18, 2004, among Goldman, Sachs & Co., Bear, Stearns & Co., Inc., Jefferies & Company, Inc., Hornbeck Offshore Services, Inc. and the guarantors party thereto (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed November 18, 2004).

Exhibit Number	Description of Exhibit

3.1

— Second Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on March 5, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-K for the period ended December 31, 2003).

3.2

— Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on June 20, 2003 (incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form S-1 dated September 19, 2003, Registration No. 333-108943).

3.3	— Fourth Restated Bylaws of the Company adopted June 30, 2004 (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-Q for the period ended June 30, 2004).
4.1

— Indenture, dated November 23, 2004 among Hornbeck Offshore Services, Inc., as issuer, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed November 18, 2004).

4.2

— Registration Rights Agreement, dated as of November 23, 2004, among Goldman, Sachs & Co., Bear, Stearns & Co., Inc., Jefferies & Company, Inc., Hornbeck Offshore Services, Inc. and the guarantors party thereto (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed November 18, 2004).

**4.3	— Specimen 144A Global 6.125% Series A Senior Note due 2014.
**4.4	— Specimen Regulation S Global 6.125% Series A Senior Note due 2014.
**4.5	— Specimen 6.125% Series B Senior Note due 2014.
*5	— Opinion of Winstead Sechrest & Minick P.C. (revised)
10.1	— Amended and Restated Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended September 30, 2003).
10.2

— Amendment to Senior Employment Agreement dated effective February 17, 2003 by and between Todd M. Hornbeck and the Company (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 dated September 19, 2003, Registration No. 333-108943).

10.3

— Amendment to Employment Agreement dated effective February 17, 2003 by and between Carl G. Annessa and the Company (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 dated September 19, 2003, Registration No. 333-108943).

10.4

— Amendment to Employment Agreement dated effective February 17, 2003 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 dated September 19, 2003, Registration No. 333-108943).

10.5

— Amended and Restated Credit Agreement dated as of February 13, 2004 among Hornbeck Offshore Services, Inc. and Hibernia National Bank, as agent, and Hibernia National Bank, Fortis Capital Corp., Southwest Bank of Texas, N.A., DVB Bank Aktiengesellscheft and Wells Fargo Bank, N.A., as lenders (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-K for the period ended December 31, 2003).

10.6

— Form of First Amendment to Indemnification Agreement for Directors, Officers and Key Employees (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-Q for the period ended September 30, 2003).

Exhibit Number	Description of Exhibit
10.7

— Asset Purchase Agreement dated as of June 20, 2003 by and among HOS-IV, LLC, Candy Marine Investment Corporation, Candy Fleet Corporation and Kenneth I. Nelkin, and joined for limited purposes by Hornbeck Offshore Services, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed July 7, 2003).

10.8	— Director and Advisory Director Compensation Plan (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K for the period ended December 31, 2003).
**12	— Calculation of Ratio of Earnings to Fixed Charges.
*21	— Subsidiaries of the Company.
23.1	— Consent of Winstead Sechrest & Minick P.C. (contained in Exhibit 5).
*23.2	— Consent of Ernst & Young LLP.

**24	— Powers of Attorney (set forth on page II-5).

**25	— Statement of Eligibility of Wells Fargo Bank, National Association.

*99.1	— Form of Letter of Transmittal.

*99.2	— Form of Letter to Registered Holders and Depository Trust Participants.

*99.3	— Form of Letter to Clients.

*99.4	— Amended and Restated Credit Agreement Confirmation dated December 29, 2004.

*	Filed herewith.
**	Previously filed.

(b) Financial Statement Schedules.

None.

ITEM 22.	UNDERTAKINGS

(i) The undersigned co-registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(ii) The co-registrants undertake that every prospectus (i) that is filed pursuant to paragraph (i) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii) The undersigned co-registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(iv) The undersigned co-registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(v) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the co-registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the co-registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the co-registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington, the State of Louisiana, on February 7, 2005.

HORNBECK OFFSHORE SERVICES, INC.

By:	/S/ TODD M. HORNBECK
Todd M. Hornbeck President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ TODD M. HORNBECK (Todd M. Hornbeck)	President, Chief Executive Officer, Secretary and Director (Principal Executive Officer)	February 7, 2005

/S/ JAMES O. HARP, JR. (James O. Harp, Jr.)	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 7, 2005

* (Bernie W. Stewart)	Director and Chairman of the Board	February 7, 2005

* (Larry D. Hornbeck)	Director	February 7, 2005

* (Bruce W. Hunt)	Director	February 7, 2005

* (Patricia B. Melcher)	Director	February 7, 2005

* (David A. Trice)	Director	February 7, 2005

* (Andrew L. Waite)	Director	February 7, 2005

/S/ JAMES O. HARP, JR. *By: Attorney-in-Fact		February 7, 2005

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants below has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington, the State of Louisiana, on February 7, 2005.

Energy Services Puerto Rico, LLC Hornbeck Offshore Services, LLC Hornbeck Offshore Transportation, LLC Hornbeck Offshore Operators, LLC HOS-IV, LLC Hornbeck Offshore Trinidad & Tobago, LLC

By:	/S/ TODD M. HORNBECK
Todd M. Hornbeck President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons on behalf of each of the above-referenced registrants and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ TODD M. HORNBECK (Todd M. Hornbeck)	President, Chief Executive Officer, Secretary and Sole Manager (Principal Executive Officer)	February 7, 2005

/S/ JAMES O. HARP, JR. (James O. Harp, Jr.)	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 7, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1

— Purchase Agreement, dated as of November 18, 2004, among Goldman, Sachs & Co., Bear, Stearns & Co., Inc., Jefferies & Company, Inc., Hornbeck Offshore Services, Inc. and the guarantors party thereto (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed November 18, 2004).

3.1

— Second Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on March 5, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-K for the period ended December 31, 2003).

3.2

— Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on June 20, 2003 (incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form S-1 dated September 19, 2003, Registration No. 333-108943).

3.3	— Fourth Restated Bylaws of the Company adopted June 30, 2004 (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-Q for the period ended June 30, 2004).

4.1

— Indenture, dated November 23, 2004 among Hornbeck Offshore Services, Inc., as issuer, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed November 18, 2004).

4.2

— Registration Rights Agreement, dated as of November 23, 2004, among Goldman, Sachs & Co., Bear, Stearns & Co., Inc., Jefferies & Company, Inc., Hornbeck Offshore Services, Inc. and the guarantors party thereto (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed November 18, 2004).

**4.3	— Specimen 144A Global 6.125% Series A Senior Note due 2014.

**4.4	— Specimen Regulation S Global 6.125% Series A Senior Note due 2014.

**4.5	— Specimen 6.125% Series B Senior Note due 2014.

*5	— Opinion of Winstead Sechrest & Minick P.C. (revised)

10.1	— Amended and Restated Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended September 30, 2003).

10.2

— Amendment to Senior Employment Agreement dated effective February 17, 2003 by and between Todd M. Hornbeck and the Company (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 dated September 19, 2003, Registration No. 333-108943).

10.3

— Amendment to Employment Agreement dated effective February 17, 2003 by and between Carl G. Annessa and the Company (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 dated September 19, 2003, Registration No. 333-108943).

10.4

— Amendment to Employment Agreement dated effective February 17, 2003 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 dated September 19, 2003, Registration No. 333-108943).

10.5

— Amended and Restated Credit Agreement dated as of February 13, 2004 among Hornbeck Offshore Services, Inc. and Hibernia National Bank, as agent, and Hibernia National Bank, Fortis Capital Corp., Southwest Bank of Texas, N.A., DVB Bank Aktiengesellscheft and Wells Fargo Bank, N.A., as lenders (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-K for the period ended December 31, 2003).

Exhibit Number	Description of Exhibit

10.6

— Form of First Amendment to Indemnification Agreement for Directors, Officers and Key Employees (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-Q for the period ended September 30, 2003).

10.7

— Asset Purchase Agreement dated as of June 20, 2003 by and among HOS-IV, LLC, Candy Marine Investment Corporation, Candy Fleet Corporation and Kenneth I. Nelkin, and joined for limited purposes by Hornbeck Offshore Services, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed July 7, 2003).

10.8	— Director and Advisory Director Compensation Plan (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K for the period ended December 31, 2003).

**12	— Calculation of Ratio of Earnings to Fixed Charges.

*21	— Subsidiaries of the Company.
23.1	— Consent of Winstead Sechrest & Minick P.C. (contained in Exhibit 5).

*23.2	— Consent of Ernst & Young LLP.

**24	— Powers of Attorney (set forth on page II-5).

**25	— Statement of Eligibility of Wells Fargo Bank, National Association.

*99.1	— Form of Letter of Transmittal.

*99.2	— Form of Letter to Registered Holders and Depository Trust Participants.

*99.3	— Form of Letter to Clients.

*99.4	— Amended and Restated Credit Agreement Confirmation dated December 29, 2004.

*	Filed herewith.
**	Previously filed.